Form 20-F
period 2022-06-30
Advanced Health Intelligence Ltd
filed 2023-02-03
CIK 1815436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 000-49843

ADVANCED HEALTH INTELLIGENCE LTD

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

71-73 South Perth Esplanade

Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Mr Nicholas Prosser

Non-executive Chairman

71-73 South Perth Esplanade

Unit 5, South Perth, WA 6151

Australia

+61 8 9316 9100 (phone)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing seven Ordinary Shares	AHI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

166,749,382 Ordinary Shares, as of June 30, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☒	Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

INTRODUCTION

Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd) was incorporated on October 1, 2014 as “Shrinkme Pty Ltd” under the Corporations Act (Australia). On February 17, 2015 we changed our name to “MyFiziq Pty Ltd” and on June 12, 2015 we changed our name to “MyFiziq Limited” and accordingly changed our status to a public company. On March 5, 2021, we changed our name to “Advanced Human Imaging Ltd”. On December 8, 2022, we changed our name to “Advanced Health Intelligence Ltd”.

We have developed and patented a proprietary measurement/dimensioning technology that enables a User to check, track, and accurately assess their body dimensions and chronic disease risk markers privately using only a smartphone. We refer to this physical measurement and analytics tool as “BodyScan.” We have global customers/partners (“Partners”) who utilize our technology through Software Development Kits (“SDKs”). Our global Partners have substantial audiences that they address, and from those underlying audiences, individual User(s) (“User(s)”) gain access via the Partners’ software programs/apps that embed our technology components.

Our global Partners currently include companies within the following sectors: (i) mobile health (“mHealth”), Telehealth, and Wellness; (ii) Life and Health Insurance; and (iii) Fitness Industry.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since November 2021, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “AHI”. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents seven (7) of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our”, “the Company”, “AHI” and “Advanced Health Intelligence” mean Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd) and its subsidiaries, unless otherwise indicated.

Our financial statements have been prepared in accordance with Australian Accounting Standards (“AASB”). The AASB has adopted both the International Accounting Standards (“IAS”) as well as the International Financial Reporting Standards (“IFRS”), as issued by the IASB.

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the ASX in addition to our listing of our ADSs on the NASDAQ Capital Market (“NASDAQ”). As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with the ASX Listing Rules and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual Report on Form 20-F.

In this annual report, all references to “U.S. dollars” or “U.S.$” are to the currency of the United States, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Forward-Looking Statements

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

i

ii

PART  I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our securities. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the daily price of our securities could decline, and you could lose all or part of your investment. These risk factors include:

Summary Risk Factors

The below is a summary of principal risks to our business and risks associated with our company. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this annual report for a more complete discussion of the risks listed below and other risks.

●	We operate in a highly competitive industry, and if we are not able to compete effectively, our business and results of operations will be harmed.

●	We may not reach the scale in our business or generate revenue to the level outlined in our business plan.

●	We may be unable to successfully execute our growth initiatives, business strategies, or operating plans.

●	If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

●	If security measures in connection with our platforms and services are breached or unauthorized access to patient’s or client’s data is otherwise obtained, our solutions may be perceived as not being secure, clients may reduce the use of or stop using our software solutions, and we may incur significant liabilities.

●	If we do not continue to innovate and provide services that are useful to customers and users, we may not remain competitive, and our revenue and results of operations could suffer.

●	The recent global pandemic of COVID-19 could harm our business, results of operations, and financial condition.

●	We rely on third-party providers for web services/cloud services, computing infrastructure, databases and other technology-related services needed to deliver our cloud solutions. Therefore, a change of contractual relationship with such third-party providers or disruption of the services provided by them could adversely affect our business and subject us to liability.

●	Technology changes rapidly in our business, and if we fail to anticipate new technologies, the quality, timeliness, and competitiveness of our products may suffer.

●	Our business success depends on our ability to properly utilize and protect our intellectual property and non-infringement of intellectual property of third parties, both in the U.S. and in other countries, we plan to expand to.

●	We are an “emerging growth company” and as such, we are subject to exemptions from certain disclosure requirements.

●	We are subject to certain risks associated with currency fluctuations which can impact our operations.

●	We are subject to certain risks associated with ADSs.

●	There may be a significant dilution and loss of value of our Ordinary Shares as a result of certain outstanding convertible notes, outstanding performance rights and options which are exercisable into Ordinary Shares.

●	Your rights to pursue claims arising under the deposit agreement are limited by the terms of the deposit agreement, including limited choice of forum, and jury trial waiver.

Risks Related to our Business

We may not reach the scale in our business or generate revenue to the level outlined in our business plan.

We may be unable to achieve our expected growth or go-live with our product in the anticipated timelines, based on factors outside of our control. We have only generated very minimal recurring revenues to date as our partner releases have only commenced in late 2020 and there is a degree of uncertainty associated with predicting future revenue with a broader understanding of adoption and retention. Until we have ascertained the level of uptake with already contracted partners, this will form part of our focus and process.

We have historically incurred significant losses and there can be no assurance as to when, precisely, we will achieve breakeven or maintain profitability, despite our low overhead expenditure.

During the 12 months ended June 30, 2022, we realized a net loss of A$20,076,843 compared with a net loss of A$14,060,992 for the 12 months ended June 30, 2021. Because of the numerous risks and uncertainties associated with the development of our products and business, we are unable to predict with absolute certainty the extent of any future losses or when we will become profitable. While our overheads are quite low, maintaining operating losses in the future will have an adverse effect on our cash resources, shareholders’ equity and working capital. Our failure to become and remain profitable could depress the value of our stock and impair our ability to raise capital, expand our business, maintain our development efforts, diversify our portfolio of partner companies, or continue our operations. A decline in our value could also cause you to lose all or part of your investment in our Company.

We will need to raise additional capital to meet our business requirements in the future, which could be challenging, potentially highly dilutive and may cause the market price of our Ordinary Shares and ADSs to decline.

While we are transitioning to a point of breakeven, we may need to raise additional capital in order to meet our business objectives. Future capital raises may not be available on reasonable terms, if at all. Additional capital would be used to accomplish the following:

●	Finance our current operating expenses;

●	Pursue growth opportunities;

●	Hire and retain qualified employees;

●	Respond to competitive pressures;

●	Comply with regulatory requirements; and

●	Maintain compliance with applicable laws.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current shareholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional Ordinary Shares or securities convertible into or exchangeable or exercisable for our Ordinary Shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

In addition, we may incur additional costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans, which would have a material adverse effect on our business, financial condition and results of operations.

The success of our business is highly dependent on market acceptance of our technology and timely release of our technology which is embedded in our partners’ customer facing applications. If the end consumer does not accept our product, or our customers fail to go live with their applications (with our technology embedded), our financial performance will be materially adversely affected.

We expect to derive most of our revenue by charging fees in connection with the usage of our applications and technologies. We must make product rollout decisions and commit significant resources well in advance of the anticipated introduction of new applications and technologies. The release of our applications and technologies by our customers (we are ‘business-to-business’ (“B2B”), while our customers have the relationship with the end user) may be delayed, may not succeed, or may have a shorter life cycle than anticipated. If the applications are not released when anticipated or do not attain wide market acceptance, our revenue growth may never materialize, we may be unable to fully recover the resources we have committed, and our financial performance will be harmed.

As a B2B company, we are substantially dependent on our customers to design, integrate and price our technology effectively within their applications.

Whilst we establish commercial contracts with our customers that includes: pricing charges, SDK integration audits, and implementation services, and include various options for customer to select from to integrate our technology within their applications to meet their unique business requirements and user experience in our product offering, as well as provide our own design resources to supplement customer design and product teams, we have limited control over what price customers offer the integrated solution to end users, as well as where and how our products are integrated into their applications. As a result, customers may set pricing points too high for end users, or design / integrate our application in a sub optimal way that users cannot easily find or use our products, which may substantially impact our ability to generate recurring revenue at the level that we expect.

As a B2B company, we are substantially dependent on our customers to release our integrated products on agreed timelines.

Whilst we establish commercial contracts with our customers that includes indicative release timing, we have limited to no control over when, if ever, customers choose to release integrated products. Delays in customer release schedules may have a significant impact on our future cash flow and ability to generate recurring revenue, and / or significantly damage our brand reputation.

As a B2B company, we are substantially dependent on our customers to market our integrated product to their end users.

Whilst we provide marketing incentives to customers to, depending on the customer size, match their marketing spend on integrated product marketing, provide part marketing spend, as well as assist with marketing activities, including generation and monitoring of marketing strategies and campaigns as well as the development of joint marketing assets, we have limited to no control over how and when customers market our integrated products. Ineffective, inadequate, or nonexistent marketing of our integrated product may have a significant impact on our future cash flow and ability to generate recurring revenue at the level that we expect.

Damage to our or our customers’ reputation or lack of acceptance of our brand or our customers’ brands in existing and new markets could negatively impact our business, financial condition and results of operations.

We intend to build a strong reputation for the quality of our technology, and we must protect and grow the value of our brand to be successful. Any incident that erodes consumer affinity for our brand or our customers’ brands, could significantly reduce our brand value and damage our business. If end users perceive or experience a reduction in quality, or in any way believe we or our customers fail to deliver a consistently positive experience, our brand value could suffer, and our business may be adversely affected.

In addition, our ability to successfully sign new partners in new markets may be adversely affected by a lack of awareness or acceptance of our brand or our existing partners brands in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our growth may be significantly delayed or impaired.

As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In addition, other factors that could have a material adverse effect on our business and operations include but are not limited to; local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters.

Technology changes rapidly in our business, and if we fail to anticipate new technologies, the quality, timeliness, and competitiveness of our products may suffer.

Rapid technology changes require us to anticipate which technologies and/or distribution platforms our products must take advantage of in order to make them competitive in the market at the time they are released. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, and even though we have global patent protection, our competition may be able to achieve them more quickly than we can. If we cannot achieve our technology goals within the original development schedule of our products, this may impact the manner in which users experience our product, which in turn could impact recurring revenue. It may also provide an opportunity for competitors to catch up to us.

We rely upon third parties to provide distribution for our applications, and disruption in these services could harm our business.

We currently utilize, and plan on continuing to utilize over the current fiscal year, third-party networking providers and distribution through companies including, but not limited to, Apple and Google to distribute our technologies. If disruptions or capacity constraints occur, we may have no means of replacing these services, on a timely basis or at all. This could cause a material adverse condition for our operations and financial earnings.

We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. Any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our products and customer satisfaction. Our products run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system. However, elements of this system are operated by open-source code and third party owned and operated software that we do not control, and which would require significant time to replace. We expect this dependence on third parties to continue. In particular, a portion of the data storage, data processing and other computing services and systems is hosted by cloud computing providers. Any disruptions, outages and other performance problems relating to such services, including infrastructure changes, human or software errors and capacity constraints, could adversely impact our business, financial condition or results of operations.

We could be harmed by improper disclosure or loss of sensitive or confidential company, employee, associate or customer data, including personal data.

In connection with the operation of our business, we plan to store, process and transmit data, including personal information, about our employees, customers, customers’ end users, associates and candidates, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent, in particular, on our ability to retain and motivate our Chief Executive Officer, and certain of our other senior executive officers. The loss of the services of our Chief Executive Officer, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our business operations are conducted in multiple languages and could be disrupted due to miscommunications or translation errors.

The success of our business continues to depend on our marketing efforts globally, with a majority of customer head offices in the USA, Europe and Asia Pacific, each of which may be conducted in the local language. Miscommunications or inaccurate foreign language translations could have a material adverse effect on our business operations and financial conditions. Additionally, contracts, communications and complex technical information may be required to be accurately translated into foreign languages.

We may not be able to adequately protect our Intellectual Property (IP) or avoid third party IP, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using our patents, service marks and other proprietary intellectual property, including our names and logos. We have patents in selected global jurisdictions, with prior art dating back to December 4, 2014. We have been issued 12 patents, 1 of each in Australia, China, Hong Kong, Canada, and the USA, 2 in South Korea, and Singapore, and 3 in Japan. We have 9 patent-pending submissions; 1 each in China, Hong Kong, Singapore, South Korea, Europe, India, and 3 in New Zealand, and updated applications to our existing issued patents to further protect our IP in process. No assurance can be given that our patent-pending submissions or the additional patent applications which is in process will be approved. If our patent-pending submissions or the additional patent applications which is in process are not approved, our ability to expand or develop our business may be negatively affected.

We have established trademarks to protect our brand globally in key jurisdictions including: the USA, China, the EU, the UK, Japan, and Australia.

Third parties may also oppose our trademark or patent applications, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our goods and services or redesign our technology, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands and products.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our company being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

We license third-party software and other intellectual property for use in product deployment, research and development and, in several instances, for inclusion in our products such as with FaceScan and DermaScan. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. Third parties may stop adequately supporting or maintaining their technology, or their technology may be acquired by our competitors. If we are unable to obtain licenses to these third-party software and intellectual property on reasonable terms or at all, we may not be able to sell the affected products, our customers’ use of the products may be interrupted, or our product development processes and professional services offerings may be disrupted, which could in turn harm our financial results, our customers, and our reputation. The inclusion of third-party intellectual property in our products can also subject us and our customers to infringement claims. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. Regardless of outcome, infringement claims may require us to use significant resources and may divert management’s attention. Some of our products and technology, including those we acquire, may include software licensed under open-source licenses. Some open-source licenses could require us, under certain circumstances, to make available or grant licenses to any modifications or derivative works we create based on the open-source software. Although we have tools and processes to monitor and restrict our use of open-source software, the risks associated with open-source usage may not be eliminated and may, if not properly addressed, result in unanticipated obligations that harm our business.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We will rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

If we are perceived to cause, or are otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism, financial penalties and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers’ end users to be less likely to visit their venues or platforms, or otherwise interact with them. If enough end users choose not to visit our customers’ venues of platforms, or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Around the world, there are numerous lawsuits in process against various technology companies that process personal information and personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our technologies and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our technologies. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or require us to make modifications to our existing services and technology, which could significantly limit the adoption and deployment of our technologies or result in significant expense.

We will continue to incur costs and be subject to various obligations as a result of being a public company.

We will continue to incur significant legal, accounting and other expenses as a result of being a public company. Although we will incur costs each year associated with being a publicly traded company, it is possible that our actual costs of being a publicly traded company will vary from year to year and may be different than our estimates. In estimating these costs, we take into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations in order to become a U.S. publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time we may be subject to litigation, including, among others, potential shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have obtained directors and officers liability (“D&O”) insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to us. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. Our Constitution requires us to indemnify our officers and directors involved in such a legal action to the extent permitted by the Corporations Act 2001 (Cth), or the “Corporations Act”. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Such lawsuits, and any related publicity, may result in substantial costs and, among other things, divert the attention of management and our employees. An unfavorable outcome in any claim or proceeding against us could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters, which could have a material adverse impact on our financial position.

Federal, state and local or Australian tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S., as well as federal and state taxes in Australia in respect to our operations in Australia. Although we believe our tax estimates are reasonable, if the Internal Revenue Service or other taxing authority disagrees with the positions, we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Our management, board and advisors control a large block of our Ordinary Shares.

As of June 30, 2022, members of our management team and board beneficially own approximately 31.4% of our outstanding Ordinary Shares, Performance Rights and Options. In addition, two shareholders own between them approximately 19.4% of our outstanding Ordinary Shares and Performance Rights. As such, management and these shareholders own approximately, in the aggregate, 28.5% of our voting power. As a result, management and the aforementioned shareholders may have the ability to control substantially all matters submitted to our shareholders for approval including:

●	Election of our directors;

●	Removal of any of our directors;

●	Amendment of our Constitution; and

●	Adoption of measures that could delay or prevent a change in control or impede a merge, takeover or other business combination involving us.

In addition, management’s and the aforementioned shareholders’ stock ownership may discourage a potential acquirer from making a takeover offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Risks Related to Ownership of our ADSs

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Our Ordinary Shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars. In the past year, the Australian dollar has generally weakened against the U.S. dollar; however, this trend may not continue and may be reversed. As such, any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In addition, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. While we engage in limited hedging transactions to manage our foreign exchange risk, these activities may not be effective in limiting or eliminating foreign exchange losses. To the extent that we need to convert U.S. dollars into Australian dollars for our operations, appreciation of the Australian dollar against the U.S. dollar would have a negative effect on the Australian dollar amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our Ordinary Shares the ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our Ordinary Shares. This may have the ancillary effect of entrenching our Board and may deprive or limit our shareholders’ opportunity to sell their Ordinary Shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under “Description of Share Capital” as well as our Constitution, which is included as an exhibit to this annual report.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 4 months after the end of each fiscal year. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on NASDAQ, we will be subject to their corporate governance listing standards. However, NASDAQ rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in Australia may differ from NASDAQ corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration and Nomination committees, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the Board are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2022. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of June 30, 2022, approximately 13% of our outstanding Ordinary Shares (including Ordinary Shares in the form of ADSs) are held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Ordinary Shares or the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find the Ordinary Shares or ADSs less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for the Ordinary Shares or ADSs and the price of the Ordinary Shares or ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of our IPO occurred.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2020, we believe that we were not classified as a passive foreign investment company, or “PFIC”, for the taxable year ended June 30, 2020. Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2021, we believe that we would not be classified as a PFIC for the taxable year ended June 30, 2021. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from our IPO in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. holder (as defined below in the section titled “Material United States Federal Income Tax and Australian Tax Considerations—Material United States Federal Income Tax Considerations”) holds our Ordinary Shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the Ordinary Shares or ADSs, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder is eligible to make and makes a mark-to-market election or makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Material United States Federal Income Tax and Australian Tax Considerations—Material United States Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our Ordinary Shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Our current U.S. subsidiary and any future newly formed or acquired U.S. and non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the Controlled Foreign Corporation Rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our Ordinary Shares or ADSs.

Our failure to meet the continued listing requirements of NASDAQ could result in a delisting of the ADSs.

If, after listing, we fail to satisfy the continued listing requirements of NASDAQ, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to delist the ADSs. Such a delisting would likely have a negative effect on the price of the ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent the ADSs from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

We have received a notice from NASDAQ of non-compliance with its minimum bid price rules.

On June 24, 2022, we received a written notification (the “Notice Letter”) from NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5450(a)(1), as the closing bid price for our Common Stock was below the $1.00 per share requirement for the last 30 consecutive business days. The Notice Letter stated that we have 180 calendar days, or until December 21, 2022 (the “Initial Compliance Period”), to regain compliance with the minimum bid price requirement. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we can regain compliance if the closing bid price of our Common Stock is at least $1.00 for a minimum of 10 consecutive business days.

In the event that we do not regain compliance with Listing Rule 5450(a)(1) prior to the expiration of the compliance period, we will receive written notification that our securities are subject to delisting. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable NASDAQ Listing Rules. A delisting of our Common Stock would have an adverse effect on the market liquidity of our Common Stock and, as a result, the market price for our Common Stock could become more volatile. Further, a delisting also could make it more difficult for us to raise additional capital. We intend to monitor the closing bid price of our common stock and may conduct a reverse stock split, if necessary, to regain compliance with the NASDAQ bid price rule.

ITEM 4. Information on the Company

A.	History and Development of the Company

Our legal and commercial name is Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd). We were incorporated on October 1, 2014 as “Shrinkme Pty Ltd” under the Corporations Act (Australia). On February 17, 2015 we changed our name to “MyFiziq Pty Ltd” and on June 12, 2015 we changed our name to “MyFiziq Limited” and accordingly changed our status to a public company. On March 5, 2021, we changed our name to “Advanced Human Imaging Ltd.” On December 8, 2022, we changed our name to “Advanced Health Intelligence Ltd”.

Our registered office and our principal executive offices and headquarters are located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia and our phone number is +61 8 9316 9100. We maintain a corporate website at www.ahi.tech. The information in our website is not incorporated by reference into this annual report.

Subsequent to year end, AHI entered into a definitive arrangement agreement (the “Arrangement Agreement”) with wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (“wellteq”), on September 2, 2022, whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition (the “Transaction”). Pursuant to the terms of the Arrangement Agreement, wellteq shareholders will receive one (1) ordinary share of AHI (an “AHI Share”) for every six (6) wellteq common shares (a “wellteq Share”) held (or 0.1667 AHI Shares for every 1 wellteq Share). AHI will issue a total of approximately 17,811,508 AHI shares in total consideration for 100% of wellteq’s issued shares. Following completion of the Transaction, wellteq shareholders in aggregate will hold approximately 9.573% of AHI’s issued capital.

Pursuant to the terms of the Arrangement Agreement, AHI will acquire 100% of the outstanding wellteq Shares by way of a plan of Arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). In consideration for the wellteq Shares, AHI will issue one (1) AHI Share for every six (6) wellteq Shares outstanding at the effective time of the Arrangement, equal to 0.1667 AHI Shares for every one (1) wellteq Share.

On November 24, 2022, a special meeting of wellteq shareholders voted 100% of the votes cast to approve the Arrangement. Following this over whelming vote of wellteq shareholders, on November 30, 2022, the Supreme Court of British Columbia, Canada, approved the Transaction.

The wellteq Arrangement Agreement was completed on December 6, 2022, which saw the issue of 17,804,587 ordinary shares in the Company on December 6, 2022, in favour of the wellteq shareholders as consideration shares valued at A$1,673,631. At November 30, 2022, wellteq had an (unaudited) net liability position of A$741,061, suggesting provisional intangible assets acquired of A$2,414,692. Given the proximity of transaction completion to the date of the financial report, included in this annual report, the initial accounting for the business combination, including the determination of the fair value of any identifiable intangible assets acquired, is incomplete.

On February 2, 2022, AHI announced that it had entered into a binding term sheet   with digital health provider Vertica Health (PTY) Ltd (“Vertica”)  in relation to the integration of AHI’s CompleteScan SDK with Vertica’s digital health products.

Further details of Vertica’s products and the proposed integration with AHI’s CompleteScan are set out in the February 2, 2022 announcement.

The proposed integration is progressing well, and AHI has acquired Vertica to bring Vertica’s software products into AHI for use with other B2B customers and partners of AHI.

The consideration payable by AHI for the proposed acquisition will comprise:

●	cash payments totaling US$600,000, comprising:

o	US$100,000 payable on closing;

o	US$250,000 payable 1 year from closing; and

o	US$250,000 payable 2 years from closing; and

●	1,500,000 AHI shares, escrowed for 24 months from issue.

AHI concluded a share sale agreement on August 5, 2022 to acquire 100% of Vertica Health.

Given the value of the consideration payable, AHI doesn’t consider that the acquisition is material (in the context of AHI’s market capitalization and net asset position) to warrant an announcement to the market under LR 3.1.  However, as part of the consideration involves an issue of shares, AHI released an Appendix 3B to the market to satisfy LR 3.10.3.

The projected increase in consolidated total assets due to the Vertica transaction is equal to the value of the proposed consideration payable to acquire Vertica, comprising US$100,000 in cash on closing (offset by a corresponding reduction in AHI’s existing cash to pay this amount), US$500,000 in deferred cash consideration and 1,500,000 AHI shares (subject to 24 months voluntary escrow) valued at the current market price of 12c per share.

AHI is budgeting for an increase of approximately A$80,000 per month to working capital costs as a result of the Vertica transaction. Vertica does not currently generate material revenues or profits, so AHI does not forecast any material increases to these numbers in its P&L statement in the near term as a result of the proposed acquisition of Vertica.

On February 15, 2022 the Company appointed Nick Prosser as the interim Non-executive Chairman. Additionally, Katherine Iscoe Ph.D., Co-Founder, and former Chief Executive Officer of the Company was appointed as Executive Director and Chief Executive Officer. Concurrently, Vlado Bosanac left his role as Chief Executive Officer and moved to a full-time strategic role as Head of Strategy and Revenue Growth.

Our capital expenditures for 2022, 2021, and 2020 amounted to approximately A$86,269, A$23,453 and A$62,372, respectively. These expenditures were primarily for IT equipment. Since the start of the 2017 financial year, AHI has incurred R&D expenses in excess of A$8.0 million, relating to the development of our applications and technologies. We intend to continue to invest in our R&D capabilities to extend our platform and bring our measurement and biometrics technologies to a broader range of applications.

B.	Business Overview

Overview

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies.

Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world's first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitising healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world's most comprehensive mobile-phone-based risk assessment tool culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma).

●	Personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically-driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate high-risk patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavours to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

We have developed and patented a proprietary measurement/dimensioning technology that enables a User to check, track, and accurately assess their body dimensions and chronic disease risk markers privately using only a smartphone. We refer to this physical measurement and analytics tool as “BodyScan.” We have global customers/partners (“Partners”) who utilize our technology through our proprietary SDKs. Our global Partners have substantial audiences that they address, and from those underlying audiences, individual User(s) (“User(s)”) gain access via, the Partners’ software programs/apps that embed our technology components. Our global Partners currently include companies within the following sectors: (i) mobile health (“mHealth”), Telehealth, and Wellness; (ii) Life and Health Insurance; and (iii) Fitness Industry.

Our patented technology allows our Partners to supply individual Users, via our automated technology, the ability to take a series of images of themselves using a smartphone, which delivers accurate and repeatable measurements across an individual’s entire body. These measurements allow the individual to understand his/her dimensions and the physical changes that they are undergoing through, exercise and lifestyle modification. Further, the images that we capture also provide the individuals with an understanding of their potential health risks related to certain chronic diseases (including but not limited to obesity and diabetes) and using the global standards measurements set by the World Health Organization (“WHO”), and the International Diabetes Federation (“IDF”). Once the image capture sequence is completed, it supplies those measurements to the Partner’s application, whose contract with the User then determines the manner in which it analyzes/reports the data and/or the potential health risk to the User. We are distributing our technology globally to assist individuals, communities and populations live healthier lives via our B2B2C capabilities.

The above images illustrate the various AHI technologies.

Recent technology advances have provided opportunities for complex mathematical problems to be solved directly on a User’s smartphone, rather than limiting that computation to the Cloud. Modern devices produced by companies such as Apple, Samsung and Google now have AI-focused chipsets utilizing platforms such as CoreML and Tensorflow to process data at lightning speeds. We see the opportunity to harness these ongoing technology improvements to lower latency, increase security and privacy, improve reliability and reduce operational costs of our core services. Our overarching technology strategy has been to take advantage of this hardware-accelerated performance, specifically by utilizing on-device general purpose Graphic Processing Units (“GPU”) found on today’s modern devices.

In Cloud-based systems, data transfer/retention is a potential impediment. Data must be sent to, and then processed in, the Cloud, thus adding additional latency and disclosure risk to the overall process. On-device computing eliminates the necessity of a roundtrip to the Cloud and permits near zero-latency. This process greatly improves User experience and allows for near real-time interaction with the service.  Running directly on-device additionally negates the side-effects of Cloud-based interference. In areas where connectivity is sub-optimal, such as rural areas, having analytic models on-device means that processing results can be generated locally, quickly and securely.

As sensitive data does not need to be sent or maintained in the Cloud, there are fewer opportunities to exploit any potential vulnerabilities, thereby providing increased security and privacy for Users. This security is critically important in a world where data sovereignty, residency, and retention are a major concern for Users and under increased protective global legislation.

By focusing on leveraging the estimated 3.7 billion devices capable of running AI inference and analysis on-device, we are able to slash the costs associated with Cloud-based analytics and inference, bandwidth and retention/storage concerns. As our user base scales, implementing machine learning on-device will mitigate the expense of expertise and time needed to implement and maintain a Cloud-based solution.

In 2022 AHI acquired South African based Vertica Health and CSE listed wellteq Digital Health Inc. AHI has expanded its ability to deliver a non-invasive, highly accurate and privacy-sensitive healthcare and biometric solutions that generate results to the user within seconds. We leverage the power of machine-learning and computer vision to analyze images, detect pose and joint features, and create non-personally identified data for measurement estimation relating to health risk for early triaging of health risk. We further take advantage of dedicated GPU libraries such as TensorFlow Lite (Android) and Metal (Apple) to run prediction models, which have been trained with a substantial and diverse human data set from around the globe and which are able to process multiple captured images in fractions of a second. The result is a solution that runs on-device and does not sacrifice speed, security or privacy. Images and private information never leave the phone, ensuring security and privacy standards are met across global regions. This process allows us to produce what we believe to be exceptional results and simplify the output of useful, reliable, digital assessments based on an individual’s data captured privately and conveniently on their own device.

Our BodyScan application has been developed over 8 years through the development of our proprietary image capturing and analysis system. We have refined this process utilizing a proprietary data collection exercise conducted by the company, which involved over 7,000 individuals across Australia, Taipei, Thailand and Malaysia. This multinational data set of ethnicities was used to train and to enrich our machine-learning protocols and to improve the accuracy and repeatability of the BodyScan system. We have further enhanced the use case by adopting a number of predetermined and published markers for some chronic diseases, set by the WHO, and the IDF. According to the WHO, these chronic, non-communicable diseases relate to 71% of deaths each year. We have developed and built the application’s patented capturing system, in line with the WHO and IDF measurement guidelines for the assessment and identification of biomarkers of these chronic diseases, such as Type 2 Diabetes. Whether it be an iOS or an Android application on the smartphone of any user, we provide our Partners and their Users with the following biometric data points:

●	Anthropometric Measurements (BodyScan);

●	Body Composition: Total Body Fat %, (BodyScan);

●	Primary Markers of Chronic disease – Type 2 Diabetes, Obesity, Cardiovascular Disease (BodyScan and FaceScan combined);

●	Primary Health Markers – Waist-to-Hip Ratio, Waist-to-Height, Waist Circumference, (BodyScan); and

●	Dermatological conditions – 588 skin conditions across 133 categories, (DermaScan).

It is our mission to deliver an easy-to-use, early warning and health assessment tool for our Partners to supply to individuals, governments and healthcare organizations, enabling Users to take control of and to understand the health risks which they pose to themselves, which they may be unaware of. Having the opportunity to combine measurement data with other biometric data sets widens the utility and importance of our technology through multiple business segments.

We believe that our technology is unique and has been independently validated for accuracy and repeatability by doctors and professors from leading universities and research organizations around the world, including Professor Timothy Ackland PhD, Professor of Applied Anatomy and Biomechanics, The University of Western Australia, Dr. Erwin Christianto MD MSc, Physician & Clinical Nutrition Specialist, Eka Hospital Pekanbaru Indonesia, and Dr. Alisa Nana PHD, Sports Science and Technology Mahidol University Thailand.

With the increased requirement of medical surveillance and remote healthcare services due to the COVID-19 pandemic, we have strategically acquired, partnered and invested into the expansion of our information capturing capabilities with the addition of vital signs data (FaceScan) using transdermal optical imaging (“TOI”) allowing AHI to develop a Health Risk Assessment Report (HRA) which provides an expanded risk assessment to individuals via our technology partners through the Vertica acquisition. Vertica has created some scientifically validated algorithmic assets that leverage smartphone sensor data, obtainable in conjunction with AHI’s BodyScan and FaceScan, to produce a range of additional measures related to human mortality and morbidity risk. By leveraging Vertica’s clinical and scientific experience, Vertica has integrated a multitude of prominent international peer-reviewed research publications towards causally understanding and modelling human lipid metabolism and metabolic syndrome progression. These measures include, digital blood lipid biomarkers (Total Cholesterol, LDL Cholesterol, HDL-C Cholesterol, and triglyceride levels), inflammation biomarker, C-reactive protein, visceral adiposity index (VAI), lipid accumulation product (LAP), cardiorespiratory fitness, fasting blood glucose, an estimated number of metabolic syndrome components present in the individual, brachial-ankle pulse wave velocity (which is a measure of cumulative damage of the circulatory system), and 10-year cardiovascular disease risk.

AHI has also further expanded into a dermatological AI platform which provides information to identify and assess 588 known skin conditions across 133 categories (DermaScan). DermaScan is a software application using artificial intelligence to perform patient-specific analyses of skin conditions. DermaScan is intended to be used as a second opinion tool for healthcare professionals to support the diagnosis of skin conditions but does not provide a definitive diagnosis. A definitive diagnosis should only be performed in a healthcare professional’s environment with the patient present. User error can potentially lead to limitations of the product, as DermaScan requires good quality images of the skin condition the User is analyzing, as well as a series of questions to be answered specific to the User and the skin condition in question. It is important the User provides images of good quality and accurately provides information as prompted to do so. Accuracy of services will vary depending on the quality of image presented as well as the quality of this information provided.

Business Model

We operate a business-to-business (“B2B”), Digital Health as a Service (“dHaaS”) model and revenue is generated on both a subscription basis as well as on demand-use basis. The overall mercantile business model is one-to-one-to-many, whereby our sales channel customers are business Partners who have the relationship with the end User, and whereby our technology is embedded into our Partner’s application that is made available to the Users on terms set by those two parties, thereby allowing User privacy data on the User smartphone and agreed data retention in the Partner’s ecosystem. We believe this B2B, dHaaS model enables lower overhead and allows AHI to leverage our Partners’ sales forces in an efficient and economical way. Our go-to-market strategy makes our business model highly scalable without the need for large corporate overhead, which cost-saving element will help to facilitate better operating margins as we increase the number of our Partners and as they scale the number of their Users. We have a pricing model which can be adjusted downward depending on scale (User volume) undertaken by the Partner.

Our technology has been both designed and developed to augment Partner applications via white label applications or individual SDKs, enabling rapid integration opportunities for both native and hybrid solutions. Through the licensing of the use of our technology, Partners have the ability to effortlessly select the appropriate SDK components and then to customize these solutions to fit their own brands and needs. The Partner’s public cloud provider manages all of our Partners’ hardware and traditional software, including middleware, application software, and security. Accordingly, our offering allows flexibility and pricing scale reductions for our Partners as their User scale increases. AHI works with its Partners on the contractual remuneration and service basis involving a per-use, up front block pricing, annual subscription or license fees. This choice is determined with the Partner at the time of engagement depending on the use case and User volume provided by the Partner.

We are selective in our choice of sales channel Partner, favoring companies who have a global outreach with large pre-existing User bases. When identifying a potential Partner, we take into account the current digital environment developed by the Partner and its applicability to the SDK offering we have developed. We also consider other factors such as available user base, market reach and time-to-market with the Partner’s digital team.

MultiScan Platform Capability

AHI offers a growing suite of human scanning solutions using a smartphone. This MultiScan Platform, called CompleteScan, currently includes BodyScan, FaceScan, and DermaScan.

Our MultiScan SDKs are embedded inside a Partner’s smartphone application(s) on both iOS and Android platforms to facilitate this multi-scan approach.

The MultiScan SDKs simplify many actions: User authorization, registering billing events, downloading remote assets, starting a new scan, returning results, and payment registration, all from a single interface/abstraction layer. These functions ensure that scans are easily integrated and correctly billed based on contractual agreements.

The above guide images various screens of the MultiScan suite.

Key MultiScan Technology Components

●	BodyScan, supplied via our patented technology, provides body circumference, body composition (total body fat %), and specific health indicators relating to (including Type 2 Diabetes risk, as well as obesity and central obesity risk) which have a direct correlation to the chronic diseases we wish to assist our partners in managing.

●	FaceScan, supplied by a license with NuraLogix Corporation (“NuraLogix”), provides vital signs data, including blood pressure and heart rate, as well as health indicators, including cardiovascular disease risk, heart attack risk, and stroke risk. We have a technology use agreement and a reseller agreement with NuraLogix for the sale and distribution of our combined offering.

●

Health Risk Assessment Report (HRA) provides an expanded risk assessment to individuals via our technology. AHI has scientifically validated algorithmic assets that leverage smartphone sensor data, obtainable in conjunction with AHI’s BodyScan and FaceScan, to produce a range of additional measures related to human mortality and morbidity risk. By leveraging these combined captures, we are able to model metabolism and metabolic syndrome progression. These measures include, digital blood lipid biomarkers (Total Cholesterol, LDL Cholesterol, HDL-C Cholesterol, and triglyceride levels), inflammation biomarker, C-reactive protein, visceral adiposity index (VAI), lipid accumulation product (LAP), cardiorespiratory fitness, fasting blood glucose, an estimated number of metabolic syndrome components present in the individual, brachial-ankle pulse wave velocity (which is a measure of cumulative damage of the circulatory system), and 10-year cardiovascular disease risk.

●	DermaScan, supplied by a license with Triage Technologies Inc (“Triage”), provides skin disease detection for over 588 skin conditions across 133 major categories. Triage’s software application was approved as a class I medical device by Health Canada in June 2020. In April 2021, Triage received confirmation of medical device status in the European Union (EU) and is a CE marked medical device according to the Medical Devices Directive 93/42/EEC. Triage expects to seek FDA approval for its software application in the future. When combined into the CompleteScan platform, the AI dermatology engine of Triage will be branded DermaScan and can be deployed to mobile devices to scan skin surface and then to assess the relevant skin conditions with simple images taken with that smartphone application. DermaScan is a software application using artificial intelligence to perform patient-specific analyses of skin conditions. DermaScan is intended to be used as a second opinion tool for healthcare professionals to support the diagnosis of skin conditions but does not provide a definitive diagnosis. A definitive diagnosis should only be performed in a healthcare professional’s environment with the patient present. User error can potentially lead to limitations of the product, as DermaScan requires good quality images of the skin condition the User is analyzing as well as a series of questions to be answered specific to the User and the skin condition in question. It is important the user provides images of good quality and accurately provides information as prompted to do so. Accuracy of services will vary depending on the quality of image presented as well as the quality of this information provided.

Patented Technology

Our patented technology is the on-device image capture and data processing capability of BodyScan and each of our technology providers has its own set of patents.

Significant research and development (“R&D”) efforts by AHI have gone into optimizing, testing, and developing proprietary technology to work within smartphones’ confines. This R&D includes analyzing and processing phone sensor data, downloading assets remotely to reduce the initial resource size, utilizing hardware acceleration, and implementing machine learning libraries, such as TensorFlow and CoreML.

The result is software that runs on the device without sacrificing speed, security, or privacy. Images and private information do not leave the device without explicit consent from the User to the primary app provider, ensuring global security and privacy concerns are met.

Data Points, Health Risks, and Health Indicators

Each scan returns a unique set of data which is categorized into three layers based on the type of data.

Layer 1 – Individual Data Points

These are the direct outputs from a scan, such as body circumference, diastolic and systolic blood pressure, and heart rate.

Layer 2 – Derived Data

Derived Data is a formula or equation applied to one or more data points. These are labeled “Health Indicators” and include waist-hip ratio, waist-height ratio, and a combined systolic/diastolic blood pressure result.

Layer 3 – Contextual Data

Contextual Data combines individual data points and derived data with a publicly available dataset or study used to predict health risk categorization. Examples include Type 2 Diabetes, Obesity, Hypertension, and Cardiovascular Disease.

As part of the partner integration progress, a data review is conducted to determine what scans and data are required. Documentation is provided to partners throughout this process to explain key concepts, including validation of measurements, disclaimers, research and studies, and understanding risk categorization.

It is important to note that the various scans offered within the MultiScan platform are not offered as a medical device nor as a pure diagnostic; moreover the image and data captures supply individualized data to the Partner in regard to their Users. Depending on the manner in which the Partner utilizes this data for health risk assessment will determine the Partner’s requirement to meet regulatory approvals in their operating jurisdictions.

How BodyScan Works

BodyScan’s image capture involves taking multiple front and side images of the individual. This process involves entering some basic personal details, such as height, weight, and gender, following a built-in guide provided upon setting up the phone, and then initiating a 10-second countdown for both the front and the side images. Images are processed on the phone and deleted upon the conclusion of the session.

This process is referred to as a “BodyScan” or a “Full Body Selfie”. The capture process utilizes “burst mode” or continuous shooting capabilities available in most cameras, and smartphones take multiple images using a timer.

The Vertica Acquisition

With the recent acquisition of Vertica, we believe that AHI has vertically positioned itself within the end User value stack, positioning AHI more attractively to global health technology companies currently acquiring digital health assets, through increased data capture within the risk identification stream, and by demonstrating a deeper set of proven data insights.

The Health Risk Assessment Report (HRA) provides an expanded risk assessment to individuals via our acquisition of Vertica. Vertica has created some scientifically validated algorithmic assets that leverage smartphone sensor data, obtainable in conjunction with AHI’s BodyScan and FaceScan, to produce a range of additional measures related to human mortality and morbidity risk. By leveraging Vertica’s clinical and scientific experience, Vertica has integrated a multitude of prominent international peer-reviewed research publications towards causally understanding and modelling human lipid metabolism and metabolic syndrome progression. These measures include, digital blood lipid biomarkers (Total Cholesterol, LDL Cholesterol, HDL-C Cholesterol, and triglyceride levels), inflammation biomarker, C-reactive protein, visceral adiposity index (VAI), lipid accumulation product (LAP), cardiorespiratory fitness, fasting blood glucose, an estimated number of metabolic syndrome components present in the individual, brachial-ankle pulse wave velocity (which is a measure of cumulative damage of the circulatory system), and 10-year cardiovascular disease risk.

Improved Customer Acquisition - Clients are looking to stratify the use of the different AHI measurement capabilities that have never been available to optimize accuracy, cost and accessability via a mobile device.

FaceScan

AHI has a non-exclusive license to embed and to distribute the NuraLogix transdermal optical imaging (TOITM) capabilities, which has been adapted and embedded within the MultiScan platform as the AHI FaceScan. NuraLogix has developed patented technology which utilizes the visual capturing capability of a digital camera to take a 30 second video of the blood flow, in an individual’s face, to determine a wide range of physiological and health related parameters such as: heart rate, heart rate variability, blood pressure, stress, cardiovascular disease risks and much more. AHI currently uses the underlying TOI technology via the smartphone camera to extract blood flow information from the translucent skin of a person’s face. This information is then processed by advanced machine learning algorithms residing on the cloud-based Affective AI (Artificial Intelligence) Engine called DeepAffex™.

Our BodyScan image dimensioning capabilities have been combined with DeepAffex and TOI to provide a total health screen from a smartphone. The combined digital capabilities of the two companies provides a health screen that can be used regardless of the User’s age. The non-invasive, combined solution delivers a far greater suite of risk identification than the User would obtain as individual offerings, and all of this information is processed with complete privacy to the User, culminating in that individual being given information and/or assessments on multiple levels: blood pressure, stress levels, heart rate, heart rate variability, irregular heartbeat, respiratory rates, total body fat, waist to height ratio, waist to hip ratio, cardiovascular disease risk, Type 2 Diabetes risk, stroke risk, obesity/central obesity risk, and metabolic syndrome risk.

The resulting data provides the individual User with the opportunity to understand their personal exposure to these diseases that, according to the WHO fact sheet dated September 16, 2022 titled “Noncommunicable Diseases,” cause up to 74% of deaths globally each year, not including the current pandemic.

Our team, with its ‘on-device’ expertise, intends to advance the AI engine of NuraLogix to be an on-device, ready-to-use application for Users.

DermaScan ™

AHI has a non-exclusive license to embed and to distribute the Triage AI-assisted capabilities, which have been embedded into the AHI on-device camera capabilities and trademarked as DermaScan. The advanced dermatological AI system can accurately identify skin conditions from images in seconds. The technology received a U.S. patent for its system in December 2020, with further jurisdictions anticipated to follow.

The AI engine identifies 588 skin conditions in 133 major categories. Importantly, the application can identify all categories of skin cancers. The system covers 133 categories of skin conditions, which covers 99% of the common global dermatological conditions market, and have been built and validated in consultation with leading academic institutions and dermatologists around the world, including Dr. Lisa Kellett (DLK on Avenue, Canada), Dr. Sandy Skotnicki (University of Toronto, Canada), and Dr. Adam Mamelak (Sanova Dermatology, United States). The technology was approved as a class I medical device by Health Canada in June 2020. In April 2021, the technology also received confirmation of medical device status in the European Union (EU) and is a CE marked medical device according to the Medical Devices Directive 93/42/EEC. It is intended to support patients in the early detection as well as monitoring of skin conditions. DermaScan is also intended to be used as an early identification tool to support healthcare professionals in the early identification and diagnosis of skin conditions. This then leads to a definitive diagnosis in consultation with a healthcare professional with the patient.

Under the binding Terms Sheet, which was announced on the ASX on October 8, 2020, Triage will license us the Triage AI engine, and the companies will work together to integrate Triage’s technology into the CompleteScan platform, which also includes NuraLogix’s FaceScan, and our BodyScan. Our team, with its ‘on-device’ expertise, intends to advance the AI engine of Triage to be an on-device, ready-to-use application for Users.

Triage Agreement

On December 3, 2020, AHI reached an agreement to make a strategic technology investment of US$6 million in Triage over a 14-month period, subject to shareholder approval, (US$3 million in cash and US$3 million in our Ordinary Shares), as part of a strategic plan to expand our service offering. Under the terms of a binding Terms Sheet, all formal documentation for the transaction have been concluded, including, the technology distribution license, shareholder agreements and subscription agreements. The completion of these agreements were announced to the ASX on April 19, 2021.

Application of Our Platform Technology to Multiple Business Segments

We have developed a MultiScan product strategy called CompleteScan comprised of: BodyScan, FaceScan, and DermaScan, which unlocks a multitude of biometric markers and risk indicators that enables us to generate new layers of data and cover a full spectrum of indicators for care including, but not limited to, cardiovascular, dermatological and chronic disease identification and prevention. We have designed this multiplatform with flexibility at its core, enabling each type of scan to be implemented either separately or in combination, depending on the partner’s and the user’s specific requirements. We believe that, due to our diverse and expansive offering, the company does not suffer from seasonality in regard to its use or appeal.

Examples of partner-specific requirements by business segment are below:

mHealth, Telehealth and Wellness:

●	Capture patient/User body composition for risks and primary health markers including: Type 2 Diabetes Risk, Obesity / Central Obesity Risk, Metabolic Syndrome Risk, Cardiovascular Disease Risk, Heart Attack Risk, and Stroke Risk either directly with a care provider or via Telehealth calls.

●	Capturing and tracking of obesity and patient body compositional changes, including waist circumference, waist-to-hip ratio, and total body fat changes in order to improve obesity medication adherence and engagement by enabling obesity patients to visualize the User’s body dimensional changes in real-time, in conjunction with medication, and from the privacy of their own homes.

●	Tracking patient/User risk analysis of their susceptibilities to COVID-19 comorbidities from their smart-phone.

●	Partner providing a patient/User with insights and virtual telehealth options where biometric markers indicate lower risk, thereby saving money for both the patients/Users and for payors, as well as helping to reduce hospital readmissions and Emergency Room visits.

●	Capture biometric markers of clinical trial participants in real time using their smartphones, from the privacy of their own home or elsewhere, saving time for organizers and participants, and costs for trials as equipment and staff costs are reduced.

●	Track employee risk of primary health markers from pre-medical visit and throughout their medical journey. When employee results indicate potential risks, targeted intervention programs can then be provided that are unique to the employee.

●	Combine our body composition and biometric information with existing wearable and mobile technology to enable real time monitoring of personal risk factors and generate an interception before an accident/incident occurs, customer satisfaction declines, or an employee leaves an employer. For example, through regular FaceScans and BodyScans, the process can assist in identifying people at risk and assist them with targeted interventions to reduce their risk of musculoskeletal disorders, mental health issues, as well as accidents and incidents.

●	Offer health promotions and challenges specific to employee body composition, biometric information and health / fitness / wellness goals.

It is important to note that mHealth is primarily an on-device screening tool that can demonstrate that there is a risk related to various health conditions. It is not a diagnostic tool and while helpful in identifying markers of various indications, it may not identify markers associated with other conditions. Accordingly, other health related issues may still persist if not identified by mHealth.

Life/Health Insurance:

●	Capture a potential policyholder’s primary health biomarkers including: Type 2 Diabetes, obesity / central obesity risk, metabolic syndrome risk, cardiovascular disease risk, heart attack risk, and stroke risk from their smartphone for underwriting processes.

●	Identify at-risk insureds for whom partners can provide targeted interventions in order to lower their risks, enabling them to live longer/better, and to decrease their claim payouts from such risks.

●	Offering health promotions and challenges specific to policyholders, based on body composition, biometric information and health/fitness/wellness goals.

●	Provide the required data to underwrite a new or existing policy with the appropriate cover in accordance to individual health at the point of assessment.

●	Remove the risk associated with inaccurate or untimely self-reported data and thereafter adjust policy cover risk.

●	Underwrite dynamically with direct health information via the capture suite provided through a partner application.

Fitness and Wellness

●	Tracking User body composition and dimensional changes in line with nutrition and fitness programs in real-time, remotely from a smartphone anywhere in the world.

●	Directing new fitness program customers to specific Partner programs based on the User’s unique body composition / health goals, integrated with our on-device BodyScan app, unlocking a new level of User customization and options through real-time data sharing. Understanding an individual’s current biometrics remotely never before been available with such a broad offering. This personalized information is vital in the customer journey both for the training of the individual as well as for the trainer or program supplier. Real-time access to change and results allows the trainers or program suppliers to make informed decisions on what is needed to maintain positive outcomes for the User.

●	Utilize FaceScan’s vital signs before, during and after workouts to gauge physical intensity without the need for the User to purchase an additional device.

●	Tracking User body composition in preparation for personal health goals / competition / tournament / event in which this data plays a key role in improving the outcome.

●	Combine body composition with other data sets for new insights; for example, provide aspiring athletes with the ability to understand what the dimensions / body fat measurements are for a particular sport unique to their own body and provide training programs to help them to attain those metrics.

●	As part of health checks, provide teams with the ability to understand the key health risks of their players, including risk of cardiovascular disease, heart attack, stroke, obesity, Type 2 Diabetes, and metabolic syndrome.

●	The ability to track dimension and composition change is at the core of the fitness industry and serves the primary driver of vanity and change that invokes the expenditure of over a trillion dollars a year into the weight loss and fitness industry.

Market Opportunities by Business Segment

mHealth, Telehealth, and Wellness

Digital technologies are becoming an essential resource for remote medicine and personalized care for individuals and groups. mHealth, Telehealth, and Wellness is a large market with a reliance on the innovative technology present in smartphones becoming cheaper and more accessible to a global audience. Global companies such as Facebook, Amazon, Google, Samsung and Apple have invested heavily into their own healthcare service efforts, in addition to those from hospitals and universities. We see this business segment as pivotal given the increasing global proliferation of smartphones and the collection of data that can be linked to digital health records. Further, this field has been demonstrated across the global markets with the heavy investment currently made into the sector looking to enhance and acquire technologies which deliver these capabilities.

Telemedicine is at the forefront of innovation in this business segment, and, as a result, is redefining how the smartphone is used for remote medical consultation. For example, our CompleteScan solution provides our Partners with datasets to identify vital signs, medical conditions and/or to predict the early onset of chronic diseases. Our technology may help employers protect and engage their employees, which can result in improved employee retention, less sick leave, and increased return on investment. Remote preventative wellness and health monitoring plans can also be enacted.

Our products have been designed with the needs of care providers globally, who are looking for ways to remotely monitor and to assess their patients. Our technology sits at the forefront of these capabilities, and uniquely augments partner offerings, rather than compete with them, with required data features not available from any one application at this time. AHI has augmented the approach to the needs of the medical and care provider networks, by bringing the accuracy of the BodyScan together with the FaceScan. This product slate is a unique offering and a single point of data convergence across predetermined health markers using body measurements and body composition, which further enhance vital signs via the facial scan capturing sequence. This information is all captured and delivered to Users privately and accurately via their smartphone.

Current Partners in the mHealth segment include: Bearn, wellteq, Jayex, Biomorphik, Nexus-Vita, NuraLogix, Tinjoy, Activate Health, BizBaz, Nextmedicall, Inter-Psy, Cubert, and Triage.

As aforementioned, mHealth is primarily an on-device screening tool that can demonstrate that there is a risk related various health conditions. It is not a diagnostic tool and while helpful in identifying markers of various indications, it may not identify markers associated with other conditions. Accordingly, other health related issues may still persist if not identified by mHealth.

Life and Health Insurance

Predictive health outcomes and dynamic insurance policy underwriting create major risks for insurers. This situation is further exacerbated by a large and prevalent obesity issue that can be inaccurate or under-reported. According to Insurance Journal, it is estimated that premiums underwritten by AI support systems will exceed US$20 billion by 2024.

Our technology allows for the upfront assessment and early identification of chronic disease markers, along with a more comprehensive view of the individual for insurers. This information enables insurers to remove misclassification of health risk from legacy BMI-dependent systems. We have also developed and grown an extensive human database across multiple continents to build our diverse, multi-ethnic computations. This work is now leading to commercial releases and expansion of our technology globally.

Current Partners in the Life and Health Insurance segment include: BCT, NuraLogix, wellteq, BizBaz, Nextmedicall, Inter-Psy, and Nexus-Vita.

Fitness and Wellness

According to a Global Wellness Institute report, fitness represents a US$828 billion (and growing) sector of the economy across global physical activity, equipment sales, and technology, which thrives on innovation.

Our BodyScan can reliably and accurately measures the User’s body using a smartphone, thereby offering a gateway into a consumer’s home and personal health. Consumers, technology partners, personal trainers, fitness platforms and outlets are now able to track changes across their consumers’ physiques. This data is ideal for use during the critical path an individual undertakes when trying to improve or monitor their fitness. The ability to collect and accurately track measurement data has long been a function of a weight scale or an appraisal by a fitness professional. The ability to check, monitor and track personal dimensions via a mobile phone is convenient, cost effective and now accurate. Our technology allows all Users this convenience from the palm of their hand.

We further enhance this data by unlocking new biometric layers and primary markers of chronic disease, such as obesity and Type 2 Diabetes, using WHO and IDF guidelines for waist-to-hip ratio, waist-to-height ratio, total body fat %, lean mass, in real-time to track an individual’s changes.

Our data is able to converge into existing product offerings for both in-facility and for remote programs, supporting e-coaching, weight loss and nutritional plans. These platforms then use this data to create enhanced engagement with the User by understanding activity versus outcome. This connection leads to better outcomes and retention for our partners.

Current Partners in the fitness segment include but are not limited to: MVMNT, Bearn, Activate Health, Cubert, The Original Fit Factory, and Biomorphik.

Customer Acquisition and Marketing

We have spent the last 3 years establishing our technology as a market leader in digital anthropometry. We regularly present our technology and its functionality at events, conferences, and showcases of the various business verticals our technology has been utilized and demonstrated in. We have developed a B2B oriented global multi-channel sales and marketing strategy, specific to each focus industry. We have engaged sales personnel in key jurisdictions, including the U.S and U.K., with backgrounds specific to the industry in which they operate. Our business model is flexible and driven by a low-price, high-volume approach to sales in pre-existing environments already conducive to the use of digital communications. We believe that our strategy is strong and engages our Partners in a way that enables them to have additional monetization of their activities and data flow to service and truly understand their own customers (Users).

Growth Strategy: More Partners and More Users

With our technology and distribution channels now mostly developed; we are now entering into a growth phase. Serving as a catalyst for this growth, we have 17 signed binding agreements    with global Partners that have a total audience of over 400 million within the following sectors: (i) mHealth, Telehealth, and Wellness; (ii) Life and Health Insurance; and (iii) Fitness Industry. We believe that our existing Partners as well as prospective new Partner contracts will enable us to potentially grow to a run rate of 4.9 million paying Users in total within the next three years. This run rate is based on minimum agreed User targets between us and our Partners, for an initial 12 month period. We are targeting a penetration rate of 1.0% - 5.0% of the existing User base within each Partner company. Penetration assumptions have been modelled in accordance to known global statistics reported in the Liftoff mobile engagement index.

Our principal growth strategy is to leverage the ongoing and growing demand from existing and potential sales Partners for our technology, driven by global health concerns and by the various ways that the technology can assist with satisfying the need for fast, accurate and useful consumer/patient-centric data. The following factors will help us to commercialize our operations as we prepare for this next phase of growth:

●	Contract Execution and Post-implementation Support. We have signed 17 binding agreements with various global Partners that we believe have a total audience of over 400 million. Our growth strategy includes carefully nurturing these agreements and tailoring the implementation of our technology with each partner to maximize the user experience. This process can be achieved by collaborating with our business partners to ensure that they are set up for success, including assisting them with the customer onboarding procedures and establishing feedback loops around user experience.

●	Market Penetration. We believe that a key to our success lies in our ability to penetrate a variety of industries within multiple verticals. We intend to do so by identifying business partners who (a) are vetted for quality; (b) fit and audience reach; who already have a high volume of paying subscribers with a need for any or all of the components of the MultiScan platform being, BodyScan, FaceScan, or DermaScan, and (c) who can provide us with access to such clients/Users. Currently we operate in 3 major verticals & markets including: (i) mHealth, Telehealth, and Wellness; (ii) Life and Health Insurance Consumer; and (iii) Fitness Industry. Over time we expect to further enhance our reach into each one of these verticals & markets as well as expand into other new ones.

●

Ongoing Investment in Innovation. We intend to continue to invest in building and licensing new software capabilities and extending our platform to make our technology as accurate and “repeatable” as possible and to bring the power of accurate measurement to a broader range of applications. Achieving this goal will also serve as a barrier to entry for our competitors, both new and established.

●	Intellectual Property Portfolio. Our issued patent portfolio covers our BodyScan technology and provides patent blocking and out-licensing opportunities, while the partner technologies we have licensed-in for FaceScan and DermaScan adds to our CompleteScan suite of products. The company has furthered it protection by submitting additional patents for the combination of the proprietary BodyScan with vital signs measurements captured through FaceScan. At this time, we have been unable to identify a direct, competitive product within the mobile phone ecosystem that: offers our range of measurement captures and data points across a similar multiplatform offering (BodyScan, FaceScan and DermaScan). Our Platform offers solutions across the three business segments in which we operate; and demonstrates competitive ease of use, accuracy and repeatability.

Intellectual Property

We have submitted 24 patents globally, with prior art/inventive ownership dating back to 2015. We have been issued 12 patents, including in Australia, China, Singapore, South Korea, Hong Kong, Japan, Canada, and the USA. We regularly monitor our R&D for potential patent knowledge gaps, which provides the basis for our continued formalized patent protection, existing patent protection updates and other core know-how and intellectual property assets.

The following table is an illustration of our active patents and patent applications.

Case Ref.	*Owner - Name	Country	Official No.	Title	Case Status	Next Renewal Date
267194	MyFiziq Limited	Australia	2015358289	Imaging a Body	Renewed	2023-12-04
267195	MyFiziq Limited	Canada	2969762	Imaging a Body	Instructed to Renew	2022-12-04
267196	MyFiziq Limited	China	ZL 201580066271.X	Imaging a Body	Instructed to Renew	2022-12-04
276161	MyFiziq Limited	China	201910393173.7	Imaging a Body	Pending – No Renewals Due	N/A
267197	MyFiziq Limited	European Patent Convention	15864375.9	Imaging a Body	Instructed to Renew	2022-12-04
270213	MyFiziq Limited	Hong Kong	1240057B	Imaging a Body	Renewed	2023-12-04
279124	MyFiziq Limited	Hong Kong	42020002679.7	Imaging a Body	Renewed	2025-12-04
267198	MyFiziq Limited	India	201737020016	Imaging a Body	Pending – No Renewals Due	N/A
267199	MyFiziq Limited	Japan	6434623	Imaging a Body	Renewed	2023-11-16
272499	MyFiziq Limited	Japan	6424293	Imaging a Body	Renewed	2023-10-26
274014	MyFiziq Limited	Japan	6559317	Imaging a Body	Renewed	2023-07-26
211708	Advanced Human Imaging Ltd	New Zealand	731721	Imaging a Body	Renewed	2023-12-04
279117	Advanced Human Imaging Ltd	New Zealand	761690	Imaging a Body	Renewed	2023-12-04
279118	Advanced Human Imaging Ltd	New Zealand	761693	Imaging a Body	Renewed	2023-12-04
267200	MyFiziq Limited	Republic of Korea	10-1894686-00-00	Imaging a Body	Renewed	2023-08-28
272344	MyFiziq Limited	Republic of Korea	10-1980503	Imaging a Body	Renewed	2023-05-14
274494	MyFiziq Limited	Republic of Korea	10-2290040	Imaging a Body	Renewed	2024-08-10
287457	MyFiziq Limited	Republic of Korea	10-2394593	Imaging a Body	Renewed	2025-05-02
267201	MyFiziq Limited	Singapore	11201703993R	Imaging a Body	Instructed to Renew	2022-12-04
272938	MyFiziq Limited	Singapore	10201806180V	Imaging a Body	Instructed to Renew	2022-12-04
279063	MyFiziq Limited	Singapore	10202001239P	Imaging a Body	Pending – No Renewals Due	N/A
267202	MyFiziq Limited	United States of America	9,949,697	Imaging a Body	Renewed	2025-10-24

*	The Company is attending to having this change of name recorded with the relevant Intellectual Property authorities around the world to reflect its recent name change to Advanced Health Intelligecne Ltd.

Duration of Patent Property Matters Owned

In Australia and most other countries, patent rights may be kept in force for a period of up to 20 years from the date of filing of the complete application on which the patent is granted, upon payment of regular renewal fees.

For the patent property matters owned by the Company, the relevant date is 20 years from December 4, 2015 (i.e. December 4, 2035).

Broad Scope of Patent Property Matters Owned

The Company diligently monitors its research and development activity for knowledge providing basis for formalized patent protection and other core know-how and intellectual property assets, and has obtained or is seeking patent protection for its key product(s) in a robust and widespread manner that covers major markets via the patent property matters owned by the Company.

The patent property matters owned by the Company include granted patents and pending patent applications that have with a wide variety of differing scopes.

Such scopes broadly include devices (and corresponding methods) for imaging a body, including receiving a first representation of the user’s body, segmenting the first representation of the body, generating a second representation of the body on the basis of processing of the first representation, and displaying the generated second representation via the display. The patents and patent applications also broadly claim the use of additional user specific data inputs for improving accuracy, user alignment strategies, and techniques for generating representations of the user’s body that are substantially consistent with a true three-dimensional (“3D”) scan of the body. The patents and patent applications further claim methods for generating highly accurate body representations and utilizing the generated representations for real-world use cases.

We utilize various practices to safeguard and protect our IP, including (but not limited to):

●	Non-disclosure agreements;

●	SDK License agreements;

●	Commercial agreements (including IP clauses);

●	Data Processing Agreements with clauses for jurisdiction specific regulations such as APA, CCPA, UK and EU GDPR, LGPD, PDPL, and PIPL;

●	Employee agreements that include IP clauses;

●	‘Least Privilege’ access model to restrict access to key personnel;

●	Multi-factor authentication system; and

●	Regular threat and intrusion protection exercises in conjunction with cyber security industry expert organizations.

Research and Development

We conduct all our primary research and development in-house and employ Ph.D.-level experts in machine learning, computer vision, and other research. We engage universities and hospitals globally to aid in data collection to ensure that our digital anthropometric measurements and body composition metrics remain the leading standard in the digital measurement of the human body.

We incurred R&D expenses of approximately A$2.78 million in 2022, A$2.1 million in 2021, A$1.8 million in 2020, A$1.5 million in 2019, A$1.2 million in 2018 and A$1.2 million in 2017, relating to the development of our applications and technologies. We intend to continue to invest in our R&D capabilities to extend our platform and bring our measurement and biometrics technologies to a broader range of applications. Since year end, we have received an R&D Grant of A$1,209,344 in respect to the year ended June 30, 2022.

Competition

We operate in a highly competitive industry that is characterized by constant change and innovation. Changes in the applications and the programming languages used to develop applications, devices, operating systems, and technology landscape result in evolving customer requirements.

The principal competitive factors in our market include the following:

●	product and platform features, architecture, reliability, privacy and security, performance, effectiveness, and supported environments;

●	product extensibility and ability to integrate with other technology infrastructures;

●	digital operations expertise;

●	ease-of-use of products and platform capabilities;

●	total cost of ownership;

●	adherence to industry standards and certifications;

●	strength of sales and marketing efforts;

●	brand awareness and reputation; and

●	focus on customer success.

While there are a number of companies offering smaller components of our overall offering in singular market segments, at this time we have been unable to identify a direct comparative product within the mobile phone ecosystem, that: (i) offers our range of data points across a similar multiplatform offering (BodyScan, FaceScan, DermaScan), (ii) offers solutions across the three verticals in which we operate or (iii) demonstrates competitive ease-of-use, accuracy or repeatability.

Organizations working in measurement delivery in individual business cases are: MySize, with a mobile phone-based measurement function; Halo, using mobile phone capture to assess body composition; and Select Research, using mobile phone capture for the assessment of body fat. There are also other offerings in the market that present consumers with measurement capabilities which are machine-based and therefore we do not view them as direct competitors as they are either costly or inconvenient to utilize or both.

To protect our technology from being duplicated by competitors, we hold patents across key global jurisdictions on our image capture process. These patents have been issued in the USA, China, Singapore, South Korea, Australia, Hong Kong, Japan and Canada. As part of our continuous innovation process, we regularly review our patent coverage and actively pursue patent updates to cover new ideas in existing jurisdictions, as well in new jurisdictions.

In addition to this and the expansion of the capturing capabilities, AHI has commenced with FaceScan and DermaScan. The company has lodged provisional patents covering the use case and the integrated use cases of the additional data captures.

Competitive Advantages

Our competitive advantage comes from our continuous innovation and transparency with regards to our data capture, measurement accuracy and repeatability metrics. We differentiate ourselves from our competitors through a multitude of factors including, but not limited to, the following:

●	Ongoing Data Collection to Ensure Precise Digital Measurements. Regular, continuous, global data collections from multiple independent specialist organizations, including universities and hospitals, to ensure our measurement accuracy and repeatability remains the highest standard in digital measurements from a mobile phone.

●	Continual Enhancement of our Technology Offering While Expanding and Refining our Patent Position. We currently maintain a robust intellectual property portfolio related to our BodyScan Technology, while technology we have licensed-in for FaceScan and DermaScan adds to our Complete suite of products. We regularly review and update our patents in key jurisdictions to prevent competitors from copying our image capture process or innovation. We believe further enhancing and protecting our patent portfolio is a key to the long-term success of our technology offering and business prospects. The company has lodged provisional patents covering the use case and the integrated use cases of the additional captures.

●	Independent Validation of Accuracy and Repeatability of our Measurement Information. Publicly advertising our externally validated accuracy and repeatability metrics so that they are clear and accessible to our partners and competitors. Most of our competitors do not share clear information about their measurement accuracy and repeatability publicly. Our transparency makes it easier for potential Partners to understand our metrics during their solution selection process, significantly reducing the need for them to conduct testing and verification of our solution prior to purchase.

●	Private, individualized Assessment on a Granular Personalized Basis. We measure the end User by taking images of segmented, non-personally identifiable set of silhouettes that are processed on-device. Our solution then recreates the User from the silhouettes in a virtual 3D environment by utilizing the Graphics Processing Unit (“GPU”) on the end User’s smartphone, enabling that User’s Personally Identifiable Information (“PII”) to remain on the device. As a result, the process is more cost effective, returns results faster and allows for better security of data and personal privacy.

●	Broad Market Functionality. Due to high accuracy and repeatability of results from our product offering, we have been able to expand into multiple markets and uses. We intend to leverage and further grow our base of Partners through the four main large market segments in which we operate.

●	Non-Opinionated Partner Level Integration. We offer a solution that, unlike many of our competitors, can be integrated into our Partners’ existing applications to match their own branding and User experience. This way, our technology becomes part of our Partners’ environment, allowing for trust and additional functionality for the User.

●	Zero Upfront Integration Cost. Our potential Partners can implement our turnkey solutions using their internal development team, at an upfront cost of A$Nil, removing the need for an upfront capital budget that can often create a roadblock for many potential Partners.

●	On-Device Processing Delivers Frictionless Scalability. We have adapted our BodyScan software to run on a User’s device. This feature in turn only requires AWS for the tokenization of the event i.e.; initiation of sequence to commence with all other BodyScan functionality run on-device at no cost to us. It is important to note that all BodyScan major processing occurs on-device and as such AHI only uses AWS cloud infrastructure to support its services. These services include authorization of services (AWS Cognito), App configuration (AWS Cloudfront), and Billing events (AWS Serverless Aurora). For clarity AHI does not persist User data, nor does it preserve service results on its AWS cloud services, therefore the data stored within each of these services does not contain any User’s PII.

●	Flexible and Capital Efficient B2B Business Model. We target potential B2B partners with large existing user bases, significantly reducing the costs of acquiring new Users in comparison to our competitors. We also offer our solution on a pricing tier, based on a per User per month basis whereby as User volume grows, Partners pay us less with each tier, enabling a higher return on their investment.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

●	We may not reach the scale in our business or generate revenue to the level outlined in our business plan.

●	As with most new technology companies, we have historically incurred significant losses during the development phase of our technology, and there can be no assurance as to when, precisely, we will achieve breakeven or maintain profitability, despite our low overhead expenditure.

●	We will need to raise additional capital to meet our business requirements in the future, which could be challenging, potentially highly dilutive, and may cause the market price of our Ordinary Shares to decline.

●	The success of our business is highly dependent on market acceptance of our technologies and their timely release, noting that the SDKs are embedded in our Partners’ customer-facing applications. If the end consumer/User does not accept our product, or our Partners fail to go live with their applications (with our technology embedded), then our financial performance will be adversely affected.

●	As a B2B company, we are substantially dependent on our customers (Partners) to design, integrate and price our technology effectively within their applications.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Government Regulation

We are subject to a number foreign and domestic laws and regulations in the jurisdictions in which we operate our business, including but not limited to federal, state and international laws and regulations governing the processing and transfer of personal data. including, but not limited to, the Australian Privacy Act 1998 (“APA”), EU General Data Protection Regulation (“GDPR”), the Australian Data Privacy regulations, and the California Consumer Privacy Act of 2018 (“CCPA”).

Many U.S. states have passed laws requiring notification to data subjects when there is a security breach of personally identifiable data or personal data (as those terms are defined by the applicable laws). There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States can be more restrictive than those within the United States, and the interpretation and application of these laws are still uncertain and in flux.

For example, the GDPR, which took effect on May 25, 2018, enhances data protection obligations for entities that process personal data about individuals, including obligations to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Noncompliance with the GDPR can trigger fines equal to the greater of €20 million or 4% of global annual revenue.

In addition, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. Further, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. Given the breadth and depth of changes in data protection obligations, meeting the requirements of GDPR and other applicable laws and regulations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR and other applicable laws and regulations. We have taken various steps to prepare for complying with GDPR and other applicable laws and regulations however there can be no assurance that these steps are sufficient to assure compliance.

Further, additional EU laws and regulations (and member states’ implementations thereof) further govern the protection of individuals and of electronic communications. If our efforts to comply with GDPR or other applicable laws and regulations are not successful, we may be subject to penalties and fines that would adversely impact our business and results of operations, and our ability to use personal data of individuals could be significantly impaired. In addition, non-compliance with the applicable laws and regulations may result in a breach of our contractual obligations with third parties and may result in breaches of data security.

These laws and regulations may involve privacy, data protection, intellectual property, or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we, our products, or our platform may not be, or may not have been, compliant with each such applicable law or regulation.

Where these laws and regulations apply to our business-to-business partners, we enter into Data Processing Agreements with such partners, specific to the requirements of their business and location.

C. Organizational Structure

The chart below illustrates our organizational structure, including the jurisdictions of incorporation.

D. Property, Plants and Equipment

We are headquartered in South Perth, Western Australia where we lease and occupy for office space approximately 367 square meters (approximately 3,950 square feet) as of the date of this Annual Report. The current lease term expires in December 31, 2025 and we believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. Operating and FINANCIAL review and Prospects

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those risk factors contained in Item 3.D. of this annual report. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report.

A.	Operating Results

Operating results and financial position

The net loss after income tax for the financial year was A$20,076,843 (2021A$14,060,992), which includes A$9,956,973 (2021: A$10,108,653) in respect of impairment charges and share-based payments to suppliers, directors and employees under the Company’s incentive plans and new NASDAQ related costs, including insurance, of A$2,927,030 (2021: Nil).

Before impairment charges, share-based payments, NASDAQ and insurance related costs, the consolidated entity’s adjusted net loss after income tax for the financial year was A$7,192,840 (2021: A$3,952,339) as shown in the table below.

Table 1. Non-IFRS reconciliation showing the impact of Share-based payments and Impairment on total comprehensive loss for the year

	Year Ended 30 June 2022		Year Ended 30 June 2021
	A$		A$
Total comprehensive loss for the year	20,076,843		14,060,992
Less: Share-based payments (non-cash) in relation to:
Directors’ and employees’ remuneration	7,452,583		6,230,996
Corporate advisory services	473,638		92,520
Investor relations	506,000		972,450
	8,432,221		7,295,966

Less: Impairment expense (non-cash)	1,524,752		2,812,687
Less: NASDAQ and insurance related costs	2,927,030	[1]	-

Adjusted total comprehensive loss for the year (before share-based payments and impairment charges)	7,192,840		3,952,339

[1]	NASDAQ and insurance related costs have been included in this table as they represent the new additional costs that were incurred in the reporting period to achieve the dual listing of the Company on the NASDAQ securities exchange. NASDAQ costs are expected to reduce significantly in future years now that the Company has achieved its dual listing.

The non-IFRS reconciliation described in the table above is intended to supplement the consolidated entity’s IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total comprehensive loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the consolidated entity’s business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total comprehensive loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

Cash assets at the end of the financial year were A$6,011,368 (2021: A$2,172,499).

Operating activities

During the financial year the consolidated entity progressed the development and commercialisation of its technology with the following highlights:

i.	Dual listing on NASDAQ

On November 19, 2021 the Company announced the successful closing of its U.S. initial public offering (“IPO”) on NASDAQ of 1,000,000 units at a price to the public of USD$10.50 per unit. Each unit issued in the offering consisted of two American Depositary Shares ("ADSs") and one warrant to purchase one ADS. Each ADS offered represented 7 ordinary shares of AHI. The warrants were exercisable immediately, expire three years from the date of issuance and have an exercise price of USD$5.52 per ADS. The ADSs and warrants were immediately separable and were issued separately (representing a price of $5.24 per ADS and $0.02 per warrant).

In addition, AHI granted to Maxim Group LLC a 45-day option to purchase up to an additional 300,000 ADSs and/or up to an additional 150,000 warrants to purchase up to 150,000 ADSs, at the public offering price less underwriting discounts, of which Maxim Group LLC has partially exercised its option to purchase 150,000 warrants to purchase up to 150,000 ADSs. Gross proceeds from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, were US$10.5 million, inclusive of the over-allotment.

The ADSs began trading separately on the NASDAQ Capital Market on November 19, 2021 under the symbol “AHI”. The warrants were not listed for trading.

ii.	Revenue

Total revenue decreased from A$1,244,466 in 2021 to A$598,423 during the 2022 financial year, a decrease of 51.9%. The decrease is largely attributable to the A$500,000 in 2021 in license revenue received from the Company’s joint venture partner, Body Composition Technologies Pte Ltd (“BCT”) and the continuing impact of the COVID 19 pandemic on the operations of our client partners.

The Company expects its revenue to increase with the lessening of the COVID 19 pandemic, and four Partners having already launched (with the AHI’s technology embedded) and more to follow in the new financial year.

At the date of this report, the following Partners had launched their applications (with AHI’s technology embedded):

●	Bearn

●	Biomorphik

●	TRUCONNECT (The Original fit Factory/ “TOFF”)

●	Tinjoy

Further product launches are expected from other Partners in the current financial year.

iii.	Strategic Investments /Acquisitions

On September 2, 2022 AHI entered into a definitive arrangement agreement (the “Arrangement Agreement”) with wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (“wellteq”), whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition (the “Transaction”). Pursuant to the terms of the Arrangement Agreement, wellteq shareholders will receive one (1) ordinary share of AHI (an “AHI Share”) for every six (6) wellteq common shares (a “wellteq Share”) held (or 0.1667 AHI Shares for every 1 wellteq Share). AHI will issue a total of approximately 17,804,587 AHI shares in total consideration for 100% of wellteq’s issued shares. Following completion of the Transaction, wellteq shareholders in aggregate will hold approximately 9.573% of AHI’s issued capital.

Pursuant to the terms of the Arrangement Agreement, AHI will acquire 100% of the outstanding wellteq Shares by way of a plan of Arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

On November 24, 2022 a special meeting of wellteq shareholders voted 100% of the votes cast to approve the Arrangement. Following this over whelming vote of wellteq shareholders, on November 30, 2022 the Supreme Court of British Columbia, Canada, approved the Transaction.

The wellteq Arrangement was completed on December 6, 2022. On the same day, the Company issued 17,804,587 ordinary shares in favour of wellteq shareholders, as consideration shares valued at A$1,673,631.

On August 5, 2022 the Company concluded a Share Sale Agreement to acquire all the shares in South African registered Vertica Health (Pty) Ltd (“Vertica”).

The consideration paid and payable by AHI for the Vertica acquisition comprises:

o	1,500,000 AHI shares issued on closing, escrowed for 24 months from issue;

o	cash payments totalling US$600,000, comprising:

o	US$100,000 payable on closing;

o	US$250,000 payable 1 year from closing; and

o	US$250,000 payable 2 years from closing.

Given the value of the consideration payable, AHI doesn’t consider that the acquisition is material (in the context of AHI’s market capitalization and net asset position) to warrant an announcement to the market under LR 3.1.  However, as part of the consideration involved an issue of shares, AHI released an Appendix 3B to the market to satisfy LR 3.10.3.

The projected increase in consolidated total assets due to the Vertica acquisition is equal to the value of the consideration paid / payable to acquire Vertica, comprising US$100,000 in cash on closing (offset by a corresponding reduction in AHI’s existing cash to pay this amount), US$500,000 in deferred cash consideration and 1,500,000 AHI shares (subject to 24 months voluntary escrow) valued at the current market price of $0.12 per share.

AHI is budgeting for an increase of approximately USD$80,000 per month to working capital costs as a result of the Vertica transaction. Vertica does not currently generate material revenues or profits, so AHI does not forecast any material increases to these numbers in its P&L statement in the near term as a result of the acquisition of Vertica.

Additionally, AHI completed the cash component of the Company’s investment in Canadian-based Triage Technologies Inc. (“Triage”), which includes the signing of a binding license agreement and subscription agreement. AHI has also registered the trademark “DermaScan” in several countries around the world.

On December 14, 2021 AHI announced it had withdrawn from the proposed acquisition of Israeli-based musculoskeletal assessment company, Physimax Technologies Limited (“Physimax”). Under the terms of the withdrawal, Physimax repaid AHI all funds advanced to Physimax throughout the due diligence period a total of USD$180,000.

B. Liquidity and Capital Resources

AHI’s consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

For the year ended June 30, 2022 the consolidated entity incurred an operating loss of A$20,076,843 which included significant non-cash items, such as a provision for impairment as well as share-based payments, of approximately A$9,956,973. In addition to the non-cash items, the consolidated entity also incurred NASDAQ IPO related costs, including insurance costs of A$2,927,030. The adjusted non-IFRS operating loss, after making an adjustment for the non-cash items and new NASDAQ IPO and insurance costs referred to above, is A$7,192,840. Notwithstanding the fact the consolidated entity incurred an operating loss, and has a net cash outflow from operating activities amounting to A$9,858,799, the Directors are of the opinion that the consolidated entity is a going concern for the following reasons:

●

Following the Company’s successful dual listing on the NASDAQ securities exchange in the United States of America, the Company has gained access to larger capital markets, which has enhanced its ability to raise capital, as was evidenced by the A$16.1 million before costs the Company raised from its IPO on NASDAQ.

●	As mentioned in the Company)’s Appendix 4C Quarterly Cash Flow Report for Entities subject to Listing Rule 4.7B as announced to ASX on 30 July 2022, the Company is in advanced discussions with investors looking to participate in a convertible note fund raising, for an amount of USD$10,000,000 to fund its operations.

●	The consolidated entity has executed numerous agreements with channel partners across its business verticals and as such, is transitioning to a “growth” phase and is in the process of expanding its operations with the acquisition of South Africa based Vertica Health and potential acquisition of Canadian listed wellteq Digital Health, subject to wellteq shareholder and other regulatory approvals.

●	It is expected that 7 of the current partners will launch with the AHI technology within their apps, throughout the current financial year, unless there are any unforeseen delays. This is anticipated to generate revenue and take the Company past breakeven point at current expense levels.

●	In October 2020, the Company signed an agreement with Singapore based Nexus-Vita. The Nexus-Vita platform required substantial development, to meet security and personal data needs, which was completed in August 2022. AHI has also now completed the integration of the AHI scan technologies and signed off on all quality assurances. The application now requires Nexus-Vita to sign off and prepare for its market launch. Under the terms of the agreement, Nexus-Vita will pay AHI a minimum guaranteed revenue of US$3,588,000 in the first year from launch. In addition, the parties signed an integration agreement which will generate additional revenue for AHI in the amount of US$500,000 upon completion (refer to ASX announcement dated 22 June 2021). In total, the consolidated entity expects to generate revenue from Nexus-Vita in the amount of US$4.1 million (A$6.4 million) in the first twelve (12) months from launch. Prior to the launch Nexus-Vita will be required to execute the AHI Master Services Agreement, which is currently with Nexus-Vita for review and execution.

●	In February 2021, the consolidated entity signed an agreement with Tinjoy. In September 2021, Tinjoy launched the Health Cube with the AHI technology embedded. With the preregistration launch only offered an annual subscription of 310 Chinese Yuan (A$64.86) and generated a total initial preregistration number of 144,391, which is subject to a 70:30 revenue share where AHI would receive 70%. Due to the ongoing Zero COVID restrictions in China, Tinjoy has been unable to progress the marketing and subscription revenue uptake.

●	The company has signed several new partnerships over the financial year with, NextMedicall, Inter-Psy BV, BizBaz (CustintCo), FitTrack (Cubert), Activate Health, and Vertica Health (which has now been acquired by AHI).

●	With the recent acquisition of Vertica Health, AHI has expanded its ability to deliver a non-invasive, highly accurate and privacy-sensitive healthcare and biometric solutions that generate results to the user within seconds. This further enables a User to check, track, and accurately assess their body dimensions and chronic disease risk markers privately using only a smartphone. AHI is currently in negotiations with 3 large insurers for the integration and commercialisation of the new combined capabilities.

The consolidated entity’s ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the consolidated entity not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the consolidated entity’s ability to continue as a going concern.

C. Research and Development, Patents and Licenses

For a description of patented technology and a list of our patents and patent applications, see “Item 4. Information on Company - B. Business Overview.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Scott Montgomery	41	Executive Director & CEO
Dr Katherine Iscoe, Ph.D.	44	Executive Director
Simon Durack JP	61	Chief Financial Officer & Company Secretary
Terence Stupple	42	Chief Technology Officer
Nicholas Prosser	43	Interim Non-Executive Chairman
Michael Melby	39	Non-Executive Director
Dato Low Koon Poh	48	Non-Executive Director
Peter Goldstein	59	Non-Executive Director
Ms Jacqueline Yee	52	Non-Executive Director

Management

Scott Montgomery – (Appointed 1 December 2022)

Mr Montgomery co-founded the wellteq group of companies in October 2013 and has served as CEO, President, and Director since incorporation. Mr Montgomery’s background is well positioned in the healthcare sector with over 20 years of industry experience around the world, both as a founder and director of public and private companies.

Katherine Iscoe, Ph.D.

Dr Katherine Iscoe, Executive Director, age 44, combines over 20 years of experience in Health Sciences and Biotechnology. Dr Iscoe co-founded the company in 2013 and incorporated the company as MyFiziq Ltd in October 2014. She held the position of CEO from 2014 to October 2016 and then transitioned into the role of Director of Corporate Health and Wellness. In March 2021, MyFiziq Ltd changed its name to Advanced Human Imaging Ltd and in December 2022 changed its name to Advanced Health Intelligence Ltd. Dr Iscoe stepped back into the role of CEO in February 2022 and relinquished this role on 1 December 2022. Prior to the incorporation of MyFiziq Ltd in 2014, Dr Iscoe was Director of a Health and Wellness company called Deliciously Fitt Pty Ltd between 2013-2020. Dr Iscoe holds a Bachelor of Arts in Health Sciences (summa cum laude), a Master of Science in Exercise Physiology and Health Sciences, a Doctorate in Exercise Physiology and Biotechnology and a Post-Graduate Certificate in Counselling. Her combination of both academic and practical experience in medical sciences, health and wellness provides a unique and strategic advantage for the future of AHI and mHealth.

Simon Durack JP

Simon Durack, Chief Financial Officer and Company Secretary, age 61, combines over 40 years of experience in small to large businesses in the mining and resources industry, gaming industry, financial services and other sectors. Previously, he had been involved in a number of ASX listed companies holding positions including Executive Chairman, Executive Director, Non-Executive Director, Group Company Secretary, Chief Financial Officer and Director / Company Secretary. From 2011 to 2020, he was Executive Director (formerly Chairman) for MinRex Resources Limited, an ASX listed company involved in mining and exploration. From 2009 to 2013, he was Executive and Non-Executive Director of Millennium Minerals Limited, as ASX listed company that focused on exploration through to mining and producing gold. He has Bachelor of Commerce from the University of Western Australia, Post Graduate Diploma of Business from Curtin University of Technology and is also a Fellow with Chartered Accountants of Australia & New Zealand and a Fellow with CPA Australia, the Governance Institute of Australia, and is a Justice of the Peace for the State Western Australia.

Terence Stupple

Mr. Stupple combines over 15 years of IT experience and has served as the Chief Technology Officer of AHI since December 2015, overseeing the internal growth and strategy of our technical capabilities. From September 2012 through November 2015, Mr. Stupple was employed as a Subject Matter Expert at Chevron Australia. From August 2006 until September 2012, Mr. Stupple held various roles for the Western Australian Government, including acting as manager of web services where he was tasked with the responsibility of the strategic direction and content of the Department of State Development and Department of Mines and Petroleum’s internet and intranet sites. Prior to working for the West Australian Government, Mr. Stupple was contracted to Microsoft UK in various roles including pre-sales support officer, licensing specialist, channel support, and complaints specialist. Mr. Stupple received his A Levels from Orpington College (UK) and a GCSE from Eltham College (UK).

Directors

The following noteworthy experience, qualifications, attributes and skills for each Board member, together with the biographical information for each nominee described below, led to our conclusion that the person should serve as a director in light of our business and structure:

Nicholas Prosser

Mr. Prosser combines over 15 years of experience in the ICT sector and over 10 years as a founder, entrepreneur and private investor. Mr. Prosser has been a director of the Company since April 2018. He has also served on the board of directors of Vudoo Pty Ltd, a video technology and SaaS platform, since January 2017. Since January 2008, he has served as the founder and member of the board of directors of Vega Blue Partnership. Mr. Prosser founded ThinkCaddie in January 2017 until the Company’s sale to a third-party in November 2019. From January 2007 until May 2016, he was involved in Canberra Data Center. Additionally, he has served as the executive director of CPDone Pty Ltd, a financial profession compliance company, since February 2016 and as a director of Vega Blue Partnership since January 2008. Mr Prosser has a Diploma in Security Risk Management from The Canberra Institute of Technology and is a member of the Australian Institute of Company Directors.

Michael Melby

Mr. Melby is co-founder & co-Chief Executive Officer of FitLab, an integrated media & technology holding company focused on fitness & sport lifestyle. He is also co-founder of Mayweather Boxing + Fitness. Previously, Mr. Melby was Vice President at New Evolution Ventures, where he invested in and operated health clubs worldwide and served as an executive at UFC Gym. Prior to that, Mr. Melby was co-founder of two technology startups (both of which exited to publicly traded companies), a private equity investor with ClearLight Partners and an investment banker with FBR Capital Markets.

Mr. Melby received his undergraduate degree from UC Berkeley & MBA from The Wharton School at the University of Pennsylvania.

Dato Low Koon Poh

Mr. Koon Poh Low has 23 years of combined experience in accounting, auditing and consultant, with experience in corporate finance, auditing, and accounting in various industries such as construction, plantation, hotels, property, manufacturing and marketing.

Mr. Low has served as a director of the Advanced Health Intelligence since July 2020. Mr. Low started his accounting services practice KL Management Services, based in Petaling Jaya, in 2006. Mr. Low has also served the President of IPO Partners Limited, a corporate advisory firm since April 2015, and a director of Round Table Partners Berhad since 2019. Since June 2019, Mr. Low has served the Executive Chairman and Chief Executive Officer of Medi Lifestyle Limited, a Healthcare and Wellness company listed in the Singapore Exchange. Prior to his position at KL Management Service, Mr. Low worked as an auditor for an international audit firm, an accountant for a Japanese MNC, plus a couple of years as Financial Controller for two public listed companies in Malaysia. Mr. Low is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Practicing Chartered Accountant under the Malaysian Institute of Accountants (MIA).

Peter Goldstein

Mr. Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience and a successful track record in leading and building companies in the capital markets. Mr. Goldstein is experienced with mergers and acquisitions, strategic planning and transaction structuring.

In 2006, Mr. Goldstein founded Grandview Capital Partners, Inc. where he continues to serve as chairman and chief executive officer to this date. He is the and chief executive officer of Exchange Listing, LLC, which he founded in 2019. He currently serves as a member of the board of directors of Siyata Mobile, Inc. and Cosmos Holdings, Inc. From 2013 to 2015 he served in various roles, including as a director, interim president and chief financial officer of American Patriot Brands, Inc. In 2012 he co-founded Staffing 360 Solutions, Inc., where he served in various roles, including chairman of the board of directors and principal financial officer until 2014. He received his master’s degree in international business from the University of Miami.

Dr Peter Vaughan – (Appointed 1 December 2022, resigned 16 December 2022)

Dr Peter Vaughan is the former Chairman of wellteq Digital Health Inc. and has an extensive history in healthcare, corporate and politics recognized by his appointment to the Order of Canada “for his contributions to Canada’s health care system, and for his pioneering leadership in the establishment and advancement of digital health”. Prior to this he has also held positions as the former Deputy Minister of Health and Wellness, Province of Nova Scotia, an emergency, and family physician and RCAF Flight Surgeon, he also serves as Board Chair of Canada Health Infoway and Chair of the Finance and Audit Committee, Treasurer and Board member of the SCAN-H at the University of Windsor Odette School of Business.

Ms Jacqueline Yee – (Appointed 20 December 2022)

Ms Yee brings more than 30years’ experience from 11 countries spanning EMEA-America-APAC, comprising a track record in Capital Markets Structured Products & Special Situations M&A having consulted or advised over $25billion in deal value. She is currently the CEO of Funderbeam Markets Pte Ltd - an MAS RMO & CMS licensed fintech securities exchange for private companies and holds non-executive director positions in addition to AHI’s directorship.

Family Relationships

None of our directors or executive officers has a family relationship.

Resignation of Office

Vlado Bosanac served as our Chief Executive Officer, Executive Chairman and Executive Director from October 2016 until February 15, 2022. Mr. Bosanac continues to serve as Head of Strategy and Revenue Growth for the Company.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Company, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report are as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Nicholas Prosser	7,015,036
Scott Montgomery	616,410
Dr Katherine Iscoe	33,900,000
Michael Melby	4,000,000
Dato Koon Poh Low	300,000
Peter Goldstein	-	140,000
Jacqueline Yee	-

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2022 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Compensation Committee Meetings		Nomination and Corporate Governance Committee
Director	A	B	A	B	A	B	A	B
Nicholas Prosser	7	7	3	3	1	1	1	1
Michael Melby	7	7	—	—	—	—	—	—
Dato Low Koon Poh	7	7	3	3	1	1	1	1
Peter Goldstein	—	—	—	—	—	—	—	—
Vlado Bosanac	3	3	—	—	—	—	—	—
Dr Katherine Iscoe	4	4	1	1	1	1	1	1
Ed Greissing Jr	5	5	2	1	—	—	—	—

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended

— = Not a member of the relevant committee

(1)	Vlado Bosanac resigned on February 15, 2022.
(2)	Dr Katherine Iscoe joined the Board on February 15, 2022.
(3)	Ed Greissing Jr resigned on May 26, 2022.
(4)	Peter Goldstein joined the Board on June 29, 2022.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Officers:	Singapore and Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-
Did Not Disclose Demographic Background	-	-	-	-

B.	Compensation

The details of the remuneration of each Director and member of Key Management Personnel of the consolidated entity are as follows:

	Short Term	Post-Employment
June 30, 2022	Base Salary and Consulting Fees A$	Short Term Incentive A$	Superannuation Contributions A$	Value of Share-based Payments) A$	Total A$	Proportion Performance Related %
Directors and Key Management Personnel:
Dr Katherine Iscoe[1]	65,423	-	6,542	-	71,965	-
Vlado Bosanac[2]	233,333	-	23,333	6,389,715	6,646,381	96.1%
Michael Melby[3]	36,000	-	-	460,000	496,000	92.7%
Nicholas Prosser[3]	36,000	-	3,475	460,000	499,475	92.1%
Dato Koon Poh Low	36,000	-	-	-	36,000	-
Edward Greissing Jr4	56,576	-	-	112,188	168,764	66.5%
Simon Durack JP5	66,375	-	-	-	66,375	-
Steven Richards[5]	165,618	-	15,000	-	180,618	-
Total	695,325	-	48,350	7,421,903	8,165,578

[1]	Appointed February 15, 2022. Remuneration calculated from date of appointment.
[2]	Resigned February 15, 2022. Remuneration calculated to date of resignation.
[3]	A total of 1,000,000 shares each were issued to Mr Michael Melby and Mr Nicholas Prosser pursuant to the terms of their contracts for services and following approval at the Company’s 2021 Annual General Meeting held on January 31, 2022. The issue related to the service period ended October 27, 2020 and the fair value of shares is based on the market value of the shares at the date of issue.
[4]	Mr Greissing Jr resigned on May 26, 2022.
[5]	Mr Durack was appointed on March 17, 2022, whilst Mr Richards resigned on the same day.

C.	Board Practices

Board of Directors

Our Board consists of seven directors, five of whom are “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Each of our directors holds office for a period of 3 years, once elected by shareholders, and at the end of each 3 year period, being eligible, offers themself for re-election at the next Annual General Meeting. If a director is appointed by the Board to fill a casual vacancy on the Board, that Director holds office until the next Annual General Meeting, at which being eligible offers themself for election to the Board. All of our executive officers are appointed by and serve at the discretion of our Board.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed in the future by our shareholders by ordinary resolution.

ASX Corporate Governance Principles

In Australia there are no mandatory corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the ASX Corporate Governance Principles and Recommendations (4th edition), which contains what are called the “Recommendations,” which articulate eight core principles (and associated recommendations) which are intended to provide a reference point for companies about their corporate governance structures and practices, and against which companies must report.

Under ASX listing Rule 4.10.3, companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period. Where a company has not followed all the Recommendations, it must identify the Recommendations that have not been followed, the reasons for not following them, and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the ASX Corporate Governance Principles and Recommendations.

Set forth below are the material provisions of the ASX Corporate Governance Principles and Recommendations together with the reasons related to the fiscal year ended June 30, 2021 where applicable, for variations there from:

1.	Lay solid foundations for management and oversight. Companies should clearly delineate the respective roles and responsibilities of board and management and regularly review their performance. During the year ended June 30, 2021, we did not follow the Recommendations in the following area:

a.	The Company did not have a formal process for the evaluation of the performance of senior executives during the 2021 financial year. As the Company matures, the Board will establish formal quantitative and qualitative performance evaluation procedures. Until such time as formal procedures are implemented, the Chief Executive Officer will assess the performance of senior executives. The Company considers that a formal process is not essential at this stage and that performance evaluation can be effectively assessed on an informal basis.

b.

Although no formal performance evaluation has been undertaken during the year ended June 30, 2022, senior managers have been issued with securities with various performance milestones, under the Company’s Incentive Plans. An individual’s performance is measured and evaluated during the year against the milestones set under the Offer of the securities.

2.

Structure the Board to be effective and add value. Listed companies should have a board of an appropriate size and collectively have the skills, commitment and knowledge of the entity and the industry in which it operates, to enable it to discharge its duties effectively and to add value. During the year ended June 30, 2022, AHI did not follow this Recommendations in the following area:

a.

The Company does not have a formal board skills matrix. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the Company.

3.

Instill a culture of acting lawfully, ethically and responsibly. A listed entity should instill and continually reinforce a culture across the organization of acting lawfully, ethically and responsibly.

4.	Safeguard the integrity of corporate reports. A listed entity should have appropriate processes to verify the integrity of its corporate reports.

a.	The Board has an Audit and Risk committee and amended its Audit and Risk Committee Charter to comply with both NASDAQ and ASX listing rules.

5.	Recognize and manage risk. A listed entity should establish a sound system of risk management and periodically review the effectiveness of that framework.

a.	The Board has a Audit and Risk committee.

6.	Remunerate fairly and responsibly. A listed entity should pay director remuneration sufficient to attract and retain high quality directors and design its executive remuneration to attract, retain and motivate high quality senior executives and to align their interests with the creation of value for security holders and with the entity’s values and risk appetite.

a.	The Board has a Remuneration Committee, also known as a Compensation Committee

Committees of the Board of Directors

There are three Committees under the Board: an Audit and Risk Committee, a Remuneration (Compensation) Committee, and a Nominating and Corporate Governance Committee. The Company also has a formal charter for each of the Compensation and Nominating and Governance committees as well. The Company has determined that Nicholas Prosser, Non-Executive Chairman, Dato Low Non-Executive Director, Michael Melby Non-Executive Director and Peter Goldstien Non-Executive Director, will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each Committee’s members and functions are described below.

Members will serve on these committees until their resignation or until otherwise determined by the Board of Directors.

Audit Committee. Each of our Audit and Risk Committee members satisfy the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Dato Low, independent director possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. The Audit and Risk Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial and other risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	review the Company’s risk management framework including in relation to economic, environmental, and social sustainability risk at least annually.

The members of the Audit and Risk Committee are Dato Low (Chair), Nicholas Prosser and Peter Goldstein.

Remuneration (Compensation) Committee.  All of our Remuneration (Compensation) Committee members satisfy the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Remuneration (Compensation) Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any Committee meeting during which his compensation is deliberated. The Remuneration (Compensation) Committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The members of the Remuneration (Compensation) Committee are Nicholas Prosser (Chair), Dato Low and Dr Katherine Iscoe. Dr Iscoe is to be replaced by another independent Director.

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating and Corporate Governance Committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the board and its Committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our Board to serve as members of Committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The members of the Nominating and Corporate Governance Committee are Dr Katherine Iscoe, Nicholas Prosser (Chair), and Dato Low. Dr Iscoe is to be replaced by another independent Director.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct which we have amended in order to be current and comply with the standards expected of NASDAQ listed companies prior to this Registration Statement becoming effective. The amended code of conduct codifies the business and ethical principles that govern all aspects of our business. We have filed a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Duties of Directors

Under Australian law, our directors have a duty to act honestly, in good faith and in the best interests of all shareholders. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their fiduciary duty to the shareholders of the Company, our directors must ensure compliance with our Constitution. Our shareholders may have the right to seek damages from either the Company, the directors personally, or both, if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	exercising the borrowing powers of the company and mortgaging the property of the Company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company;

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company;

●	adopt any scheme or plan in the best interests of the Company designed to provide retiring or superannuation benefits for both present and future non-executive directors;

●	delegate any of their powers to a committee consisting of such of their number as they may determine; and

●	appoint any person to be attorney of the Company.

D.	Employees

As of June 30, 2022, we had 19 full-time employees. All of our employees are located in Australia; with 1 performing sales and marketing functions, 12 performing research and development functions, and 6 performing general and administrative.

We enter into employment contracts with all of our full-time employees. In addition to salaries and benefits, we provide performance-based incentives for some of our full-time employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of January 31, 2023 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

The number of shares in the Company held during the financial period by key management personnel of the consolidated entity, including their related parties are set out below:

Name	Balance at July 1, 2021	Received during the period as remuneration	Other changes during the period	Balance at January 31, 2023	% held
Scott Montgomery	-	-	-	616,410	0.314%
Dr Katherine Iscoe[1]	16,900,000	-	17,000,000	33,900,000	17.29%
Vlado Bosanac[2]	5,391,864	-	12,000,000/(17,000,000)	391,864	0.199%
Michael Melby[3]	3,000,000	1,000,000	-	4,000,000	2.04%
Nicholas Prosser[3]	6,265,036	1,000,000	-	7,265,036	3.71%
Dato Koon Poh Low	300,000	-	-	300,000	0.153%
Peter Goldstein	-	-	-	-	-
Edward Greissing Jr	-	-	-	-	-
Jacqueline Yee[4]	-	-	-	-	-
Simon Durack JP	-	-	-	-	-
Steven Richards	-	-	-	-	-

[1]	Appointed Executive Director and CEO on February 15, 2022. Resigned as CEO on December 1, 2022.

[2]	Resigned February 15, 2022. In addition to the above, Mr Bosanac held 12,000,000 performance rights in the Company, which were exercised for 12,000,000 ordinary shares.

[3]	1,000,000 ordinary shares were granted to each of Messrs Melby & Prosser, as approved by shareholders at the Annual General Meeting held on January 31, 2022.

[4]	Not appointed a Director until December 20, 2022.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	The percentages shown are based on 196,053,969 ordinary shares issued and outstanding as of January 31, 2023.

Stock Option Plans

The Company has two stock option plans, the Incentive Performance Rights Plan and the Incentive Options Plan.

The Board, acting in remuneration matters, will:

1.	Ensure that incentive plans are designed around appropriate and realistic performance targets and provide rewards when those targets are achieved;

2.	Review and improve existing incentive plans established for employees; and

3.	Approve the administration of the incentive plans, including receiving recommendations for, and the consideration and approval of grants pursuant to such incentive plans.

The Incentive Performance Rights Plan pertains to the offer of performance rights to Eligible Participants, while the Incentive Options Plan pertains to the offer of options to Eligible Participants.

Eligible Participant means:

(a)	a Director (whether executive or non-executive) of any Group Company;

(b)	a full or part time employee of any Group Company;

(c)	a casual employee or contractor of a Group Company to the extent permitted by applicable regulatory relief in Australia; or

(d)	a prospective participant, being a person to whom the Offer is made but who can only accept the Offer if an arrangement has been entered into that will result in the person becoming an Eligible Participant under Rules (a), (b) or (c) above, who is declared by the Board to be eligible to receive grants of Performance Rights under the Plan.

The purpose of each plan is to:

(a)	assist in the reward, retention and motivation of Eligible Participants;

(b)	link the reward of Eligible Participants to performance and the creation of Shareholder value;

(c)	align the interests of Eligible Participants more closely with the interests of Shareholders by providing an opportunity for Eligible Participants to receive Shares;

(d)	provide Eligible Participants with the opportunity to share in any future growth in value of the Company; and

(e)	provide greater incentive for Eligible Participants to focus on the Company’s longer term goals.

Australian Disclosure Requirements

Indemnifying directors and officers

During the financial year, we maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. We have not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of our Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd) under options were as follows:

Grant Date	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
1 Feb 2019	200,000	65	31 Dec 2019	31 Dec 2022
1 Feb 2019	200,000	65	31 Dec 2020	31 Dec 2023
27 Nov 2019	1,000,000	60	4 Dec 2020	4 Dec 2022
19 Oct 2020	4,246,958	160	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	110	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	150	7 Feb 2022	7 Feb 2025
Total	6,486,958

Shares issued as a result of the exercise of options

Grant Date	Number of options exercised	Exercise price		Vesting date	Expiry date
21 Dec 2016	750,000	$0.10		31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	$0.10	[1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	$0.60		5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	$0.60		4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	$0.50	[2]	31 Jan 2021	31 Jan 2022
Total	2,408,333

Proceedings on behalf of our Group

No proceedings have been brought or intervened in on behalf of our Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

Non-audit services were provided by the Company’s former Auditor, PKF Perth, and included taxation and other services amounting to A$16,800 for the year ended June 30, 2022.

Auditor’s independence declaration

PKF Brisbane Audit

PKF

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF ADVANCED HUMAN IMAGING LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2022, there have been no contraventions of:

(a) the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Advanced Human Imaging Ltd and the entities it controlled during the year.

PKF

PKF BRISBANE AUDIT

LIAM MURPHY
PARTNER

BRISBANE
14 DECEMBER 2022

PKF Brisbane Audit ABN 33 873 151 348
Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733
Brisbane | Rockhampton www.pkf.com.au

Liability limited by a scheme approved under Professional Standards Legislation.
PKF Brisbane Pty Ltd. is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Company’s 2022 Corporate Governance Statements can be found on its website at ahi.tech/investors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of January 31, 2023, Mad Scientist Pty Ltd held 16,900,000 ordinary shares (or ADS equivalents), or 9.08% of our ordinary shares. The beneficial owner of all the shares in Mad Scientist is Dr Katherine Iscoe. Dr Katherine Iscoe also owns a further 17,000,000 ordinary shares in her own name or 8.67% of our ordinary shares.

There are no other shareholders known to us who beneficially own more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no other significant changes in the ownership of major shareholders during the year.

A major shareholder would not have different voting rights.

Record Holders

As of January 13, 2023, there were 4,631 holders of record of our ordinary shares. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by The Bank Of New York Mellon, a New York banking corporation which held 12.45% of our ordinary shares including as of such date.

B.	Related Party Transactions

a) Subsidiaries

In January 2018, our wholly owned subsidiary, MyFiziq Inc., was incorporated in the U.S. in preparation for the commercialization of our technology for the U.S. market. During the financial years since incorporation, there was no activity in this subsidiary.

b) Holding company

The holding company is Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd), from December 8, 2022.

c) Joint venture agreement

We have a 50% interest in Body Composition Technologies Pte. Limited (“BCT”), a company incorporated in Singapore for the purpose of developing out technology Platform for commercialization within the medical or insurance sector.

During 2022, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia”) an Australian incorporated wholly owned subsidiary of BCT, for which the Company earned revenue of A$189,765 (2021: A$553,185).

During 2019, we entered into a loan agreement with BCT Australia. The interest free loan was repaid in July 2020. At June 30, 2021, the balance of the loan was A$0 (2019: A$68,500).

On July 20, 2020, we announced that we would participate in the BCT capital raising in the amount of approximately A$671,000. The participation will increase our ownership percentage in BCT, upon conversion, to a majority stake of up to 54% in BCT (on a fully diluted basis).

d) Transactions with Directors

Other than compensation paid to directors and executive personnel, there were no related party transactions with our officers or directors to report for the financial year ended June 30, 2022.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See “Item 18. Financial Statements” of this Annual Report for the consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Dividend Distribution Policy

We have never declared or paid cash dividends on our common shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

B.	Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on August 17, 2015, under the symbol “MYQ”. On March 5, 2021, we changed our name to Advanced Human Imaging Ltd and our shares have traded under the symbol “AHI” since that date. On December 8, 2022 we changed our name to Advanced Health Intelligence Ltd.

NASDAQ Capital Market

On November 19, 2021, our ADSs began trading on the NASDAQ Capital Market under the symbol “AHI.”

B.	Plan of Distribution

Not applicable.

C.	Markets

We were incorporated on October 1, 2014 as an Australian corporation under the name MyFiziq, Ltd. We listed our Ordinary Stock on the Australian Securities Exchange (ASX) in 2015. On March 5, 2021, we changed our name to Advanced Human Imaging Ltd and on December 8, 2022 we changed our name to Advanced Health Intelligence Ltd.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated on October 1, 2014 as an Australian corporation under the name MyFiziq Ltd. We listed our Ordinary Stock on the Australian Securities Exchange (ASX) in 2015. On March 5, 2021, we changed our name to Advanced Human Imaging Ltd. On December 8, 2022, we changed our name to Advanced Health Intelligence Ltd. Our registration number is ACN 602 111 115.

The following description of our share capital is only a summary.

Our constituent document or governing rules is a constitution (the “Constitution”). Our Constitution is subject to the terms of the Listing Rules of the ASX and the Corporations Act 2001 (the “Corporations Act”). Our Constitution is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our Constitution does not provide for or prescribe any specific objects or purposes. The rights and restrictions attaching to Ordinary Shares are derived through a combination of our Constitution, the common law applicable to Australia, the Listing Rules of the ASX, the Corporations Act, and other applicable law. A general summary of some of the rights and restrictions attaching to Ordinary Shares are summarized below. Each Ordinary Share holder is entitled to receive notice of and to be present, to vote and to speak at general meetings. Our Constitution permits the rights or restrictions attached to any shares or class or shares to be amended or repealed and replaced by special resolution of at least 75% of the shareholders affected by such amendment.

Ordinary Shares

Our Ordinary Shares have no par value. Subject to the Listing Rules of the ASX, we are authorized to issue an unlimited number of Ordinary Shares.

Dividends

Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the Board. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. There have been no dividends paid to holders of Ordinary Shares to date.

Voting

Holders of Ordinary Shares have the right to receive notice and attend and vote at all general meetings.

Rights to Share in the Surplus in the Event of Winding Up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to any amounts unpaid on the shares and the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, we may issue and allot preference shares, which are liable to be redeemed. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure. The rights attached to our Ordinary Shares may only be varied with the consent in writing of holders holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. The issue of preference shares may in certain circumstances, constitute a variation of class rights requiring approval by holders of Ordinary Share in this manner.

Right to Share in Our Profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders. However, any such dividend may only be payable in accordance with the requirements set out in the Corporations Act described above.

Rights to Share in the Surplus in the Event of Winding Up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, shares may be issued and allotted, which are liable to be redeemed. Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.

Options

The Company provides long term incentives to Directors and Employees pursuant to the MyFiziq Limited Incentive Option Plan (approved by shareholders on November 27, 2019) or the MyFiziq Limited Incentive Performance Rights Plan (approved by shareholders on February 16, 2017 and re-approved on December 11, 2020).

Holders of options shall have no right to vote on any resolutions at a meeting of shareholders, unless and until the option is exercised and Ordinary Shares are held. The options are to be issued at a price determined by the Board and for no consideration. Subject to the Listing Rules of the ASX, the exercise price, duration and other relevant terms of an option is to be determined by the Board in its sole discretion.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently June 30 each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors and the appointment of the auditor (if necessary). We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favor of the resolution by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution.

A special resolution usually involves more important questions affecting us as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act, including without limitation:

●	to change our name;

●	to amend or repeal and replace our Constitution;

●	to approve the terms of issue of preference shares;

●	to approve the variation of class rights of any class of shareholders;

●	to convert one class of shares into another class of shares;

●	to approve certain buy backs of shares;

●	to approve a selective capital reduction of our shares;

●	to approve financially assisting a person to acquire our shares;

●	to change our company type;

●	with the leave of an authorized Australian court, to approve our voluntary winding up;

●	to confer on a liquidator, with either general or specific authority in respect of compensation arrangements of such liquidator; and

●	to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Shareholder Voting Rights

At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid Ordinary Share and that portion of a vote for any partly paid share that the amount paid on the partly paid share bears to the total amounts paid and payable, on a poll. This is subject to any other rights or restrictions which may be attached to any shares or the Listing Rules of the ASX or the Corporations Act which may prevent interested parties from voting on a matter. In the case of an equality of votes on a resolution at a meeting (whether on a show of hands or on a poll), the chairman of the meeting has a deciding vote in addition to any vote that the chairman of the meeting has in respect of that resolution.

Issue of Shares and Changes in Capital

Subject to our Constitution, the Corporations Act, the Listing Rules of the ASX and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to us), preference shares (including redeemable preference shares) and partly paid shares.

Pursuant to the Listing Rules of the ASX, our Board may in their discretion issue securities to persons who are not related parties of our Company or persons otherwise the subject of rule 10.11 of the Listing Rules of the ASX, without the approval of shareholders, if such issue, when aggregated with securities issued by us (without either shareholder approval or pursuant to an exemption set out in the Listing Rules of the ASX) during the previous 12-month period would be an amount that would not exceed 15% of our issued share capital at the commencement of the 12-month period (or a combined limit of up to 25% of our issued share capital, subject to certain conditions, if prior approval for the additional 10% is obtained from shareholders at our annual meeting of shareholders). Other allotments of securities require approval by an ordinary resolution of shareholders unless these other allotments of securities fall under a specified exception under the Listing Rules of the ASX.

Under our Constitution, we may issue preference shares. There are no preference shares issued or allotted as at the date of this prospectus.

Subject to the requirements of our Constitution, the Corporations Act, the Listing Rules of the ASX and any other applicable law, we may:

●	consolidate or divide our share capital into a larger or smaller number by resolution passed by shareholders at a general meeting;

●	reduce our share capital provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors. If the reduction is an equal reduction it is required to be approved by resolution passed by shareholders at a general meeting, while if it is a selective reduction, it is required to be approved by special resolution passed by at least 75% of the votes cast by shareholders who vote by person or proxy at a duly convened shareholders meeting (and are not otherwise excluded by law;

●	undertake an equal access buyback of our Ordinary Shares by ordinary resolution of shareholders (although if we have bought back less than 10% of our shares over the period of the previous 12 months, shareholder approval may not be required); and

●	undertake a selective buyback of certain shareholders’ shares by special resolution passed by at least 75% of the votes cast by shareholders who vote by person or proxy at a duly convened shareholders meeting (and are not otherwise excluded by law), with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or by their associates.

In certain circumstances, including the division of a class of shares into further classes of shares, the issue of additional shares or the issue of a new class of shares, we may require the approval of any class of shareholders whose rights are varied or are taken to be varied by special resolution of shareholders generally and by special resolution of the holder of shares in that class whose rights are varied or taken to be varied.

Dividends may be paid on shares of one class but not another and at different rates for different classes but must be paid at the same rate amongst one class.

Takeover Approval Provisions

Under our Constitution, any proportional takeover scheme must be approved by those shareholders holding shares included in the class of shares in respect of which the offer to acquire those shares was first made. The registration of the transfer of any shares following the acceptance of an offer made under a scheme is prohibited until that scheme is approved by the relevant shareholders. This provision must be renewed by shareholders every three years.

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

Ownership Threshold

There are no provisions in our Constitution which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our Ordinary Shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our Ordinary Shares and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Change of Control

Takeovers of listed Australian public companies, such as AHI, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

●	is the holder of the securities;

●	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

●	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;

●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

●	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised;

the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●	acquisition relating to takeover bids;

●	when shareholders approve the takeover by resolution passed at general meeting;

●	an acquisition by a person of no more than 3% in any 6 month period;

●	when the acquisition results from the issue of securities under a rights issue;

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons acquiring shares in an Australian company may require approval from the Australian Treasurer prior to undertaking the acquisition. These requirements are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 and the Foreign Acquisitions and Takeovers Regulations 2015 (together, “Australia’s Foreign Investment Regime”).

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Treasurer in the following circumstances (among others):

●	all foreign persons acquiring a ‘direct interest’ (generally an interest of 10% or more) of the shares in a company that is a ‘national security business’, regardless of value;

●	‘foreign government investors’ acquiring a direct interest in the share of any company, regardless of value; and

●	foreign persons that are not ‘foreign government investors’ acquiring a ‘substantial interest’ (generally 20% or more) of the shares in a company which has a total asset value of A$281 million or more (or A$1,216 million or more in the case of investors incorporated in the US.

Please note that acquisitions thresholds take account of interests held by ‘associates’ and there are tracing rules that can apply.

At present, we do not have total assets of A$281 million and we are not a ‘national security business’.

An entity is a ‘foreign government investor if it is:

●	a foreign government or separate government entity; or

●	a corporation, trust or limited partnership in which foreign government entities/separate government entities from:

o	a single country, together with associates, hold (directly or indirectly) an interest of 20% or more (including through actual or potential voting power); or

o	multiple countries, together with associates, hold (directly or indirectly) interests of 40% or more in aggregate (including through actual or potential voting power) – provided the interest holders do not meet certain passive investor requirements.

“Associates” is a broadly defined term under Australia’s Foreign Investment Regime and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	partners, officers of companies, the company or its subsidiaries;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person;

●	associations between trustees and substantial beneficiaries of trust estates; and

●	for foreign government investors, any foreign government investor from the same country.

There are criminal and civil penalties for breaches of Australia’s Foreign Investment Regime. A breach includes failing to give notice to the Treasurer and obtaining approvals, where notification is mandatory. In addition, the Treasurer may make orders, including requiring the acquirer to dispose of the shares it has acquired within a specified period of time, or imposing conditions if he considers the transaction to be contrary to Australia’s national interest or contrary to Australia’s national security if an application is not made.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and a further 10 days to notify the applicant of that decision. The decision period commences upon receipt of payment of the correct application fee. However, FIRB can request an extension of time. If the applicant does not consent to the extension, FIRB can issue an interim order preventing the foreign person from carrying out the proposed transactions and allowing FIRB a further 90 days to consider the application.

If we become a ‘foreign person’ under Australia’s Foreign Investment Regime, we would be required to obtain the approval of the Australian Treasurer for us, together with our associates, to undertake certain acquisitions of Australian entities, businesses and land.

Due to broad tracing rules in Australia’s Foreign Investment Regime, the percentage of foreign ownership in us may influence the foreign person status of any Australian company or business in which it may choose to invest. We have no current plans for any such acquisition and do not own any property.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Liquidation Rights

After satisfaction of the claims of creditors, preferential payments to holders of outstanding preference shares and subject to any special rights or restrictions attached to shares, on a winding up, any available assets must be used to repay the capital contributed by the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them. For this purpose, a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.

If we experience financial problems, the directors may appoint an administrator to take over our operations to see if we can come to an arrangement with our creditors. If we cannot agree with our creditors, we may be wound up.

A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of a company. A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.

We may be wound up by order of a court, or voluntarily if our shareholders pass a special resolution to do so. A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind us up. A liquidator is appointed to administer the winding up of a company.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent Ordinary Shares (or a right to receive Ordinary Shares) deposited with HSBC Australia, as custodian for the depositary in Australia. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called “DTC”. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.	The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.	The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.	If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.	The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith.  The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.  In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as “DRS”, and Profile Modification System, also referred to as “Profile”, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

C.	Material Contracts

Subsequent to year end, AHI concluded a share sale agreement on August 5, 2022, to acquire 100% of Vertica Health Pty Ltd (“Vertica”).

The acquisition of Vertica has brought Vertica’s software products into AHI for use within the B2B customers and partners of AHI.

The consideration paid and payable by AHI for the proposed acquisition will comprise:

●	cash payments totaling US$600,000, comprising:

o	US$100,000 payable on closing;

o	US$250,000 payable 1 year from closing; and

o	US$250,000 payable 2 years from closing; and

●	1,500,000 AHI shares, escrowed for 24 months from issue.

Given the value of the consideration payable, AHI doesn’t consider that the acquisition is material (in the context of AHI’s market capitalization and net asset position) to warrant an announcement to the market under LR 3.1.  However, as part of the consideration involves an issue of shares, AHI released an Appendix 3B to the market to satisfy LR 3.10.3.

The projected increase in consolidated total assets due to the Vertica transaction is equal to the value of the proposed consideration payable to acquire Vertica, comprising US$100,000 in cash on closing (offset by a corresponding reduction in AHI’s existing cash to pay this amount), US$500,000 in deferred cash consideration and 1,500,000 AHI shares (subject to 24 months voluntary escrow) valued at the market price of 12c per share at the time of the transaction.

AHI is budgeting for an increase of approximately A$80,000 per month to working capital costs as a result of the Vertica transaction. Vertica does not currently generate material revenues or profits, so AHI does not forecast any material increases to these numbers in its P&L statement in the near term as a result of the acquisition of Vertica.

wellteq Acquisition Agreement

Subsequent to year end, AHI entered into a definitive arrangement agreement (the “Arrangement Agreement”) with wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (“wellteq”), on September 2, 2002, whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition (the “Transaction”).

Pursuant to the terms of the Arrangement Agreement, AHI will acquire 100% of the outstanding wellteq Shares by way of a plan of Arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). In consideration for the wellteq Shares, AHI will issue one (1) AHI Share for every six (6) wellteq Shares outstanding at the effective time of the Arrangement, equal to 0.1667 AHI Shares for every one (1) wellteq Share.

AHI will issue a total of approximately 17,811,508 AHI shares in total consideration for 100% of wellteq’s issued shares. Following completion of the Transaction, wellteq shareholders in aggregate will hold approximately 9.573% of AHI’s issued capital.

In conjunction with the Arrangement Agreement, AHI and wellteq also entered into a loan agreement (the “Loan Agreement”), whereby AHI has agreed to advance to wellteq up to A$1,200,000.

wellteq is a global digital health provider, empowering people to be healthier and happier by coaching lasting behaviour change by delivering a digital health platform to employers and insurance corporate customers, who in turn offer it to their employees and policy holders respectively. wellteq provides the supportive behavioural change that coaches people through lifestyle improvements. wellteq’s shares are currently listed on the Canadian Securities Exchange (‘CSE’).

The Transaction has seen AHI acquire wellteq’s complementary software assets in the health and wellness space, which are intended to be integrated with AHI’s software assets. AHI also consider wellteq’s target market to be consistent with its current focus.

On November 24, 2022, a special meeting of wellteq shareholders voted 100% of the votes cast to approve the Arrangement. Following this over whelming vote of wellteq shareholders, on November 30, 2022, the Supreme Court of British Columbia, Canada, approved the Transaction.

The wellteq Arrangement was completed on December 6, 2022, which saw the issue of 17,804,587 ordinary shares in the Company on December 6, 2022, in favour of the wellteq shareholders as consideration shares valued at A$1,673,631. At November 30, 2022, wellteq had an (unaudited) net liability position of A$741,061, suggesting provisional intangible assets acquired of A$2,414,692. Given the proximity of transaction completion to the date of this restated financial report, the initial accounting for the business combination, including the determination of the fair value of any identifiable intangible assets acquired, is incomplete.

Activate Health OÜ Master Services Agreement

On August 29, 2022, the Company entered into a Master Services Agreement (“Activate MSA”) with digital health provider Activate Health OÜ (“Activate”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Activate the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Activate digital therapeutics (DTx) platform.

The Activate MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the agreement with Activate.

The initial term of the Activate MSA is for two years from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the Activate MSA.

The pricing mechanism in the Activate MSA is based on either single scans or bulk purchase of scans. Under the terms of the Activate MSA, Activate will purchase a block of 4,000 FaceScans and a block of 4,000 BodyScans for EUR€22,960, to be paid in two scheduled payments between now and the end of 2022. The first payment was received on September 16, 2022.

Vertica Health Master Services Agreement

On April 7, 2022 the Company entered into a Master Services Agreement (“Vertica MSA”) with South Africa based digital health platform VERTICA HEALTH Pty Ltd (“Vertica”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Vertica the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Vertica application/platform.

The Vertica MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the Vertica MSA.

The initial term of the Vertica MSA is for one year from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the Vertica MSA.

The financial impact of the Vertica MSA on AHI cannot be currently quantified and there are no minimum order requirements contained in the agreement.

CustIncCo Pte Ltd Master Services Agreement

On April 4, 2022, the Company entered into a Master Services Agreement (“CustIntCo MSA”) with Singapore based digital health and financial intelligence platform CustIntCo Pte Ltd. (“CustIntCo”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant BizBaz (a wholly owned subsidiary of CustIntCo), the right to use AHI’s licensed Software Development Kits (SDKs) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the BizBaz application/platform.

The CustIntCo MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the CustIntCo MSA.

The initial term of the CustIntCo MSA is for one year from commencement and will automatically extend for subsequent consecutive periods each of equivalent length to the initial term. Early termination procedures are included for either party to the CustIntCo MSA.

The financial impact of the CustIntCo MSA on AHI cannot be currently quantified and there are no minimum order requirements contained in the agreement.

Nextmedicall S.A.C Master Services Agreement

On March 24, 2022 the Company entered into a Master Services Agreement (“Nextmedicall MSA”) with digital health and medical group NEXTMEDICALL S.A.C (“Nextmedicall”).

The Nextmedicall MSA entails the legal and contractual terms in which AHI agrees to grant Nextmedicall the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the Nextmedicall application/platform.

The Nextmedicall MSA incorporates the following information and guidelines, Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

Nextmedicall is currently integrating the AHI MultiScan SDK (software development kit) into the Nextmedicall application and platform. The initial integration will allow access to the FaceScan followed by the proprietary BodyScan, empowering its users with an ability to track and ascertain dimensional base risk assessment and vitals sign.

Cubert Definitive Agreement

On December 1, 2021, the Company executed all definitive agreements with Toronto based Digital Health provider Cubert Inc (“Cubert”) that has developed FitTrack My Health (“FitTrack”), a preventative health screening app.

The new integrated functionality will be called FitScan and will enable its users to privately check, track, accurately assess overall wellness, and predict potential health risks -- all from their smartphone. FitTrack users will be able to combine their FitScan results with FitTrack’s easy to use Health Scores, enhancing FitTrack’s continued evolution to a complete holistic health solution for consumers across both software and hardware.

FitScan’s technology will encompass two core elements, integral to understanding an individual’s health.

FitScan’s FaceScan is a non-intrusive and easy-to-use scan for measuring key health metrics, including heart rate, blood pressure, respiratory rate, and risks associated with cardiovascular disease, heart attacks and strokes.

FitScan’s BodyScan Assessment will combine innovative technology and state of the art image processing techniques that returns over ten unique insights such as body circumference, body composition, and risk indicators for obesity and type-2 diabetes.

By delivering a comprehensive and complete overview of personal health and wellbeing, FitScan provides an innovative approach to remote health monitoring and preventative care. Results from scans can be securely exported to a physician or doctor instantly through a personal device, empowering FitTrack’s customers to take control of their personal health journey starting at home.

Bearn Agreement

On April 5, 2020, the Company entered into an agreement (the “Bearn Agreement”) with Bearn LLC (“Bearn”) whereby we granted Bearn a license to our proprietary SDK and access to our BodyScan Platform, with Bearn to integrate our Platform into its own app. The initial term of the Bearn Agreement was 12 months, and it will auto renew for a further 12 months unless either party provides at least 90 days written notice to the other party prior to the expiry of the current term.

On 9 February 2022, the Bearn Agreement was updated to include the integration of FaceScan into the Bearn Platform. This agreement includes fees consisting of Per Scan Fees for BodyScan (number of body scans captured multiplied by US$2.00), and subscription pricing for FaceScan and BodyScan, Data Storage Fees, Support Fees, Incident Support Fees, Measurement Support Fees and Additional Fees (each as defined in the Bearn Agreement). The Company has begun to generate revenue from the Bearn Agreement.

On January 22, 2021 we entered into a subsequent agreement with Bearn, in which we provided a funding arrangement of US$500,000 to assist Bearn in the expansion and marketing of the Bearn Platform. Under the subsequent agreement, Bearn had undertaken to repay the funds within 12 months and also to deliver AHI 1,000,000 active monthly Users. The funding is secured by the majority holding of Bearn and its technology.

AHI has granted Bearn an extension of the loan note until June 30, 2023. All rights and terms under the agreement have remained in place and in effect.

On May 18, 2022 the company announced, Bearn has made significant progress with the integration of the AHI technology and partners wishing to use the combined platform.

Biomorphik Agreement

On September 15, 2020, the Company entered into an agreement with Biomorphik PTY Ltd. (“Biomorphik”) whereby we granted a license to our proprietary SDK, and access to our cloud-based anthropometric measurement Platform, to Biomorphik. The initial term of the Biomorphik Agreement is 24 months, and it will auto renew for a further 24 months unless either party provides at least 90 days written notice to the other party prior to the expiry of the current term. This agreement includes fees consisting of the User Fees, Monitoring Fees, Data Storage Fees, Support Fees and Additional Fees (each as defined in the Biomorphik Agreement). The Company has begun to generate revenue from this Contract.

Jayex Healthcare Ltd. Term Sheet

On September 28, 2020, the Company entered into a binding Term Sheet with NuraLogix and Jayex Healthcare Ltd. (“Jayex”), an Australian technology and services company aimed at bringing choice, convenience and efficiency to healthcare professionals, patients and consumers (the “Jayex Terms Sheet”).  Under the Jayex Terms Sheet, the parties agreed to collaborate and work together to design, develop and integrate the CompleteScan Platform into Jayex’s existing platform. As stated on the Jayex website, the company currently has over 50,000,000 patient interactions a year across 6,500 healthcare organizations and providers. The Company has not yet begun to generate revenue from this arrangement and no definitive agreement with Jayex has been finalized as of the date of filing.

Nexus Vita Term Sheet

On September 28, 2020, we entered into a binding term sheet with NuraLogix Corporation and Nexus Vita Pte Ltd. (“Nexus-Vita”), a centralized intervention, medical and health data center in Singapore. Following the completion of product integration, Nexus-Vita agreed to promote the CompleteHealth Platform to existing and new platform partners and has guaranteed a minimum user number of 100,000 active Users per month within the first 12 months from commercial launch. Nexus-Vita will pay us US$2.99 per user per month. No definitive agreement with Nexus-Vita has been finalized as of the date of this filing.

On June 21, 2021, the Company entered into an Application Integration Agreement with Nexus-Vita whereby the Company and Nexus-Vita have agreed to collaborate and work together to design, develop and integrate the Company’s platform into the existing Nexus-Vita platform. Nexus-Vita has agreed to pay the Company a fixed amount of US$500,000 for the completion of the integration to be performed by the Company’s development team. AHI has received an initial payment of US$100,000 with the balance to be paid on completion of integration. The Company and Nexus-Vita have agreed to enter into a definitive agreement prior to Nexus-Vita’s application being integrated with the Company’s platform. No additional revenue is expected until the completion of the integration.

The Original Fit Factory (TV.Fit) Agreement

On April 21, 2021, AHI concluded all definitive agreements (“Agreement”) with The Original Fit Factory (“TOFF”) which has developed the world-leading TRUCONNECT and TV.FIT fitness and wellbeing platforms available through iOS and Android app stores across 71 countries. TOFF have both B2C and B2B solutions. Our BodyScan technology will be integrated into TOFF’s B2C and B2B offerings. The initial term of this Agreement is 24 months, and it will auto renew for a further 24 months unless either party provides at least 90 days written notice to the other party prior to the expiry of the current term. The Agreement includes; commercial terms, SDK End User License Agreement, Data Processing Agreement and Support Agreement. The application launched on May 8, 2021 and has begun to generate revenue.

MVMNT Agreement

On October 20, 2020, the Company signed a Definitive Agreement with MVMNT Inc. (“MVMNT”). Under the agreement, our technology will be integrated into MVMNT’s core mobile technology platform, our solution will be made available to all subscribers within MVMNT’s branded digital training experiences commencing with these initial fitness-centric platforms including but not limited to: McGregor F.A.S.T. and Fitocracy. The initial term of the MVMNT Agreement is 24 months, beginning on October 8, 2020 and it will auto renew for a further 12 months unless either party provides at least 90 days written notice to the other party prior to the expiry of the current term. The Company has not yet begun to generate revenue from this contract.

MVMNT - McGregor F.A.S.T

Conor McGregor’s proprietary fitness system (www.McGregorFast.com) is looking to bring its unison revolutionary training and nutrition techniques to McGregor fans and fitness enthusiasts across the world via his new app. McGregor sees this activity as a natural extension to his business empire, given his mission to distribute his coaching on mixed martial arts training, nutrition and fight preparation to a global audience.

MVMNT will integrate our technology into the McGregor FAST app, which will then be promoted to McGregor’s social media base (currently 45 million followers in aggregate) and the broader UFC community of fans, who will be able to track changes in their body using our technology as they follow McGregor’s training plans. Our offering will be integrated into the app’s subscription service.

In addition, MVMNT represents several other globally recognized sporting personalities with a combined social media presence of over 30 million (over 75 million with the inclusion of McGregor) which will be exposed to the MVMNT / AHI integrated offering.

MVMNT - Fitocracy

Now owned by MVMNT, Fitocracy was founded in 2011 and is considered a pioneer of mobile/digital fitness. The platform has partnered with some of the top performance and fitness brands and experts over the years, including Arnold Schwarzenegger and Red Bull, and continues to be one of the top mobile apps at the forefront of improving consumer health and fitness. We will collaborate with Fitocracy to offer our revolutionary BodyScan tracking application to the Fitocracy community.

Triage Investment Agreement

On December 3, 2020, AHI reached an agreement to make a strategic technology investment of US$6 million in Triage Technologies Inc. (“Triage”) over a 14-month period, subject to shareholder approval, (US$3 million in cash and US$3 million in our Ordinary Shares), as part of a strategic plan to expand our service offering.

Body Composition Technologies Pte Ltd

Body Composition Technologies Pte Ltd (“BCT”), is a majority owned joint venture between AHI and Gold Quay Capital formed in 2017. Under the terms of the agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors. AHI is the majority shareholder of BCT with 50% (up to54% upon conversion of convertible debt) ownership of the capital stock. Gold Quay Capital paid AHI A$2,000,000 for the distribution rights and licensing of the AHI technology. BCT has spent A$6,000,000 to date on developing the business segment and research and development required/used to expand the technology into the segment.

e-Mersion Media Pty Ltd binding term sheet

On May 11, 2021, the company entered into a binding Terms Sheet with e-Mersion Media (UK) Limited, a subsidiary of Melbourne based, e-Mersion Media Pty Ltd (“e-Mersion”), that will see e-Mersion’s interactive platform deliver the AHI technology via their in-publication portal. The intention is to offer the AHI technology for health and health related scan along with apparel sizing directly embedded into the e-Mersion partners digital magazines.

e-Mersion will design relevant media within the partner publications, that will be a reader specific call to action pertaining to the publications target audience. An example of this would be a heart rate check with an adrenaline sport publication, such as motor racing or a clothing retailers advertisement having the BodyScan measurement capabilities available via the retailers catalogue directly on the device on which the consumer is seeing the clothing item.

e-Mersion Media has developed a high-end digital magazine publication platform that works seamlessly with traditional magazine owners and advertisers. The e-Mersion Platform is a ground-breaking digitization magazine solution providing full contextual content and advertising opportunities complete with end-to-end real-time interaction and engagement. The platform is dynamic and allows magazine publishers and advertisers to access real-time insights to drive future business and editorial decisions like never before. All while delivering interactive real-time user opportunities.

Users are exposed to editorial content within the magazine’s ecosystem that is enhanced with video, sight touch and sound. Advertisers are able to use these same features to enhance their advertisements and utilize existing cross-media assets they would otherwise not be able to within a traditional print magazine environment. The end experience is a truly immersive and interactive experience that promotes engagement and real-time feedback for the reader, publisher, and advertiser.

Inter-PSY B.V Agreement

On February 7, 2022, the Company entered into a Master Services Agreement with INTER-PSY B.V (“Inter-Psy MSA”). Inter-Psy B.V (“Inter-Psy”) is a Netherlands-based mental health and preventative care company that has developed HEALTHiCHECK, a preventative health screening app for the Dutch and European markets.

The Inter-Psy MSA entails the legal and contractual terms in which AHI agrees to grant Inter-Psy the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the Inter-Psy application/platform. The initial term of this Agreement is 12 months, and it will auto renew for a further 12 months unless either party provides at least 30 days written notice to the other party prior to the expiry of the current term.

The Inter-Psy MSA incorporates the following information and guidelines: commercial undertakings, software development kit, end-user license, technology support, data processing agreement, fee schedule and professional services, including implementation support and training services, which are to be provided by AHI within the Inter-Psy MSA.

Inter-Psy is currently integrating the AHI MultiScan SDK (software development kit) into the Inter-Psy application and platform.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without notification to or approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$266 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$266 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,154 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$266 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$252 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADSs.

E.	Taxation

The following is a discussion of Australian and U.S. tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organisations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits.  Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Unfranked dividends paid to a non-resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.  In accordance with the provisions of the Double Taxation Convention between Australia and the United States., the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company.  The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded.  Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and

●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after May 8, 2013.

Foreign residents will still have access to a discount on discount capital gains accrued prior to May 8, 2013 provided they choose to obtain a market valuation for their assets as of that date.

Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders.  These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals.  Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the ASX is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realised upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organisations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction, and persons required to accelerate the recognition of any item of income with respect to the ADSs as a result of such income being recognized on an applicable financial statement.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of U.S. federal estate and gift tax, state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ADSs.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of the discussion below, it is assumed that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them. Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs. Any amount in excess of your tax basis will be treated as gain from the sale of ADSs. See “Disposition of ADSs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss.

Subject to complex limitations, any Australian withholding tax imposed on our dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set forth in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 percent. Distributions taxable as dividends generally qualify for the 20 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the ADSs are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. Furthermore, the reduced rate does not apply to dividends received from PFICs. The amount of foreign tax credit is limited in the case of foreign qualified dividend income. U.S. Holders of ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or disposition of ADSs, the amount realized will be based on the U.S. dollar value of the Australian dollars received with respect to the ADSs as determined on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts them into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Australian dollars received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of such ADSs.

Passive Foreign Investment Companies

We are likely a PFIC for U.S. federal income tax purposes for some U.S. Holders of our ADSs and a controlled foreign corporation (CFC) to other U.S Holders of our ADSs. Our treatment as a PFIC could result in a reduction in the after-tax return to those U.S. Holders of our ADSs and may affect the value of the securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2022 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

If we are a PFIC with respect to you, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADSs, as described below:

●	you will be required to allocate “excess distributions” or gain recognised upon the disposition of ADRs ratably over your holding period for the ADSs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADS exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADSs).

●	the amount allocated to each year during which we are considered a PFIC, other than the year of the distribution or disposition, will be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

●	you will be required to file an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC.

Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

●	a shareholder of a PFIC that is a shareholder of another PFIC, or

●	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would be recognised and subject to tax under the rules described above and any loss would not be recognised. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognised on the sale. Solely for purposes of the PFIC rules, a U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if you elect to “mark-to-market” your ADSs, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognised and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, are treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which will include dividends on and capital gains from the sale or other taxable disposition of ADSs, subject to certain limitations and exceptions.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 24%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS, which is generally an annual income tax return.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.alteritytherapeutics.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Quantitative and Qualitative Disclosure about Market Risk”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, or BNYM, pursuant to the Deposit Agreement, which was filed as Exhibit 4.1 to our Form 6-K filed with the SEC on November 23, 2021, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay the following fees and charges to BNYM in connection with ownership of the ADS:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Fees and Payments Made by the Depositary to the Company

Payments made by the Depositary amounted to A$27,874 for the year ended June 30, 2022.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

A. Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 139-15(e) under the Exchange Act) as of June 30, 2022. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2022, there was a material weakness in our internal controls over financial reporting, as evidenced by our failure to meet our reporting deadlines for the year ended June 30, 2022. This failure stemmed from our Finance Department being significantly under resourced to handle the increased work load. Since the identification of this material weakness, we have significantly increased the personnel resources available to the Finance Department to handle the increased work load since the dual listing on NASDAQ.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D. Changes in Internal Control over Financial Reporting

There has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Dato Low, an independent director, meets the definition of an Audit and Risk committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Low’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B. Code Of Ethics

Our Board has adopted a code of business conduct which we have amended in order to be current and comply with the standards expected of NASDAQ listed companies prior to this Registration Statement becoming effective. The amended code of conduct codifies the business and ethical principles that govern all aspects of our business. We have filed a copy of our Code of Ethics as an exhibit to this annual report. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

ITEM 16C. Principal Accountant Fees And Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by PKF Brisbane Audit (current Auditor since June 2022) and PKF Perth (former Auditor, resigned June 2022).

Total remuneration paid or payable to auditors during the financial year:

	2022	2021
	A$	A$
Audit and review of the Company’s financial statements
- PKF Perth	159,900	47,450
- PKF Brisbane Audit	95,000	12,500
Taxation services - PKF Perth	13,300	12,551
Other services – PKF Perth	3,500	12,179
Total	271,700	84,680

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

Pre-Approval Policies and Procedures

Our Audit and Risk Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre-approved by our Audit and Risk Committee.

ITEM 16D. Exemptions From The Listing STANDARDS For Audit CommitteeS

Not applicable.

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2022.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country (Australian) corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have submitted a notice to NASDAQ informing them of that we elect to follow home country practice instead of the following NASDAQ rules:

●	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as comply Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.

●	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference. This 2020 Annual Report is a reissued report to the original 2022 Annual Report, which was released to the Australian Securities Exchange (‘ASX’) on October 13, 2022. Subsequent to the lodgement of our original 2022 Annual Report, we engaged an accredited Canadian Valuer to prepare a valuation of our investment in Triage Technologies Inc. (‘Triage’) at June 30, 2022. The valuer’s Valuation Report provided us with an implied fair value of our investment in Triage at June 30, 2022 of A$2,565,082 after provision for impairment. As the implied fair value of our investment in Triage is of a material amount, our Directors have decided to bring this amount to account at June 30, 2022, resulting in a material revision to our 2022 Annual Report, which was reissued to the ASX on December 14, 2022.

ITEM 19. EXHIBITS

Index to Exhibits.

Exhibit Number	Description

1.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

2.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

3.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.2	Form of Representative Warrant (Incorporated by reference to Exhibit 4.2 of Form F-1 filed with the Securities and Exchange Commission on November 10, 2021)

4.3	Form of Investor Warrant (Incorporated by reference to Exhibit 4.2 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.4	Employment Agreement, dated November 30, 2018, by and between MyFiziq Limited and Terrence Stupple (Incorporated by reference to Exhibit 10.6 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.5	Marketing and Funding Agreement by and between Tinjoy Biotech Limited and Advanced Human Imaging Limited, dated April 24, 2021 (Incorporated by reference to Exhibit 10.8 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.6	Binding Heads of Agreement by and between Advanced Human Imaging Limited. and Physimax Technologies Limited, dated April 27, 2021 (Incorporated by reference to Exhibit 10.9 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.7	Marketing and Funding Agreement by and between Tinjoy Biotech Limited and Advanced Human Imaging Limited, dated April 24, 2021 (Incorporated by reference to Exhibit 10.8 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.8	MyFiziq Limited Incentive Performance Rights Plan (Incorporated by reference to Exhibit 10.10 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.9	MyFiziq Limited Incentive Options Plan (Incorporated by reference to Exhibit 10.11 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.10	Technology License Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, April 1, 2021 (Incorporated by reference to Exhibit 10.12 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.11	Letter of Variation –Term Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, January 29, 2021 (Incorporated by reference to Exhibit 10.13 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.12	Binding Terms Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, November 27, 2020 (Incorporated by reference to Exhibit 10.14 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.13	Amended and Restated Shareholder Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.15 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.14	Subscription Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.16 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.15	Data Processing Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, September 22, 2020 (Incorporated by reference to Exhibit 10.20 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.16	Software Reseller Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, August 21, 2020 (Incorporated by reference to Exhibit 10.19 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.17	Letter of Variation, dated December 10, 2019, between MyFiziq Limited and Prosser Enterprises Ltd. (Incorporated by reference to Exhibit 10.21 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.18	Data Processing Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, September 22, 2020 (Incorporated by reference to Exhibit 10.20 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.19	Commercial Contract, dated January 1, 2019, between MyFiziq Limited and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.22 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.20	IP License Agreement, dated September 22, 2017, between MyFiziq Ltd. and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.23 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.21	Binding Term Sheet by and between Advanced Human Imaging Limited. and Nexus Vita, dated June 21, 2021. (Incorporated by reference to Exhibit 10.24 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.22	Binding Term Sheet by and between the Advanced Human Imaging Limited and Inter -Psy, dated May 31, 2021 (Incorporated by reference to Exhibit 10.26 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.23	Promissory Note of Bearn LLC issued in favor of the Company, dated January 2021 (Incorporated by reference to Exhibit 10.28 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.24	Binding Term Sheet by and between the Advanced Human Imaging Limited. and Cubert Inc, dated June 10, 2021. (Incorporated by reference to Exhibit 10.27 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.25	Pledge Agreement by and between AARON DREW, an individual, (the “Pledgor”), and the Company dated January 2021 (Incorporated by reference to Exhibit 10.29 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.26	Promissory Note of Bearn LLC issued in favor of the Company, dated January 2021 (Incorporated by reference to Exhibit 10.28 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.27	Security Agreement by and between by Bearn LLC and the Company dated January 2021 (Incorporated by reference to Exhibit 10.30 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.28	Binding term sheet by and between the Company and e-Mersion Media (UK) Limited, a subsidiary of Melbourne based, e-Mersion Media Pty Ltd (e-Mersion) dated May 11, 2021 (Incorporated by reference to Exhibit 10.31 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.29*	Employment Agreement by and between Scott Montgomery and Advanced Health Intelligence Ltd dated December 1, 2022

4.30*	Terms of Engagement by and between Advanced Management Services Pty Ltd and Advanced Human Imaging Ltd dated March 15, 2022

4.30a	Terms of Engagement by and between Advanced Human Imaging Ltd and Advanced Management Services Australia Pty Ltd dated March 16, 2022

4.31*	Employment Ageement by and between Vlado Bosanac and Advanced Human Imaging Ltd dated September 14, 2022

4.32*	Employment Agreement by and between Nadine Amesz and Advanced Human Imaging Ltd dated June 15, 2021

4.33*	Master Services Agreement by and between Activate Health and Advanced Human Imaging Ltd dated August 24, 2022

4.34*	Master Services Agreement by and between Cubert and Advanced Human Imaging Ltd dated November 27, 2021

4.35*	Master Services Agreement by and between Bearn Inc and Advanced Human Imaging Ltd dated February 9, 2022

4.36*	Master Services Agreement by and between NextMedicall and Advanced Human Imaging Ltd dated March 19, 2022

4.37*	Master Services Agreement by and between Inter-Psy BV and Advanced Human Imaging Ltd dated February 7, 2022

4.38*	Master Services Agreement by and between Vertica Health and Advanced Human Imaging Ltd dated April 8, 2022

4.39*	Master Services Agreement by and between CUSTINTCO Pte Ltd and Advanced Human Imaging Ltd dated April 4, 2022

4.40*	3rd Supplemental Agreement 12 months renewal by and between Willis Towers Watson Health and Benefits (SG) PTE LTD. and wellteq Pte Ltd dated November 1, 2022

4.41*	Letter of Engagement by and between UFIT and wellteq Pte Ltd dated January 21, 2021

4.42*	Letter of Variation by and between BUPA Wellness Pty Ltd and wellteQ Australia Pty Ltd dated September 25, 2018

4.43*	Master Services Agreement by and between nib health funds limited and Wellteq Australia Pty Ltd dated September 29, 2021

4.44*	Statement of Work by and between nib and wellteq dated September 29, 2022

4.45*	Supplemental Agreement by and between Willis Towers Watson Health and Benefits (SG) Pte Ltd and Wellteq Pte Ltd dated February 21, 2022

4.46*	SaaS Agreement by and between Bupa Wellness Pty Ltd and WellteQ Australia Pty Ltd dated September 25, 2018

4.47*	Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated March 1, 2021

4.48*	Amendment 1 to Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated January 1, 2022

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.2*	Auditor’s independence declaration.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED HEALTH INTELLIGENCE LTD

Date: February 3, 2023	By:	/s/ Nicholas Prosser
		Name:	Nicholas Prosser
		Title:	Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd) (the “Consolidated Entity”) as of 30 June 2022, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended 30 June 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on the Consolidated Entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Consolidated Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Consolidated Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Consolidated Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Consolidated Entity will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Consolidated Entity’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Estimation Uncertainty in the Preparation of the Financial Statements

We draw attention to Note 31 Fair value measurement in the financial statements, which describes significant estimation uncertainty in the preparation of the financial statements, specifically as it relates to the forecasts used in determining the fair value of the Consolidated Entity’s investment in Triage Technologies Inc.

As described in Note 31, the underlying forecasts and assumptions are subject to uncertainties which are often outside the control of the Consolidated Entity. Actual outcomes may be different from those forecast since anticipated events frequently do not occur as expected, and the effect of those differences may significantly impact the resulting accounting estimates. Our opinion on the financial statements is not modified in respect of this matter

PKF BRISBANE AUDIT

PCAOB ID No. 6622

Brisbane, Australia

3 February 2023

We have served as the Consolidated Entity’s auditor since July 2022.

Financial Report – Reissued

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2022

	Note	Restated Year Ended 30 June 2022	Year Ended 30 June 2021
		A$	A$
Revenue
Primary revenue
Software development kits – per user		13,721	13,931
Software development kits – per scan		803	597

Secondary revenue
Integration and development income		182,685	46,330
Pilot income		-	32,492

Other revenue	3	245,969	1,108,987
Total revenue		443,178	1,202,337

Expenses
Employee expenses	3	(11,762,310)	(9,886,211)
Sales and marketing		(2,106,498)	(1,447,083)
General administration	3	(6,008,007)	(1,693,221)
Impairment of assets	3,26	(1,524,752)	(2,812,687)
Operating loss		(21,401,567)	(14,636,865)

Finance income		155,255	42,129
Financing costs		(163,822)	(250,668)
Net finance costs		(8,567)	(208,539)

Loss before income tax		(20,966,956)	(14,845,404)
Income tax benefit	4	890,113	784,412
Net loss for the year after tax attributable to members		(20,076,843)	(14,060,992)
Other comprehensive income		-	-

Total comprehensive loss for the year attributable to members		(20,076,843)	(14,060,992)

Loss per share		Cents	Cents
Basic and diluted loss per share	5	(13.08)	(11.20)

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Profit or Loss and Other Comprehensive Income

Financial Report – Reissued

Consolidated Statement of Financial Position

As at 30 June 2022

	Note	Restated 30 June 2022	30 June 2021
		A$	A$
Current assets
Cash and cash equivalents	7	6,011,368	2,172,499
Trade and other receivables	8	51,176	243,300
Prepayments	9	895,813	905,355
Loan receivable – other	27	-	682,421
Total current assets		6,958,357	4,003,575

Non-current assets
Other financial assets	10	37,500	37,500
Right-of-use asset	11	35,199	105,594
Property, plant and equipment	12	94,767	58,615
Loans receivable - related entities	24	-	-
Investments	26	2,565,082	-
Intangible asset	13	972,732	1,215,915
Total non-current assets		3,705,280	1,417,624

Total assets		10,663,637	5,421,199

Current liabilities
Trade and other payables	14	500,769	555,057
Employee leave liabilities	15	383,236	438,991
Deferred income		-	132,800
Interest bearing borrowings	16	1,110,171	2,178,142
Lease liabilities	17	51,213	86,913
Total current liabilities		2,045,389	3,391,903

Non-current liabilities
Employee leave liabilities	15	62,861	-
Lease liabilities	17	-	51,212
Total non-current liabilities		62,861	51,212

Total liabilities		2,108,250	3,443,115

Net Assets		8,555,387	1,978,084

Equity
Issued capital	18	61,822,859	39,213,794
Reserves	18	9,338,100	5,293,019
Accumulated losses		(62,605,572)	(42,528,729)

Total Equity		8,555,387	1,978,084

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Financial Position.

Financial Report – Reissued

Consolidated Statement of Changes in Equity

For the year ended 30 June 2022

	Issued Capital	Accumulated losses	Equity compensation reserve	Total
	A$	A$	A$	A$

At 1 July 2020	24,355,213	(28,469,536)	4,576,829	462,506

Net loss for the year	-	(14,060,992)	-	(14,060,992)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	(14,060,992)	-	(14,060,992)

Capital raising	5,000,000	-	-	5,000,000
Costs of capital raising	(1,085,468)	-	-	(1,085,468)
Options and rights exercised	6,006,549	-	(2,709,020)	3,297,529
Options expired		1,799	(1,799)	-
Option exercise proceeds	-	-	335,000	335,000
Share-based payments
Service providers	1,017,500	-	781,012	1,798,512
Directors	3,920,000	-	1,915,485	5,835,485
Employees	-	-	395,512	395,512
At 30 June 2021	39,213,794	(42,528,729)	5,293,019	1,978,084

	Issued capital	Accumulated losses	Equity compensation reserve	Total
	A$	A$	A$	A$

At 1 July 2021	39,213,794	(42,528,729)	5,293,019	1,978,084

Restated net loss for the year	-	(20,076,843)	-	(20,076,843)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	(20,076,843)	-	(20,076,843)

Performance rights exercised	1,996,500	-	(1,996,500)	-
Options exercised	1,665,907	-	(491,002)	1,174,905
Ordinary shares – NASDAQ	16,706,783	-	-	16,706,783
Costs of capital raising – NASDAQ	(2,856,327)	-	-	(2,856,327)
Repayment of notes	3,125,964	-	-	3,125,964
Share-based payments
Service providers	1,050,238	-	-	1,050,238
Employees / Directors	920,000	-	6,532,583	7,452,583
Restated at 30 June 2022	61,822,859	(62,605,572)	9,338,100	8,555,387

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Changes in Equity.

Consolidated Statement of Cash Flows

For the year ended 30 June 2022

	Note	30 June 2022	30 June 2021
		A$	A$

Cash flows from operating activities
Receipts from customers		266,212	1,385,959
Research & Development tax incentive grant		890,113	946,412
Interest received		98	7,248
Interest and other costs of finance paid		(163,822)	-
Payments to suppliers and employees		(10,851,400)	(6,441,705)
Net cash flows used in operating activities	7	(9,858,799)	(4,102,086)

Cash flows from investing activities
Payments for property, plant and equipment		(86,269)	(23,453)
Payments for application development costs		-	(78,279)
Loans (to) / from related party		(171,500)	68,500
Loans to other entities		-	(647,954)
Payments for investments		(3,126,950)	(2,760,945)
Net cash flows used in investing activities		(3,384,719)	(3,442,131)

Cash flows from financing activities
Proceeds from borrowings		1,077,069	1,821,810
Repayment of borrowings		-	(865,000)
Repayment of lease liabilities	17	(86,912)	(103,105)
Proceeds from the issue of shares		18,233,320	8,632,535
Payments for share issue costs		(2,141,090)	(396,975)
Net cash flows from financing activities		17,082,387	9,089,265

Net increase in cash assets		3,838,869	1,545,048

Cash at the beginning of the financial year		2,172,499	627,304

Cash at the end of the financial year		6,011,368	2,172,352
Unrealised foreign currency losses		-	147
Cash at bank	7	6,011,368	2,172,499

The Notes to the Consolidated Financial Statements form part of this Consolidated Statement of Cash Flows.

Notes to the Consolidated Financial Statements

For the financial year ended 30 June 2022

Note 1	Summary of Significant Accounting Policies

Advanced Human Imaging Ltd (the “Company”, “the parent entity” or “AHI”) is a listed public company on both the ASX and NASDAQ and is domiciled in Australia. The consolidated financial report - reissued of the Company for the financial year ended 30 June 2022 comprises the Company and its subsidiaries, together referred to as the consolidated entity.

Financial report – reissued

This report is a reissued report to the Company’s 2022 Annual Report, which was dated 12 October 2022 and lodged pre-opening with the ASX on 13 October 2022. Subsequent to the lodgement of the 2022 Annual Report, the Company engaged an accredited Canadian Valuer to prepare a valuation of the Company’s investment in Triage Technologies Inc. (“Triage”) at 30 June 2022. The Valuer’s Valuation Report provided the Company with an implied fair value of its investment in Triage at 30 June 2022 of AUD$2,565,082 after provision for impairment. As the implied fair value of the Company’s Investment in Triage is of a material amount, the Directors of the Company have decided to bring this amount to account at 30 June 2022, resulting in a material revision to the Company’s 2022 Annual Report. The effects of this revision was the following:

●	Investments increased by A$2,565,082;

●	Impairment decreased by A$2,565,082;

●	The loss decreased by A$2,565,082; and

●	Net assets increased by A$2,565,082.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report - reissued. The accounting policies have been consistently applied, unless otherwise stated.

(a)	Basis of preparation of financial report

The reissued financial report “financial report - reissued” is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and Australian Accounting Standards and Interpretations. The consolidated financial statements are presented in Australian dollars and have been prepared on a historical cost basis, except for available for sale investments and derivative financial instruments which have been measured at fair value. Cost is based on the fair values of consideration given in exchange for assets. For the purpose of preparation of the consolidated financial statements the consolidated entity is a for-profit entity.

The accounting policies below have been consistently applied to all the periods presented unless otherwise stated.

The financial report - reissued of the consolidated entity was authorised for issue in accordance with a resolution of Directors on 3 February 2023.

Going Concern

These consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

For the year ended 30 June 2022, the consolidated entity incurred an operating loss of A$20,076,843 which included significant non-cash items, such as a provision for impairment as well as share-based payments, of approximately A$9,956,973. In addition to the non-cash items, the consolidated entity also incurred NASDAQ IPO related costs, including insurance costs of A$2,927,030. The adjusted non-IFRS operating loss, after making an adjustment for the non-cash items and new NASDAQ IPO and insurance costs referred to above, is A$7,192,840. Notwithstanding the fact the consolidated entity incurred an operating loss, and has a net cash outflow from operating activities amounting to A$9,858,799, the Directors are of the opinion that the consolidated entity is a going concern for the following reasons:

●	Following the Company’s successful dual listing on the NASDAQ securities exchange in the United States of America, the Company has gained access to larger capital markets, which has enhanced its ability to raise capital, as was evidenced by the $16.1 million before costs the Company raised from its IPO on NASDAQ.

Note 1	Summary of Significant Accounting Policies (continued)

(a)	Basis of preparation of financial report (continued)

Going concern (continued)

●	The consolidated entity has executed numerous agreements with channel partners across its business verticals and as such, is transitioning to a “growth” phase and is in the process of expanding its operations with the acquisition of South Africa based Vertica Health and potential acquisition of Canadian listed wellteq Digital Health, subject to wellteq shareholder and other regulatory approvals.

●	It is expected that 7 of the current partners will launch with the AHI technology within their apps, throughout the current financial year, unless there are any unforeseen delays. This is anticipated to generate revenue and take the Company past breakeven point at current expense levels.

●	In October 2020, the Company signed an agreement with Singapore based Nexus-Vita. The Nexus-Vita platform required substantial development, to meet security and personal data needs, which was completed in August 2022. AHI has also now completed the integration of the AHI scan technologies and signed off on all quality assurances. The application now requires Nexus-Vita to sign off and prepare for its market launch. Under the terms of the agreement, Nexus-Vita will pay AHI a minimum guaranteed revenue of US$3,588,000 in the first year from launch. In addition, the parties signed an integration agreement which will generate additional revenue for AHI in the amount of US$500,000 upon completion (refer to ASX announcement dated 22 June 2021). In total, the consolidated entity expects to generate revenue from Nexus-Vita in the amount of US$4.1 million (A$6.4 million) in the first twelve (12) months from launch. Prior to the launch Nexus-Vita will be required to execute the AHI Master Services Agreement, which is currently with Nexus-Vita for review and execution.

●	In February 2021, the consolidated entity signed an agreement with Tinjoy. In September 2021, Tinjoy launched the Health Cube with the AHI technology embedded. With the preregistration launch only offered an annual subscription of 310 Chinese Yuan (A$64.86) and generated a total initial preregistration number of 144,391, which is subject to a 70:30 revenue share where AHI would receive 70%. Due to the ongoing Zero COVID restrictions in China, Tinjoy has been unable to progress the marketing and subscription revenue uptake.

●	The company has signed several new partnerships over the financial year with, NextMedicall, Inter-Psy BV, BizBaz (CustintCo), FitTrack (Cubert), Activate Health, and Vertica Health (which has now been acquired by AHI).

●	With the recent acquisition of Vertica Health, AHI has expanded its ability to deliver a non-invasive, highly accurate and privacy-sensitive healthcare and biometric solutions that generate results to the user within seconds. This further enables a User to check, track, and accurately assess their body dimensions and chronic disease risk markers privately using only a smartphone. AHI is currently in negotiations with 3 large insurers for the integration and commercialisation of the new combined capabilities.

The consolidated entity’s ability to continue as a going concern and meet future working capital requirements is dependent on the above points being realised. Should the consolidated entity not be successful in generating the required cash flows, there is a material uncertainty that may cast significant doubt on the consolidated entity’s ability to continue as a going concern.

Statement of Compliance

The financial report - reissued complies with Australian Accounting Standards, which include Australian Equivalents to International Financial Reporting Standards (“AIFRS”), in their entirety. Compliance with AIFRS ensures that the financial report – reissued also complies with International Financial Reporting Standards (“IFRS”) in their entirety.

Note 1	Summary of Significant Accounting Policies (continued)

(a)	Basis of preparation of financial report (continued)

Statement of Compliance (continued)

Material accounting policies adopted in the presentation of these consolidated financial statements are presented below.

New or amended accounting standards and interpretations adopted in the current year

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2022. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

(b)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

●	when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

●	when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●	when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance date.

Note 1	Summary of Significant Accounting Policies (continued)

(b)	Income tax (continued)

Income taxes relating to items recognised directly in equity are recognised in equity and not in the statement of profit or loss and other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(c)	Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Tax Office (“ATO”). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities that are recoverable from or payable to the ATO are classified as operating cash flows.

(d)	Impairment of tangible and intangible assets other than goodwill

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimate used to determine the assets recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in previous years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.

After such reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(e)	Impairment of financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

Note 1	Summary of Significant Accounting Policies (continued)

(e)	Impairment of financial assets (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

(f)	Intangible assets

An intangible asset arising from externally acquired intellectual property and development expenditure on an internal project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

The amortisation method and useful life of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

The following useful life is used in the calculation of amortisation:

Internally developed software 5 years

(g)	Revenue and other income

The consolidated entity’s primary revenue stream is software development kits provided to customers by way of a license agreement (for the use Advanced Human Imaging’s intellectual property). The Company generates revenue at the time its customers’ end-users subscribe to the customer’s platform to access the software, or at the point in time a scan is captured by the customer’s end-users while they are on the customer’s platform.

The consolidate entity also has secondary revenue streams including:

●	Integration fees

●	License fees

●	Other application development and support fees.

i)	Identification of distinct elements and separate performance obligations

Primary revenue streams

Revenue is generated at the time the Company’s customers’ end-users subscribe to the customer’s platform to access the software, or at a point in time a scan is captured by the customer’s end-users while they are on the customer’s platform. Most of the Company’s contracts with its customers are structured on a monthly basis, have a minimum term of 1 year and are recognised as follows:

●	Per user - Revenue is charged per subscribed end-user on the customer’s platform, where per user price reduces based on the volume of users.

●	Per body scan - The customer is charged when a scan is captured.

Note 1	Summary of Significant Accounting Policies (continued)

(g)	Revenue and other income (continued)

We have Licensing Agreements with wellteq, Vertica Health, MVMNT, Activate Health, Inter-Psy BV, BCT, Bearn, Biomophik, BizBaz (CustintCo), FitTrack (Cubert), Jayex Healthcare, NextMedicall, Triage, Tinjoy and the Original Fit Company (TOFF).

Secondary revenue streams

These services can be provided at any point in time over the term of the contract and are usually a one-time, or a series of one-time events.

Nature of services provided to Body Composition Technologies (“BCT”)

The Company’s services rendered under the joint venture agreement with BCT fall under the terms of a commercial contract for the provision of day-to-day services which are billed monthly and include:

●	A charge for rent, AWS monthly fees;

●	Back-end managed services monthly fees; and

●	Utilization of the Company’s staff for research, development and other technical work.

The Company recognises revenue for above mentioned services under AASB 15 at the point in time the service is delivered to BCT under the terms of the contract.

ii.	Revenue recognition under AASB 15

Revenue Stream	Performance Obligation	Timing of Recognition
Software development kits - per user	Integration of the software development kits into the customer’s platform, a performance obligation is triggered when an end-user subscribes (to the customer’s platform).	Recognised at the time of the end-user’s subscription to the customer’s platform, where the end-user benefits from accessing the Company’s software (on the customer’s platform).

Software development kits - per scan	Integration of the software development kits into the customer’s platform, a performance obligation is triggered each time a scan is captured by the end-user.	Recognised at the point in time, a scan is captured by the end-user.

Secondary revenue streams	As defined in the contract either at the start of the service, or as requested by the customer over the life of the contract.	Recognised at the point in time, a service is delivered to the customer under the terms of the contract.

Other income

Revenue recognised in any period is based on the delivery of performance obligations and an assessment of when control is transferred to the customer. Revenue is recognised either when the performance obligation has been performed, or over time as control of the performance obligation is transferred to the customer.

Interest received

Interest income is recognised when it is probable that the economic benefits will flow to AHI and the amount of revenue can be reliably measured.

All revenue is stated net of the amount of goods and services tax.

Note 1	Summary of Significant Accounting Policies (continued)

(h)	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(i)	Trade and other receivables

Trade receivables, which generally have 14–30-day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

(j)	Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale.

(k)	Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. The carrying amount of plant and equipment is reviewed annually to ensure it is not more than the recoverable amount from these assets.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Class of Asset	Useful Life
Office Equipment	3 – 5 years
Furniture & Fixtures	5 – 7 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(l)	Right-of-use Assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

(m)	Investments in equity-accounted investees

The Company’s interest in equity-accounted investees comprise an interest in a joint venture. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Note 1	Summary of Significant Accounting Policies (continued)

(m)	Investments in equity-accounted investees (continued)

Interests in the joint venture are accounted for using the equity method. The interest is initially recognised at cost, which includes transaction costs. After initial recognition, the financial statements include the Company’s share of the profit or loss of equity-accounted investees, until the date on which joint control ceases.

(n)	Investments and Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless, an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at fair value through profit or loss

Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either:

i.	held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or

ii.	designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

(o)	Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial period that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

(p)	Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

(q)	Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Note 1	Summary of Significant Accounting Policies (continued)

(q)	Issued capital (continued)

Performance shares are classified as equity and are convertible into fully paid ordinary shares of the Company on successful achievement of certain predetermined key performance indicators. Refer to the Remuneration Report contained in the Directors’ Report for details of key performance indicators applying to performance rights currently on issue.

(r)	Share-based Payments

Equity Settled Transactions:

The Company provides benefits to employees (including senior executives) of the Company in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of Options is determined by using an appropriate valuation model. Share rights are valued at the underlying market value of the ordinary shares over which they are granted.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the underlying Shares (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects:

(i)	the extent to which the vesting period has expired; and

(ii)	the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, the cumulative expense recognised in respect of that award is transferred from its respective reserve to accumulated losses. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Note 1	Summary of Significant Accounting Policies (continued)

(s)	Critical accounting estimates and judgements

The preparation of financial reports requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Coronavirus (COVID-19) pandemic

Judgement has been exercised in considering the impacts that the Coronavirus (“COVID-19”) pandemic has had, or may have, on the consolidated entity based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the consolidated entity operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the consolidated financial statements or any significant uncertainties with respect to events or conditions which may impact the consolidated entity unfavourably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

Estimation of useful life of assets

The Company determines the estimated useful lives and related depreciation and amortisation charges for its finite life intangible assets. The useful lives could change significantly as a result of technical innovation or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Capitalisation of internally developed software

Distinguishing the research and development phases of a new customised software project and determining whether the recognition requirements for the capitalisation of development costs are met requires judgement. After capitalisation, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalised costs may be impaired. Management is required to make judgements, estimates and assumptions for the Net Present Value model which supports the carrying value of the software, if there is indication of impairment, its useful life and its amortisation rate.

Share-based Payments

The Company measures the cost of cash-settled share-based payments at fair value using an appropriate model taking into account the terms and conditions upon which the instruments were granted, as well as estimates made by management. The valuation model used to calculate the value of the performance rights assumes that the share price will be compared to the share price target in the 20 days prior to the test date, which is the end of the performance measurement period. That is, the share price must close above the share price target on every day for 20 days prior to the last day of the performance measurement date.

Determination of incremental borrowing rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, an estimate of the Company’s incremental borrowing rate is used.

To determine the incremental borrowing rate, where possible recent third-party financing received is used as a starting point and adjusted to reflect changes in financing conditions since third party financing was received. If there was no recent third-party financing agreement, a build-up approach is used that starts with a risk-free interest rate adjusted for credit risk for the lessee and any further relevant adjustments specific to the lease.

Impairment of Investments and Intangible Assets

The consolidated entity assesses impairment of investments and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Fair value measurement hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability.

Note 1	Summary of Significant Accounting Policies (continued)

(s)	Critical accounting estimates and judgements (continued)

Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs. Refer to note 31 for further information.

(t)	Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

(u)	Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(v)	Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

(w)	Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present salary levels of the employees accruing those entitlements.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Note 2	Segment Information

The Company has identified its operating segments based on the internal reports that are reviewed and used by the board of directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. Although the Company has a global reach, its sole activity is mobile application and technology development from an operation which is based within Australia, therefore it has aggregated all operating segments into the one reportable segment being technological development.

The reportable segment is represented by the primary statements forming these financial statements.

Note 3	Revenue and expenses

	Restated 2022	2021
	A$	A$
Loss for the period includes the following specific income and expenses:
Other revenue:
Consultancy income	60,390	17,302
Grant income	-	37,500
License revenue	-	500,000
Joint venture income	172,170	553,185
Other income	13,409	1,000
	245,969	1,108,987

General administration
Amortisation & depreciation expense	363,695	349,387
Unrealised foreign exchange (gain) / loss	(137,374)	(147,105)
Consulting & advisory	553,087	299,330
Corporate expenses	745,452	455,673
Telecommunications & IT	202,560	167,201
General & administration expenses	431,927	327,720
Outsourced development costs	164,050	-
Subscription costs	266,844	21,738
Doubtful debts expense	235,357	-
Insurance expense	1,343,312	-
Other expenses	1,839,097	219,277
	6,008,007	1,693,221

Provision for impairment expense
Triage Technologies Inc [1]	551,089	1,362,717
Jana Care Inc	62,129	690,153
Bearn Inc	803,072	-
Body Composition Technologies Pte Ltd	188,271	680,008
Physimax Technologies Limited	(79,809)	79,809
	1,524,752	2,812,687
Employee expenses
Salaries and wages	3,429,019	2,830,510
Defined contribution superannuation	322,219	266,626
Share-based payments expense [2]	7,452,583	6,230,997
Employment taxes and insurances	435,089	523,903
Other employment expenses	123,400	196,175
Government grants – JobKeeper	-	(162,000)
	11,762,310	9,886,211

[1]	Following the Valuation referred to in note 26 (i), the provision for impairment expense was reduced by A$2,565,082.

[2]	The fair value of equity settled transactions with employees, directors and suppliers is apportioned over the period from grant date to vesting date. See Note 19 for details of transactions vesting within the financial year.

Note 4	Income Tax

	Restated 2022	2021
	A$	A$
a) Income tax expense
Current income tax
Current income tax benefit	(2,651,576)	(1,072,354)
Current income tax not recognised	2,651,576	1,072,354
Research and development tax concession	(890,113)	(784,412)
Deferred income tax:
Relating to origination and reversal of timing differences	7,168,453	4,045,253
Deferred income tax benefit not recognised	(7,168,453)	(4,045,253)
Income tax benefit reported in the Statement of profit or loss and other comprehensive income	(890,113)	(784,412)

b) Reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(20,852,831)	(14,060,992)

Tax at the Australian rate of 25% (2021: 26%)	(5,213,208)	(3,655,858)
Capital raising costs claimed	(301,743)	(39,705)
Non-deductible expenses	2,017,457	1,984,541
Research and development tax concession	(890,113)	(784,412)
Unused tax losses and temporary differences not recognised as deferred tax assets	4,138,764	1,711,022
Tax benefit	(248,842)	(784,412)

c) Deferred tax – Statement of Financial Position (unrecognised)
Liabilities
Unrealised foreign exchange gain	(34,344)	(49,982)
Prepaid expenses	(223,953)	(10,375)
	(258,297)	(60,357)
Assets
Revenue losses available to offset against future taxable income	5,428,055	2,776,480
Accrued expenses and leave provisions	199,877	145,076
Deductible equity raising costs	1,139,489	123,406
Lease liability	4,004	8,133
Development asset	246,503	185,706
Patents	243,403	176,402
Investments	165,420	690,407
	7,426,751	4,105,610
Net deferred tax asset	7,168,453	4,045,253

Note 4	Income Tax (continued)

Deferred tax assets have been recognised to the extent that they extinguish deferred tax liabilities of the Company as at the reporting date.

Net deferred tax assets have not been recognised, in either reporting period, in respect of amounts in excess of deferred tax liabilities.

The tax benefits of the above deferred tax assets will only be obtained if:

(i)	The Company derives future assessable income of a nature and an amount sufficient to enable the benefit from the tax losses to be realised;

(ii)	The Company continues to comply with the conditions for deductibility imposed by law; and

(iii)	No changes in tax legislation adversely affect the Company realising the benefit from the deduction of the losses.

All unused tax losses were incurred by Australian entities.

Note 5	Loss per Share

	Restated 2022	2021
	A$	A$
a) Basic loss per share
Loss attributable to ordinary equity holders of the Company (cents)	(13.08)	(11.20)

b) Diluted loss per share
Loss attributable to ordinary equity holders of the Company (cents)	(13.08)	(11.20)

c) Loss used in calculation of basic and diluted loss per share
Loss after tax from continuing operations	(20,076,843)	(14,060,992)

	No.	No.
d) Weighted average number of shares used as the denominator
Weighted average number of shares used as the denominator in calculating basic and dilutive loss per share	153,488,834	125,501,361

Options and share rights to acquire ordinary shares granted by the Company and not exercised at the reporting date have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Options or share rights on issue at 30 June 2022 are considered to be anti-dilutive due to the loss incurred during the financial year.

Note 6	Dividends

No dividends were paid or proposed during the financial years ended 30 June 2022 and 30 June 2021.

The Company has no franking credits available as at 30 June 2022 and 30 June 2021.

Note 7	Cash and Cash Equivalents

	2022	2021
	A$	A$
Cash at bank[1]	6,011,368	2,172,499

[1]	Cash at bank earns interest at floating rates based on daily deposit rates.

Note 7	Cash and Cash Equivalents (continued)

Reconciliation to the Statement of Cash Flows:

For the purposes of the Statement of Cash Flows, cash and cash equivalents comprise cash on hand and at bank and investments in money market instruments, net of any outstanding bank overdrafts.

Cash and cash equivalents as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2022	2021
	A$	A$
Cash and cash equivalents	6,011,368	2,172,499

Non-cash financing and investing activities:

There were no non-cash financing or investing activities during the years ended 30 June 2022 and 30 June 2021.

Cash balances not available for use:

There are no amounts included in cash and cash equivalents not available for use as at 30 June 2022 (30 June 2021: Nil).

Reconciliation of loss after tax to net cash outflow from operating activities:

	Restated 2022	2021
	A$	A$
Loss from ordinary activities after income tax	(20,076,843)	(14,060,992)
Adjustments for non-cash items:
Depreciation and amortisation	363,695	349,387
Impairment expense	4,175,993	2,812,687
Share-based payments expense	7,452,583	7,295,966
Finance costs	-	250,668
Fair value loss on convertible notes	781,492	-
Unrealised foreign currency losses	142,836	(233,179)
Accrued interest	(155,157)	(34,881)

Movement in assets and liabilities:
Decrease/(increase) in prepaid expenses	9,542	(610,787)
Decrease in inventories	-	4,734
Decrease/(increase) in trade and other receivables	192,124	50,822
(Increase) in investments	(2,565,082)	-
(Decrease)/increase in employee liabilities/provisions	7,106	126,528
(Decrease)/increase in deferred income	(132,800)	132,800
(Decrease)/increase in trade and other payables	(54,288)	(185,839)
Net cash flow used in operating activities	(9,858,799)	(4,102,086)

Note 8	Trade and Other Receivables

	2022	2021
	A$	A$
Current assets
Trade receivables	15,887	207,078
GST receivable	35,289	36,222
	51,176	243,300

Note 9	Prepayments

	2022	2021
	A$	A$
Current assets
Prepaid NASDAQ IPO costs	-	863,856
Prepaid insurance	876,847	22,525
Other prepayments	18,966	18,974
	895,813	905,355

Note 10	Other Financial Assets

	2022	2021
	A$	A$
Non-current assets
Security Bonds and Deposits:
Balance at the start of the financial year	37,500	37,500
Security deposits (refunded)/paid during the financial year	-	-
Balance at the end of the financial year	37,500	37,500

A security deposit of $37,500 is in place in respect of the lease on the Company’s offices. Refer Note 21.

Note 11	Right of Use Assets

	2022	2021
	A$	A$
Non-current assets
Balance at the start of the financial year	105,594	175,992
Amortisation expense	(70,395)	(70,398)
Balance at the end of the financial year	35,199	105,594

The Company leases land and buildings for its offices in Perth, Australia under an agreement with a 3-year term. Refer Note 17.

Note 12	Property, Plant and Equipment

	2022	2021
	A$	A$
Carrying values
Office Equipment:
Cost	229,005	147,416
Depreciation	(145,282)	(114,466)
	83,723	32,950
Fixtures and fittings:
Cost	13,524	13,524
Depreciation	(13,524)	(13,387)
	-	137
Leasehold improvements
Cost	55,735	51,055
Depreciation	(44,691)	(25,527)
	11,044	25,528
	94,767	58,615
Reconciliation of movements

Office Equipment:
Opening net book value	32,950	34,819
Additions	81,589	23,453
Depreciation	(30,816)	(25,322)
Closing net book value	83,723	32,950

Fixtures and fittings:
Opening net book value	137	930
Additions	-	-
Depreciation	(137)	(793)
Closing net book value	-	137

Leasehold improvements
Opening net book value	25,528	42,546
Additions	4,680	-
Depreciation	(19,164)	(17,018)
Closing net book value	11,044	25,528
	94,767	58,615

No assets included in property, plant and equipment have been pledged as security in respect of liabilities.

Note 13	Intangible asset – Application Development Costs

	2022	2021
	A$	A$
Balance at the start of the financial year	1,215,915	1,373,492
Application development costs incurred during the year	-	78,279
Amortisation	(243,183)	(235,856)
Balance at the end of the financial year	972,732	1,215,915

The recoupment of costs carried forward in relation to intangible assets is dependent upon the successful development or commercial exploitation or sale of the application technology.

Note 14	Trade and other payables

	2022	2021
	A$	A$
Current liabilities
Trade payables and other payables	136,372	339,345
Accrued expenses	216.788	68,000
Employment related payables	147,609	147,712
	500,769	555,057

Trade payables are non-interest bearing and normally settled on 30-day terms. See Note 20 for financial instrument disclosures relating to trade and other payables.

Note 15	Employee leave liabilities

	2022	2021
	A$	A$
Current
Annual leave liability	383,236	438,991

	2022	2021
	A$	A$
Non-current
Long service leave liability	62,861	-

Note 16	Interest bearing borrowings

	2022	2021
	A$	A$
Current
Convertible notes-ACAM[1]	-	1,644,081
Convertible notes-iGGF[1]	-	534,061
Total convertible notes	-	2,178,142
R&D tax prepayment loan[2]	700,000	-
Other loans[3]	410,171	-
	1,110,171	2,178,142

[1]	The Convertible Notes were settled through a debt for equity swap whereby the lenders were repaid in full by receiving ordinary shares in the Company in full and final satisfaction of the debt owed. Refer Note 18 c) where the Company issued 3,010,410 ordinary shares valued at A$3,125,964.

[2]	The Company received a $700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and has been repaid in full in the current financial year from the 2022 R&D Grant.

[3]	Other loans are unsecured and interest bearing. These loans were repaid in full in the current financial year.

Note 17	Lease liabilities

	2022	2021
	A$	A$
Current liability	51,213	86,912
Non-current liability	-	51,213
Balance at the end of the financial year	51,213	138,125

	2022	2021
	A$	A$
Reconciliation of lease liabilities
Balance at the beginning of the financial year	138,125	206,268
Lease liability recognised - new operating lease [1]	-	-
Repayment of lease liability	(86,912)	(68,143)
Balance at the end of the financial year	51,213	138,125

[1]	The consolidated entity has a 3-year lease agreement for office premises in Perth, Australia. The total payments under the lease amounting to A$299,129 were discounted at the Company’s incremental borrowing rate of 10% in order to determine the initial lease liability of A$211,191. To determine the incremental borrowing rate, third-party financing received was used as a starting point and adjusted to reflect changes in financing conditions since the third-party financing was received.

During the financial year, A$23,589 (2021: A$38,108) interest on the lease was expensed as financing costs.

Note 18	Issued Capital and Reserves

a) Ordinary shares

The Company is a public company limited by shares, incorporated in Perth, Western Australia. The Company’s shares are limited whereby the liability of its members is limited to the amount (if any) unpaid on the shares respectively held by them.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value. There is no limit to the authorised share capital of the Company. There are no externally imposed capital requirements.

	2022	2021	2022	2021
	No.	No.	A$	A$
b) Share capital
Issued capital-ordinary shares	166,749,382	136,362,538	61,822,859	39,213,794
Issued share capital	166,749,382	136,362,538	61,822,859	39,213,794

Note 18	Issued Capital and Reserves (continued)

	2022 No.	2021 No.	2022 A$	2021 A$
c) Share movements during the year – ordinary shares
At the start of the financial year	136,362,538	114,392,923	39,213,794	24,355,213
Shares issued on exercise of Performance Rights	5,000,000	5,750,000	1,996,500	2,141,000
Shares issued on exercise of Options	3,103,622	7,957,948	1,665,905	3,865,556
Shares issued to related party	2,000,000	3,000,000	920,000	3,920,000
Share based payments	1,172,812	1,095,000	1,050,237	1,017,500
Share issue – NASDAQ IPO	16,100,000	4,166,667	16,706,786	5,000,000
Share issue – conversion convertible note	3,010,410	-	3,125,964
Less share issue costs	-	-	(2,856,327)	(1,085,468)
	166,749,382	136,362,538	61,822,859	39,213,794

	2022	2021
	A$	A$
d) Reserves
Equity compensation reserve	9,338,100	5,293,019
Balance at the end of the year	9,338,100	5,293,019

e) Movement in equity compensation reserve
Balance at the beginning of the year	5,293,019	4,576,829
Fair value vesting expense of options and performance rights	6,532,583	3,092,009
Fair value of options/performance rights exercised during the year	(2,487,502)	(2,709,020)
Fair value of options cancelled during the year	-	(1,799)
Option exercise proceeds	-	335,000
Balance at the end of the year	9,338,100	5,293,019

The equity compensation reserve is used to record the value of equity benefits provided to employees (including directors) and suppliers for services rendered.

Note 19	Share-based Payments

(i)	Options

The Company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a)	Options granted, issued, exercised and lapsed during the year

During the year ended June 30, 2022 the Company issued 700,000 unlisted Director options (following shareholder approval) and 140,000 unlisted placement options, details of which can be found at Note 19 b).

During the financial year the following options vested, but were not exercised:

Date granted	Number of options Vested	Exercise price	Vesting date	Expiry date
N/A	Nil	Nil	N/A	N/A
Total	Nil

Note 19	Share-based Payments (continued)

During the reporting period the following options were exercised:

Grant Date	Number of options exercised	Exercise price A$		Vesting date	Expiry date
21 Dec 2016	750,000	$0.10		31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	$0.10	[1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	$0.60		5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	$0.60		4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	$0.50	[2]	31 Jan 2021	31 Jan 2022
Total	2,408,333

[1]	Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 787,999 ordinary shares.

[2]	Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 9,090 ordinary shares.

b)	Options on issue at balance date

The number of options issued as share-based payments outstanding over unissued ordinary shares at 30 June 2022 is 3,240,000 as follows:

Grant Date	Number of options granted	Exercise price A$	Vesting date	Expiry date
1 Feb 2019	200,000	$0.65	31 Dec 2019	31 Dec 2022
1 Feb 2019	200,000	$0.65	31 Dec 2020	31 Dec 2023
27 Nov 2019	1,000,000	$0.60	4 Dec 2020	4 Dec 2022
19 Oct 2020	1,000,000	$1.60	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	$1.10	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	$1.50	7 Feb 2022	7 Feb 2025
Total	3,240,000

During the current year the following movements in options over unissued shares occurred for share-based payments:

	2022	2022	2021	2021
	No.	WAEP A$	No	WAEP A$
Outstanding at 1 July	4,873,333	$1.041	11,450,000	$0.366
Granted during the year	840,000	$1.433	1,000,000	$1.200
Exercised during the year	(2,408,333)	$0.316	(7,476,667)	$0.471
Forfeited/cancelled during the year	(65,000)	$0.600	(100,000)	$0.500
Outstanding at 30 June	3,240,000	$1.131	4,873,333	$1.041
Exercisable at 30 June	3,240,000	$1.131	4,873,333	$1.041

Note 19	Share-based Payments (continued)

The range of exercise prices for options outstanding at the end of the year was A$0.60 to A$1.50 (2021: A$0.10 to A$1.60).

The weighted average contractual life for unexercised options is 14.6 months (2021: 21.4 months).

During the current year the following movements in options over unissued shares occurred for share-based payments:

	2022	2022	2021	2021
	No.	WAEP A$	No	WAEP A$
Outstanding at 1 July	4,873,333	$1.041	11,450,000	$0.366
Granted during the year	840,000	$1.433	1,000,000	$1.200
Exercised during the year	(2,408,333)	$0.316	(7,476,667)	$0.471
Forfeited/cancelled during the year	(65,000)	$0.600	(100,000)	$0.500
Outstanding at 30 June	3,240,000	$1.131	4,873,333	$1.041
Exercisable at 30 June	3,240,000	$1.131	4,873,333	$1.041

The range of exercise prices for options outstanding at the end of the year was A$0.60 to A$1.50 (2021: A$0.10 to A$1.60).

The weighted average contractual life for unexercised options is 14.6 months (2021: 21.4 months).

c)	Subsequent to balance date

Since the end of the financial year and the date of this report, no options have been exercised. No options have been cancelled, issued or vested between the end of the financial year and the date of this report.

d)	Basis and assumptions used in the valuation of options

840,000 options (excluding free attaching placement options) were issued during the financial year and have been valued and expensed in the financial statements over the periods that they vest. The share-based payments expense for the period of A$138,012 (2021: A$826,769) relates to the fair value of options apportioned over their respective vesting periods.

The options issued during the current reporting period were valued using the Black-Scholes option valuation methodology, as follows:

Date granted	Number of options granted	Exercise price A$	Expiry date	Risk free interest rate used	Volatility applied	Value per Option A$
7 Feb 2022	700,000	$1.50	7 Feb 2025	1.39%	95.8%	$0.160
7 Feb 2022	140,000	$1.10	18 Jan 2025	1.39%	95.8%	$0.184

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate.

Note 19	Share-based Payments (continued)

(ii) Performance Rights

The Company’s Performance Rights Plan was re-approved by shareholders in December 2020.

a)	Performance rights granted, vested and lapsed during the year

During the financial year ended June 30, 2022, no new performance rights were granted by the Company. 2,000,000 performance rights vested in Mr Vlado Bosanac and were exercised on 1 March 2022 for 2,000,000 ordinary shares in the Company. 100,000 performance rights, which were due to vest on 6 November 2022 and 6 November 2023 respectively lapsed, due to the employee holding those performance rights resigning from the Company in June 2022.

During the financial year ended 30 June 2021, the following performance rights were granted:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date		Vesting
6 Nov 2020	50,000	6 Nov 2026	A$	0.85	6 Nov 2021
11 Dec 2020	10,000,000	16 Dec 2025	A$	0.68-$0.93	Performance based with 5 milestones
Total	10,050,000

During the financial year ended June 30, 2022 the following performance rights vested and were exercised:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date		Vesting
3 Mar 2017	2,000,000	3 Mar 2022	A$	0.72	Vested and exercised
3 Sep 2018	3,000,000	3 Sep 2021	A$	0.185	Vested and exercised

b)	Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 30 June 2022 is as follows:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date		Vesting
6 Nov 2020	50,000	6 Nov 2026	A$	0.85	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	A$	0.68	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	A$	0.79	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	A$	0.85	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	A$	0.90	Vested, not exercised
11 Dec 2020	2,000,000	16 Dec 2025	A$	0.93	Vested, not exercised
Total	10,050,000

c)	Subsequent to balance date

Subsequent to balance date no performance rights have been granted, exercised, expired or cancelled.

d)	Basis and assumptions used in the valuation of performance rights

Performance rights with vesting criteria based on length of service were valued using the Company’s share price on the date of grant. The 10,000,000 performance rights subject to performance-based vesting criteria were independently valued using the Hoadley’s Hybrid ESO Model (a Monte Carlo simulation model) using the following parameters:

Note 19	Share-based Payments (continued)

Milestone	Number of rights granted	Share price target		Risk free interest rate used	Volatility applied	Value per Right (cents)
1	2,000,000	A$	1.20	0.04%	125%	67.8
2	2,000,000	A$	1.30	0.09%	125%	78.7
3	2,000,000	A$	1.40	0.10%	125%	85.1
4	2,000,000	A$	1.50	0.22%	125%	90.5
5	2,000,000	A$	1.70	0.35%	125%	93.1

e)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the year ended 30 June 2022 were as follows:

A$
Shares issued for services rendered in relation to the NASDAQ listing	979,638
Shares issued to directors as remuneration	920,000
Performance rights issued to directors and employees as remuneration	6,394,571
Options issued to directors as remuneration	112,188
Options issued to advisers as remuneration	25,824
8,432,221

Note 20	Financial Instruments

The consolidated entity has exposure to a variety of risks arising from its use of financial instruments. This note presents information about the consolidated entity’s exposure to the specific risks, and the policies and processes for measuring and managing those risks. The Board of Directors has the overall responsibility for the risk management framework and has adopted a Risk Management Policy.

(a)	Credit risk

Credit risk is the risk of financial loss to the consolidated entity if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from transactions with customers and investments.

Trade and other receivables

The carrying amount recorded in the financial statements, net of any allowance for losses, represents the consolidated entity’s maximum exposure to credit risk.

Cash deposits

The Directors believe any risk associated with the use of predominantly only one bank is addressed through the use of at least an A-rated bank as a primary banker and by the holding of a portion of funds on deposit with alternative A-rated institutions. Except for this matter the consolidated entity currently has no significant concentrations of credit risk.

The Directors do not consider that the consolidated entity’s financial assets are subject to anything more than a negligible level of credit risk, and as such no disclosures are made.

Note 20	Financial Instruments (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the consolidated entity will not be able to meet its financial obligations as they fall due. The consolidated entity’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the consolidated entity’s reputation.

The consolidated entity manages its liquidity risk by monitoring its cash reserves and forecast spending. Management is cognisant of the future demands for liquid finance resources to finance the consolidated entity’s current and future operations, and consideration is given to the liquid assets available to the consolidated entity before commitment is made to future expenditure or investment.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Weighted average interest rate	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	%	A$	A$	A$	A$	A$	A$	A$
2022
Trade and other payables		500,769	500,769	500,769	-	-	-	-
Interest bearing Borrowings	10.0%	1,110,171	1,110,171	1,110,171
Lease liabilities	10.0%	51,213	51,213	51,213	-	-	-	-
		1,662,153	1,662,153	1,662,153	-	-	-	-

	Weighted average interest rate	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	%	A$	A$	A$	A$	A$	A$	A$
2021
Trade and other payables		555,057	555,057	555,057	-	-	-	-
Convertible notes	10.0%	2,178,142	2,178,142	2,178,142	-	-	-	-
Lease liabilities	10.0%	138,125	166,835	54,167	56,334	56,334	-	-
		2,871,324	2,900,034	2,787,366	56,334	56,334	-	-

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the consolidated entity’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising any return.

Note 20	Financial Instruments (continued)

Interest rate risk

The consolidated entity has cash assets which may be susceptible to fluctuations in changes in interest rates. Whilst the consolidated entity requires the cash assets to be sufficiently liquid to cover any planned or unforeseen future expenditure, which prevents the cash assets being committed to long term fixed interest arrangements.

Foreign exchange risk

The Company has successfully listed on the NASDAQ capital market and holds a portion of its cash assets in US dollar denominated bank accounts. The consolidated entity is exposed to foreign exchange risk through transactions in relation to its NASDAQ listing.

The consolidated entity does not have any direct exposure to equity risk.

At the reporting date the interest profile of the consolidated entity’s interest-bearing financial instruments was:

	Carrying value ($)
	30 June 2022		30 June 2021
	A$		A$
Fixed rate instruments
Financial asset	803,072	[1]	682,421
Financial liabilities	(1,161,384)		(2,316,267)

Variable rate instruments
Financial assets	6,011,368		2,172,499

[1]	Whilst the consolidated entity has fully impaired the Loan Receivable at 30 June 2022, it continues to accrue interest on this financial asset. The interest portion of this Loan Receivable has been fully impaired at 30 June 2022.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss				Equity
		1%		1%		1%		1%
		increase		decrease		Increase		Decrease
2022
Variable rate instruments	A$	60,114	A$	(60,114)	A$	60,114	A$	(60,114)

d)	Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position are as follows:

	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
	A$	A$	A$	A$
Cash and cash equivalents	6,011,368	6,011,368	2,172,499	2,172,499
Trade and other receivables	51,176	51,176	243,300	243,300
Loans receivable	-	-	682,421	682,421
Trade and other payables	(500,769)	(500,769)	(555,057)	(555,057)
Interest bearing borrowings	(1,110,171)	(1,110,171)	(2,178,142)	(2,178,142)
Lease liabilities	(51,213)	(51,213)	(138,125)	(138,125)
Net financial (liabilities) / assets	4,400,391	4,400,391	226,896	226,896

f)	Impairment losses

The Directors have elected to impair all the consolidated entity’s investments and loan receivable as listed in Note 3 to these Financial Statements, as the Directors believe that there is currently a lack of reliable indicators to assess the fair value of these investments. This has resulted in a non-cash charge to the consolidated entity’s Profit & Loss for the year ended 30 June 2022 of A$1,524,752. Refer to Note 26 for additional information.

Note 21	Commitments

a)	Lease commitments:

The Company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (Lease), which was entered into on 1 January 2020. The lease is accounted for under accounting standard AASB 16 Leases. Refer to Notes 11 and 17.

The Lease is secured by a cash bond in favour of the Landlord for the amount of $37,500 and this amount is being held and will be applied as bond for the new lease.

b)	Other commitments

(i)	During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc, (“Triage”). However, AHI has, by mutual agreement with Tinjoy, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company’s service offering, referred to as “DermaScan”.

(ii)	As disclosed in AHI’s 2021 Annual Report, AHI has an Agreement with Tinjoy Biotech Limited (“Tinjoy”), to contribute USD$200,000 towards Tinjoy’s marketing costs, and has an option to invest in Tinjoy’s Winscan Platform as follows:

●	AHI has a right to acquire up to 40% of Tinjoy’s WinScan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$ 2-4 million this can be in cash or shares in AHI or a combination as mutually agreed.

●	12-24-month option to take up the 40% at AHI’s option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.

●	If WinScan achieves a user base if 10 million monthly users AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.

●	In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.

●	At the date of this report, US$50,000 in payments had been made to Tinjoy in lieu of AHI’s marketing contribution.

To the date of this report, AHI has paid USD$150,000 to Tinjoy, with a remaining balance of USD$50,000 committed, but not yet paid.

Note 21	Commitments (continued)

(iii)	On 2 September 2022, when AHI announced its proposed acquisition of all of the shares of wellteq Digital Health Inc (“wellteq”), subject to wellteq shareholder and other regulatory approvals, AHI also announced that it had entered into a Loan Agreement with wellteq to provide them with AUD$1,200,000 in cash. To the date of this report, wellteq has drawn down AUD$600,000 in cash, with the balance of AUD$600,000 to be paid to wellteq when called upon.

(iv)	In the Sale of Shares Agreement to acquire Vertica Health (Pty) Ltd (“Vertica”), which was executed by the parties on 5 August 2022, AHI has assumed the responsibility to fund Vertica at a rate of USD$80,000 per month. By the end of the calendar year, AHI expects this funding commitment to fall to USD$60,000 per month.

Note 22	Contingencies

a)	Contingent liabilities

There are no material contingent liabilities at the reporting date.

b)	Contingent assets

There are no material contingent assets at the reporting date.

Note 23	Key Management Personnel

(a)	Directors and key management personnel

The following persons were directors of the Company during the current financial year:

Mr Nick Prosser	Non-Executive Chairman (appointed interim Non-Executive Chairman 15 February 2022)
Mr Vlado Bosanac	Executive Chairman and CEO (resigned 15 February 2022)
Dr Katherine Iscoe	Executive Director and CEO (appointed 15 February 2022)
Mr Mike Melby	Non-Executive Director
Dato Low Koon Poh	Non-Executive Director
Mr Edward Greissing Jr	Non-Executive Director (appointed 30 November 2021, resigned 26 May 2022)
Mr. Peter Goldstein	Non-Executive Director (appointed 29 June 2022)
Mr Simon Durack JP	Chief Financial Officer and Company Secretary (appointed 17 March 2022)
Mr Steven Richards	Chief Financial Officer and Company Secretary (resigned 17 March 2022)

There were no other persons employed by or contracted to the Company during the financial year, having responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly.

(b)	Key management personnel compensation

Details of the remuneration of key management personnel are contained in the Audited Remuneration Report in the Directors’ Report. A summary of total compensation paid to key management personnel during the year is as follows:

	Year ended 30 June 2022	Year ended 30 June 2021
	A$	A$

Total short-term employment benefits	695,325	664,355
Total share-based payments	7,309,715	5,835,485
Total post-employment benefits	48,350	53,048
	8,053,390	6,552,888

Note 24	Related Party Disclosures

a)	Subsidiaries

In January 2018, wholly owned subsidiary MyFiziq Inc. was incorporated in the United States of America (“USA”) in preparation for the commercialisation of the technology in the USA. During the financial year there was no activity in this subsidiary.

b)	Holding company

The ultimate holding company is Advanced Human Imaging Ltd.

c)	Joint agreement in which the Company is a joint venture

The Company has an interest in Body Composition Technologies Pte. Limited (“BCT”), a company incorporated in Singapore for the purpose of developing the AHI platform for commercialisation within the medical or insurance sector (refer Note 25).

During the financial year, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia”) an Australian incorporated wholly owned subsidiary of BCT, for which the Company earned revenue of A$189,765 (2021: A$553,185). Total receivables for BCT at 30 June 2022, including prior year balance of A$45,592, amounting to A$235,357, have been fully provided for at 30 June 2022.

In addition to the receivables owing from BCT, the Company provided a loan of A$171,500 to Body Composition Technologies Pte Limited (“BCT Singapore”), a Singaporean company in which AHI has a 50% interest but is not deemed to have control of BCT Singapore under AASB 3 Business Combinations and AASB 10 Consolidated Financial Statements. The loan accrues interest at a rate of 5% per annum. Repayment of the Loan, together with all outstanding accrued interest, is to occur on the earlier of:

i)	The date the Lender and the Borrower mutually agree that the Loan is repayable; or

ii)	Within 30 days of a capital raising funding being available in BCT Singapore’s bank account.

This Loan has been fully impaired at 30 June 2022.

d)	Joint agreement in which the Company is a joint venture (continued)

During 2019, the Company entered into a loan agreement with BCT Australia. The interest free loan was repaid in July 2021.

During the current reporting period, the Company participated in a capital raising by BCT whereby the Company subscribed for approximately A$671k convertible notes. The notes are unsecured, earn interest at 2.5% per annum and can be converted at any time during the 2-year term. On conversion, the Company will increase its holding in BCT to up to a maximum of 54% on a fully diluted basis.

Note 25	Interest in a Joint Venture

The Company has a 50% interest in Body Composition Technologies Pte Limited (“BCT”). Under the terms of the joint venture agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors.

The Company’s interest in BCT is accounted for using the equity method. Under the equity method, the Company’s investment in a joint venture is initially recorded at cost, and subsequently the carrying value of the investment is increased or decreased to recognise the Company’s share of the joint venture profit or loss.

During the financial year, the joint venture agreement was varied to allow the Company to increase its holding to up to a maximum of 54% of BCT (on a fully diluted basis) by participating in a convertible note fundraising undertaken by BCT to the value of A$670,333 (refer Note 26).

Note 25	Interest in a Joint Venture (continued)

At balance date, the Company had a 50% interest in BCT and is not deemed to have control of BCT under AASB 3 Business Combinations and AASB 10 Consolidated Financial Statements.

The following tables illustrate the summarised financial information of the Company’s investment in BCT:

	30 June 2022	30 June 2021
	A$	A$
Current assets	1,803	19,367
Non-current assets		2,319
Current liabilities	(500,815)	(787,736)
Non-current liabilities	(2,000,000)	(1,032,657)
Equity	(2,499,012)	(1,798,707)
Company’s carrying amount of the investment	-	-

Revenue	269,203	413,299
Expenses	(537,009)	(2,018,992)
Loss for the year	(267,806)	(1,605,693)
Company’s share of the loss (i)	-	-

Carrying value of the BCT investment
Investment brought to account at cost	680	680
Share of the joint venture’s loss 1.	(680)	(680)
Closing carrying value of the investment	-	-

1.	As the investment in the joint venture has been written down to nil, no share of the joint venture’s loss has been brought to account in the Company’s loss from ordinary activities for the current financial period.

Note 26	Investments

During the reporting period, the Company increased its holdings in strategic investments as follows:

(i)	As previously outlined the Company announced it had entered into a Binding Term Sheet with Canadian based Triage Technologies Inc (“Triage”) will license AHI the Triage AI Derma Engine, and the companies will work together to integrate Triage’s technology into the AHI platform, which also includes “FaceScan” and “BodyScan”. Triage has developed a dermatological AI system that can identify skin conditions from a photo and the AHI team, with its ‘on-device’ expertise, intends to advance the AI engine of Triage to be an on-device, ready-to-use application for end users. Under the binding agreement with Triage, the Company will invest a total of up to US$6 million for an equity stake in Triage. The investment will comprise US$3 million in cash and US$3 million in AHI ordinary shares. At 30 June 2022, the Company had made cash payments in total of US$3 million and recognises this as an investment on the Statement of Financial Position. To date no ordinary shares have been issued to Triage. Once all the cash and shares have been paid to Triage, the Company will be issued an equity interest in Triage equalling 15.19% on a fully diluted basis.

Note 26	Investments (continued)

Subsequent to the lodgement of the Company’s 2022 Annual Report, pre-opening 13 October 2022, with the ASX, the Company engaged an accredited Canadian Valuer to prepare a valuation of the Company’s investment in Triage at 30 June 2022. The Valuer’s Valuation Report provided the Company with an implied fair value of its investment in Triage at 30 June 2022 of AUD$2,565,082 after provision for impairment. As the implied fair value of the Company’s Investment in Triage is of a material amount, the Directors of the Company have decided to bring this amount to account at 30 June 2022, resulting in a material revision to the Company’s 2022 Annual Report and a reissue thereof.

(ii)	As previously announced on 20 May 2021, the Company entered into a Binding Term Sheet with US-based on-device blood pathology company Jana Care Inc. (“Jana”). Subject to due diligence being completed. AHI have the right to invest a total of up to US$8,000,000 into Jana, comprising: (i) an option to invest US$5,000,000 in cash; and (ii) subject to shareholder approval, an option to invest up to US$3,000,000 in Jana in AHI ordinary shares. AHI will not be making a further investment in Jana Care Inc as previously contemplated. In addition, in May 2021, AHI invested US$500,000 in a convertible note round being offered by Jana.

(iii)	On 14 December 2021, AHI announced that it had terminated the proposed acquisition of Physimax Technologies Limited (“Physimax”) by mutual consent of the parties. Under the terms of the termination agreement. Physimax repaid 100% of capital advanced to the company under the previously executed binding term sheet. AHI received USD$180,000 as full and final payment under the termination.

(iv)	Body Composition Technologies Pte Limited (“BCT”), is a majority-owned joint venture between AHI and Gold Quay Capital formed in 2017. During the financial year of 2020, the Company participated in a convertible note fundraising undertaken by BCT to the value of A$670,833 to increase its holding in BCT to up to 54% upon conversion. To date, the Company has not converted the note and has extended the redemption date to 30 October 2022. The convertible notes are unsecured, and earn interest at 8.5% per annum. The notes can be converted at any time prior to the redemption date.

The recoverable amounts of the Company’s investments are reviewed at each reporting date. As the above investments are in unlisted entities, the determination of recoverable value is subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to continue with provisions for impairment against each of its investments, as shown in the table below. When the Company can make a more accurate determination of recoverable value, the Company will re-assess whether a provision for impairment is still required for its investments.

	Restated Triage	Jana Care	BCT
	A$	A$	A$
Balance at 1 July 2021	1,362,717	690,153	680,008
Additional investment	3,126,950	-	-
Interest and other costs	-	83,031	16,771
Foreign exchange movement	(10,779)	(20,903)	-
Provision for impairment	(1,913,806)	(752,281)	(696,779)
Balance at 30 June 2022	2,565,082	-	-

Note 27	Loans to other entities

Bearn, Inc (“Bearn”) has developed an application that allows for the gamification and engagement of health users by rewarding users for achieving health goals. In January 2021, the Company entered a Joint Marketing Agreement (the “Bearn Agreement”) with Bearn). Pursuant to the Bearn Agreement, the Company has funded a total of US$500,000 to Bearn over 4 tranches. The loan is secured over Bearn’s software and separately a pledge over the interests of Bearn’s founder, Mr. Aaron Drew. Under the terms of the agreements, Bearn has undertaken to use the funds advanced by the Company to integrate the AHI scan capabilities and launch with a target to deliver 1 million active monthly users to the Company within 12 months from Launch. If Bearn fails to achieve this target, the loan and interest becomes repayable in 15 months from the date of the promissory note, which has been extended to October 31, 2022. If Bearn achieves this target, the repayment date will be extended for a further 12 months. The Bearn Agreement contains certain warranties, indemnities and limitations of liability by both parties. The loan attracts interest at 8% for the first 12 months and thereafter a sliding scale of interest (15% to 0%) applies depending on the number of monthly active users. Should the number of active monthly users reach 2 million, the loan will be forgiven. The maturity date depends on Bearn achieving 1 million active monthly users. If the target is not achieved, then the loan and accrued interest is repayable in 15 months. If Bearn achieves the target the repayment date will be extended for a further 12 months.

The value of the Bearn loan at 30 June 2022 is A$803,072, which includes accrued interest of A$55,354. The Company has fully impaired the value of the Bearn loan at 30 June 2022.

Note 28	Events Subsequent to the Reporting Date

On 5 August 2022, the Company settled the acquisition of South African registered Vertica Health (Pty) Ltd (“Vertica”) by acquiring all its shares for the issue of 1,500,000 ordinary shares in the Company, escrowed for 24 months from date of issue, and a payment USD $100,000. Under the Agreement to acquire Vertica, a further payment of USD $250,000 is payable to the vendors on 12 months from the date of acquisition and a final payment of USD $250,000 is payable to the vendors on 24 months from the date of acquisition. The Company has acquired Vertica to bring its software products into AHI for use with other B2B clients and partners. The acquisition is considered to be an asset acquisition and not a business combination for accounting purposes.

On 2 September 2022, the Company announced that it had entered into an Arrangement Agreement with Canadian listed wellteq Digital Health Inc. (CSE:WTEQ) (OTCQB:WTEQF) (“wellteq”) whereby AHI will acquire all of the outstanding shares of wellteq in an all-share acquisition, subject to wellteq shareholder and regulatory approvals. Pursuant to the terms of the Arrangement Agreement, wellteq shareholders will receive one (1) ordinary share in AHI for every six (6) wellteq common shares held. Subject to the required approvals being obtained, AHI will issue a total of approximately 17,804,587 ordinary shares in total consideration for 100% of wellteqs’ shares. Following completion of the proposed acquisition, wellteq shareholders will in aggregate hold approximately 9.573% of AHI’s issued capital. AHI and wellteq anticipate that the closing of the acquisition will occur in late November 2022. On 24 November 2022, a special meeting of wellteq shareholders voted 100% of the votes cast to approve the Arrangement. Following this over whelming vote of wellteq shareholders, on 30 November 2022, the Supreme Court of British Columbia, Canada, approved the Transaction. The wellteq Arrangement was completed on 6 December 2022, which saw the issue of 17,804,587 ordinary shares in the Company on 6 December 2022, in favour of the wellteq shareholders as consideration shares valued at $1,673,631. At 30 November 2022, wellteq had an (unaudited) net liability position of $741,061, suggesting provisional intangible assets acquired of $2,414,692. Given the proximity of transaction completion to the date of this financial report – reissued, the initial accounting for the business combination, including the determination of the fair value of any identifiable intangible assets acquired, is incomplete.

On 1 December 2022, Dr Katherine Iscoe resigned as the CEO of the Company and remains as an Executive Director of the Company. On the same day, Mr Scott Montgomery, was appointed as CEO and Executive Director of the Company and Dr Peter Vaughan was appointed a Non-Executive Director of the Company.

On 8 December 2022, the Australian Securities & Investments Commission approved the change of the Company’s name to Advanced Health Intelligence Ltd, following the passing of a special resolution of the Company shareholders at the Annual General Meeting held on 29 November 2022. As this report is for the year ended 30 June 2022, the Company has not shown the change of name on this report.

Note 28	Events Subsequent to the Reporting Date (continued)

The impact of the Coronavirus (“COVID-19”) pandemic is ongoing for the company up to 30 June 2022, it is not practicable to estimate the potential impact, positive or negative, after the reporting date. The situation continues to develop and is dependent on measures imposed by the Australian Government and other countries. However, compared with last year, there is some room for optimism that Australia and other countries may have seen the worst of COVID-19.

Other than as already stated in this report, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the consolidated entity to affect substantially the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 29	Auditor’s Remuneration

Total remuneration paid or payable to auditors during the financial year:

	2022	2021
	A$	A$
Audit and review of the Company’s financial statements
- PKF Perth	159,900	47,450
- PKF Brisbane Audit	95,000	12,500
Taxation services - PKF Perth	13,300	12,551
Other services – PKF Perth	3,500	12,179
Total	271,700	84,680

Note 30	Parent entity information

	Parent
	Restated 2022	2021
	A$	A$
Loss after income tax	(19,962,718)	(14,060,992)
Total comprehensive loss	(19,962,718)	(14,060,992)

Statement of financial position
Total current assets	6,925,107	3,321,155
Total non-current assets	3,852,108	2,100,045
Total assets	10,777,215	5,421,200

Total current liabilities	2,044,842	1,126,848
Total non-current liabilities	62,861	2,316,267
Total liabilities	2,107,703	3,443,115

Net assets	8,669,512	1,978,084

Equity
Issued capital	61,822,859	39,213,793
Reserves	9,338,100	5,293,019
Accumulated losses	(62,491,447)	(42,528,728)
Total equity	8,669,512	1,978,084

Note 31	Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Leve l	Level 2	Level 3
	A$	A$	A$
Consolidated – 2022
Unlisted shares [1]	-	-	2,565,082
Total	-	-	2,565,082

Consolidated – 2021
Unlisted shares [1]	-	-	-
Total	-	-	-

Note: 1 There were no level 1 and/or 2 assets held in 2022 (2021 A$-). There were no level 1, 2 and/or 3 liabilities held in 2022 (2021 A$-).

There were no transfers between levels during the financial year.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation technique for value measurements categorised within level 3

The basis of the valuation of the investment in Triage Technologies Inc. (“Triage”) is fair value as defined by AASB 13 Fair Value Measurement. As Triage resides in Canada, the Triage investment at 30 June 2022 was valued by an accredited Canadian valuer using a discounted cash flow (“DCF”) model.

Note 31	Fair value measurement (continued)

The DCF method is an income-based valuation technique where it views the collection of business assets as a stream of future earnings arising from its potential to generate revenue from its unique assembly of tangible and intangible operating assets. The fair market value of this earnings stream is determined by applying a weighted average cost of capital (“WACC”) to the debt free discretionary cash flow. The WACC includes a risk premium in addition to the risk-free interest rate to estimate the expected rate of return associated with forecast earnings.

After discounting the aggregate of the DCF and capitalised terminal year cash flow with the WACC results in the present value of cash flows.

The level 3 unobservable inputs include forecast earnings (including a long-term growth rate of 2%), and a WACC of 28.51%. The estimated fair value would increase (decrease) if the forecast earnings were higher (lower) or the WACC was (higher) lower.

Triage is an unaudited private company that continues to be a development stage firm with marginal revenues and material operating losses through 30 June 2022. Accordingly, the forecasts and assumptions underlying the estimated fair value are subject to significant uncertainties which are often outside the control of the consolidated entity. In the event that forecasts and assumptions are not achieved, there exists a material uncertainty as to whether the fair valuation determined will be achieved and the carrying value of the investment will be recoverable. The financial statements do not include any adjustments relating to the recoverable value of the investment should the forecasts and assumptions used in the fair valuation not be achieved.

Level 3 asset

Movement in the level 3 Triage investment during the current and previous financial year are set out below:

Consolidated	Triage Investment
A$
Balance at 1 July 2020	-
Additions	1,362,717
Impairment recognised in profit or loss	(1,362,717)
Balance at 30 June 2021	-
Additions	3,116,171
Impairment recognised in profit or loss	(551,089)
Restated Balance at 30 June 2022	2,565,082