Form 20-F
period 2023-06-30
Advanced Health Intelligence Ltd
filed 2023-10-31
CIK 1815436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Mr Scott Montgomery

Chief Executive Officer

71-73 South Perth Esplanade

Unit 5, South Perth, WA 6151

Australia

+61 8 9316 9100 (phone)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing twenty eight Ordinary Shares	AHI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

217,703,969 Ordinary Shares, as of June 30, 2023

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

INTRODUCTION

Advanced Health Intelligence Ltd (AHI), formerly known as Advanced Human Imaging Ltd, MyFiziq Limited, and originally incorporated as Shrinkme Pty Ltd in 2014, has undergone significant transformation and growth. With a series of name changes reflecting its evolving mission, AHI has become a global leader in digital health, committed to redefining health screening and proactive health management.

At the core of AHI’s innovation, we have developed and patented a proprietary measurement/dimensioning technology. This proprietary measurement and dimensioning technology enables users to privately check, track, and accurately assess their body dimensions and chronic disease risk markers using only a smartphone. AHI’s technology is embedded in the software programs and apps of global partners, reaching audiences across sectors such as mobile health (mHealth), Telehealth, life and health insurance and now targeting population health with Governments.

AHI’s key offerings include:

●	Body Dimension and Composition Assessments: Enabling the identification of obesity-related comorbidities such as diabetes.

●	Blood Biomarker Prediction: Including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging: Providing vital signs and cardiovascular disease risk estimates.

●	On-Device Dermatological Skin Identification: Recognizing 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Since its inception, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. The technology has evolved into a robust suite of solutions symbolizing the future of digitized healthcare. AHI’s world-class team of machine learning and AI experts, computer vision specialists, and medically trained data scientists ensures that the company remains at the cutting edge of health-tech innovation.

The principal listing of our ordinary shares and unlisted options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since November 2021, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “AHI”. The Bank of New York Mellon, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents twenty-eight (28) of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our”, “the Company”, “AHI” and “Advanced Health Intelligence” mean Advanced Health Intelligence Ltd and its subsidiaries, unless otherwise indicated.

Our financial statements have been prepared in accordance with Australian Accounting Standards (“AASB”). The AASB has adopted both the International Accounting Standards (“IAS”) as well as the International Financial Reporting Standards (“IFRS”), as issued by the IASB.

On June 30, 2023, we effected ratio change of the Company’s American Depositary Shares (ADSs) to our non-traded ordinary shares from the previous ratio of one (1) ADS representing seven (7) ordinary shares to the new ratio of one (1) ADS representing twenty-eight (28) ordinary shares. The ratio change has the same effect as a reverse split of the existing ADSs of 1 new ADS for every 4 old ADSs. Unless specified otherwise, and except as provided in the financial statements and footnotes thereto, all references in this Annual Report to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to these reverse stock splits.

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

In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars” or “$” are to the currency of Australia.

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

We may be unable to achieve our expected growth or go-live with our product in the anticipated timelines, based on factors outside of our control. We have only generated very minimal recurring revenues to date as our partner releases have only commenced in late 2022 and there is a degree of uncertainty associated with predicting future revenue with a broader understanding of adoption and retention. Until we have ascertained the level of uptake with already contracted partners, this will form part of our focus and process.

We have historically incurred significant losses and there can be no assurance as to when, precisely, we will achieve breakeven or maintain profitability, despite our low overhead expenditure.

During the 12 months ended June 30, 2023, we realized a net loss of $12,827,177 compared with a net loss of $20,076,843 for the 12 months ended June 30, 2022. Given the numerous risks and uncertainties associated with the development of our products and business, we are unable to predict with absolute certainty the extent of any future losses or when we will become profitable. While our overheads are quite low, maintaining operating losses in the future will have an adverse effect on our cash resources, shareholders’ equity and working capital. Our failure to become and remain profitable could depress the value of our stock and impair our ability to raise capital, expand our business, maintain our development efforts, diversify our portfolio of partner companies, or continue our operations. A decline in our value could also cause you to lose all or part of your investment in our Company.

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

We expect to derive most of our revenue by charging fees in connection with the usage and licensing of our applications and technologies. We must make product rollout decisions and commit significant resources well in advance of the anticipated introduction of new applications and technologies. The release of our applications and technologies by our customers (we are ‘business-to-business’ (“B2B”), while our customers have the relationship with the end user) may be delayed, may not succeed, or may have a shorter life cycle than anticipated. If the applications are not released when anticipated or do not attain wide market acceptance, our revenue growth may never materialize, we may be unable to fully recover the resources we have committed, and our financial performance will be harmed. AHI has recently evolved its commercial model to offset utilization risk by being priced into our B2B partners offering meaning that AHI is paid irrespective of end-suer utilization of AHI technology. This is demonstrated in the commercial partnership with our digital pharmacy partner, Pharmak, in UAE and Saudi Arabia where AHI will be paid 1.6% of gross prescription value of every Pharmak user.

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

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition using our patents, service marks and other proprietary intellectual property, including our names and logos. We have patents in selected global jurisdictions, with prior art dating back to December 4, 2014. We have been issued 19 patents, 1 of each in Australia, Canada, China, the EU and the USA, 2 of each in Hong Kong and Singapore, 3 of each in Japan and New Zealand, and 4 in the Republic of Korea. We have 11 patent-pending submissions; 1 each in Australia, China, India, and Singapore, 3 with PCT (Patent Corporation Treaty) and 4 in the USA. We also have updated applications to 11 of our existing issued patents to further protect our IP in process. No assurance can be given that our patent-pending submissions or the additional patent applications which is in process will be approved. If our patent-pending submissions or the additional patent applications which is in process are not approved, our ability to expand or develop our business may be negatively affected.

We have established trademarks to protect our brand globally in key jurisdictions including: the USA, Korea, New Zealand, Hong Kong, the EU, the UK, Japan, and Australia. We currently have 2 applications pending each in both Canada and India.

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

As of June 30, 2023, members of our management team and board beneficially own approximately 22.6% of our outstanding Ordinary Shares, Performance Rights and Options. In addition, one shareholder owns approximately 15.6% of our outstanding Ordinary Shares. As such, management and these shareholders own approximately, in the aggregate, 22.6% of our voting power. As a result, management and the aforementioned shareholders may have the ability to control substantially all matters submitted to our shareholders for approval including:

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

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act 2001, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under “Description of Share Capital” as well as our Constitution, which is included as an exhibit to this annual report.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of June 30, 2023, approximately 2.41% of our outstanding Ordinary Shares (including Ordinary Shares in the form of ADSs) are held by U.S. residents.

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

We cannot predict if investors will find the Ordinary Shares or ADSs less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for the Ordinary Shares or ADSs and the price of the Ordinary Shares or ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of our IPO occurred.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2023, we believe that we were not classified as a passive foreign investment company, or “PFIC”, for the taxable year ended June 30, 2023. Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2023, we believe that we would not be classified as a PFIC for the taxable year ended June 30, 2023. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from our IPO in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

Our legal and commercial name is Advanced Health Intelligence Ltd. We were incorporated on October 1, 2014 as “Shrinkme Pty Ltd” under the Australian Corporations Act 2001. On February 17, 2015, we changed our name to “MyFiziq Pty Ltd” and on June 12, 2015 we changed our name to “MyFiziq Limited” and accordingly changed our status to a public company. On March 5, 2021, we changed our name to “Advanced Human Imaging Ltd.” On December 8, 2022, we changed our name to “Advanced Health Intelligence Ltd”.

Our registered office and our principal executive offices and headquarters are located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia and our phone number is +61 8 9316 9100. We maintain a corporate website at www.ahi.tech. The information in our website is not incorporated by reference into this annual report.

Recent Developments

Study and the Role of Stellenbosch University

AHI is committed to ensuring the effectiveness and accuracy of our proprietary multi-sensor data set captured via our biometric health assessment (BHA), which will be demonstrated by the initiation of a joint study with globally respected Stellenbosch University. The current phase of the study is designed to rigorously test and evaluate the capabilities of AHI’s BHA, which encompasses a contactless method using only a smartphone and multi-sensor method to create an impressive 61 health outputs, resulting in 41 biometric captures across five significant health and disease categories – cardio-respiratory, body composition, estimated blood biomarkers, metabolic health and mental health.

To undertake this crucial process, AHI has selected Stellenbosch University, renowned for its exceptional research history and extensive expertise in healthcare. The university’s sterling reputation and scientific rigor make them an ideal collaborator for this and future studies. With their profound knowledge and commitment to excellence, Stellenbosch University brings invaluable insights and a meticulous approach to the verification of our biometrically driven outputs which have been captured and computed using four sensors exclusively on a smartphone – no additional equipment or medical professional required.

We are pleased to share that significant progress has already been made in the initial phase of the study. In fact, the initial phase involved testing AHI’s BHA on the first 20 subjects, yielding some highly valuable correlative biometric data sets and promising results. Across the 20 subjects, 18 of which, we have observed clinical relevance, affirming the efficacy and accuracy of our technology in stratifying biometric health risk utilising a completely non-invasive and contactless method.

This remarkable achievement underscores the robustness and reliability of our sensor set, and it reinforces our confidence in the transformative potential of our smartphone-based biometric health assessment. The relationship with Stellenbosch University further strengthens the credibility and reliability of our technology, instilling confidence in the broader healthcare community.

As the study progresses, we remain committed to ensuring the highest standards of scientific rigor and meticulousness. By subjecting our multi-sensor capture to rigorous testing and evaluation, we aim to establish a solid foundation for its widespread implementation and adoption globally. This collaborative effort will contribute to shaping the future of healthcare and reinforce our position as a trusted provider of cutting-edge health technology solutions.

FDA Submissions Underway

AHI has made an initial submission to the FDA by section 513(g), The purpose of a Section 513(g) submission is to obtain clarification on the regulatory pathway for a medical device. This will provide AHI with the appropriate guidance from the FDA before submitting a formal application. The FDA is currently reviewing the request and AHI is awaiting written feedback.

The current submission is seeking categorisation of the AHI BodyScan to be specifically used in the identification and tracking of obesity. AHI’s long-term strategy is to seek FDA approval for the BHA under a 510K software as a medical device category. The Stellenbosch study will provide valuable data that will form part of these submissions.

NASDAQ cures listing price deficiency and regained compliance

On July 14, 2023, the Company advised the market that as the Company’s ratio change has taken effect, the ADSs have traded well above the US$1.00 for more than ten consecutive business days, NASDAQ staff wrote to the Company advising that its non-compliance had now been cured and the Company was now in full compliance with the NASDAQ continued listing rules.

AHI Signs Exclusive License with Changlin Network Technology Ltd

On August 4, 2023, Advanced Health Intelligence informed shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”).

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China. Changlin was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years’ experience in the health insurance sector spanning the globe and particularly mainland China. Using the “China 2030 health initiative” as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies. Now, Changlin will direct its resources to commercialise and bring AHI’s innovative, scalable digital healthcare solutions to the People’s Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country’s healthcare landscape through the power of advanced digital technology.

Changlin identified AHI’s innovative technology in 2019 when attending a demonstration by AHI with China’s 3rd largest Insurance company, China Pacific Insurance Company, CPIC. Changlin’s strategy is to leverage AHI’s technology through the support and initiatives the Chinese Government is encouraging with a need to improve the population’s health and healthcare accessibility. The Chinese government has initiated a comprehensive policy to actively encourage and foster innovation in the healthcare sector, with an emphasis on inviting local Chinese companies to scout, partner with, and bring cutting-edge technologies from around the globe. This strategic move aligns with the government’s vision to advance healthcare services and improve patient care in China. It underscores China’s commitment to modernise its healthcare system and infrastructure, accelerate digital health transformation, and, in doing so, meet the evolving health needs of its population. China is paving the way for a healthier and technologically advanced future by inviting global health innovation.

The intention is to provide individuals with AHI’s Biometric Health Assessment via the Changlin platform or application, identifying commonly known chronic disease indicators to triage the individual into the appropriate care pathways.

The broad commercial terms of the license with Changlin Network Technology Ltd are:

1.	Changlin is to pay AHI US$10 million within 90 days from the execution date of the agreements for the exclusive and perpetual right to AHI’s technology (“Upfront License Fee”). Changlin is in the process of obtaining finance to pay the Upfront License Fee, following which approval from the State Administration of Foreign Exchange of China (“SAFE”) will be sought.

2.	Following the receipt of SAFE approval, the Upfront License Fee will be paid, and AHI will grant Changlin the license.

3.	This period may be extended by mutual agreement.

4.	Changlin will pay AHI an annual license fee of US$5 million in addition to any revenue share.

5.	AHI will receive a 25% revenue share of Changlin’s gross sales. This revenue share will be paid quarterly in arrears.

6.	The agreement contains standard termination clauses as is customary in such arrangements.

7.	Changlin will localise the intellectual property (IP) and, if necessary, develop its own IP related to the licensed technology.

8.	Changlin may only commercialise the technology within the People’s Republic of China.

9.	Should Changlin create IP that AHI wishes to offer outside of China, AHI retains the unrestricted right to do so in all other jurisdictions globally.

10.	Changlin has been granted a 120-day standstill period during which AHI will not offer, sell, or enter negotiations with other parties within China.

11.	AHI will initially hold shares in Changlin of 50%.

12.	Changlin is targeting an initial public offering in 2024 (IPO); in such an event, AHI will maintain up to 25%, but not less than 20%, of its common shareholding in Changlin at the IPO.

AHI signs collaboration agreement with IntelliGen FZ-LLC

The collaboration between AHI and IntelliGen represents a ground-breaking initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI’s advanced technology with IntelliGen’s deep understanding of in-country needs and its founders’ extensive experience in healthcare provision and government collaboration.

At the heart of this collaboration is the purpose-focused digital health platform designed to tackle the nation’s high rates of chronic disease. The platform’s primary goal is to shift the healthcare paradigm from reactive to proactive, focusing on early identification and intervention of chronic diseases rather than episodic care when the problem has already manifested

Digitising healthcare is the key to making this shift. By leveraging IntelliGen’s and AHI’s integration of these cutting-edge technologies, we can collect, analyse, and interpret health data on a scale never before possible. This enables healthcare providers to identify at-risk individuals, monitor disease progression, and intervene at the earliest identifiable juncture. By doing so it will enable the introduction of proper care pathways before a health event happens, ultimately improving patient outcomes and overall healthcare efficiency.

IntelliGen is delivering a purpose-specific digital capability for the Saudi 2030 Health Initiative, which aims to revolutionise healthcare across all sectors. The Health Sector Transformation Program, a key component of this initiative, seeks to establish a comprehensive, effective, and integrated health system that prioritises the health of individuals and society, including citizens, residents, and visitors

The broad commercial terms of the Collaboration Agreement with IntelliGen FZ-LLC are:

1.	The agreement was made between IntelliGen Solutions FZ-LLC, a company incorporated under the laws of the Dubai Development Authority, and Advanced Health Intelligence Ltd (AHI),

2.	The initial term of the agreement will be for 12 months from the effective date and will automatically extend annually unless terminated by either party with 30 days’ notice prior to the end of the initial term.

3.	The partnership aims to establish AHI’s presence within both governmental and private entities across the Middle East, mainly focusing on Saudi Arabia. The goal is to commercialise AHI’s technology through IntelliGen Solutions.

4.	AHI UAE will form a Special Purpose Vehicle (SPV) to pursue commercial opportunities introduced by IntelliGen Solutions.

5.	IntelliGen will receive a revenue share from all opportunities introduced by IntelliGen.

6.	Revenue share will be calculated as 50% of revenue above AHI base commercial offering.

7.	The Agreement can be terminated by mutual agreement upon 90 Days written notice or with cause.

AHI signs Letter of Intent with UniSure Group

On September 23, 2023, AHI informed shareholders of the signing of a Letter of Intent (“LOI”) with Unisure Group (“Unisure”). Unisure and AHI have executed a Letter of Intent to develop and deploy a world-first digital underwriting solution utilising AHI’s revolutionary smartphone-based biometric health risk assessment. The intent of the relationship is to create a series of innovative insurance offerings by leveraging AHI’s technology with SCOR’s wealth of Reinsurance knowledge to service the global retail insurance market. Partnering with Unisure and SCOR presents a unique opportunity that will utilise the proprietary AHI digital blood biomarkers and phenotypical data combined with insurers’ rich actuarial and underwriting data to develop and design new digital underwriting solutions.

AHI signs collaboration agreement with Bin Farhood International Business Management Group LLC

On September 12, 2023, AHI informed shareholders of the signing of a Collaboration Agreement with Bin Farhood International Business Management Group LLC (“Bin Farhood Group”). Under the Collaboration Agreement, the Bin Farhood Group will act as an introductory agent for AHI to government and private organisations throughout the Middle East and North Africa region that might use and commercialise the AHI technology, and/or invest to support AHI’s endeavours.

Our capital expenditures for 2023, 2022, and 2021 amounted to approximately $171,557, $86,269 and $23,453, respectively. These expenditures were primarily for IT equipment. Since the start of the 2017 financial year, AHI has incurred R&D expenses in excess of $8.2 million, relating to the development of our applications and technologies. We intend to continue to invest in our R&D capabilities to extend our platform and bring our measurement and biometrics technologies to a broader range of applications.

B.	Business Overview

Overview

AHI is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions that symbolize the future of digitized healthcare.

Our key offerings include:

1.	Body dimension and composition assessments enabling the identification of obesity-related comorbidities such as diabetes.

2.	Blood biomarker prediction, inclusive of HbA1C, HDL, LDL, and Triglycerides among others.

3.	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

4.	On-device dermatological skin identification, capable of recognizing 588 skin conditions across 133 categories, including Melanoma.

5.	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy. At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

We have meticulously developed and patented a cutting-edge mobile phone based technology This proprietary imagining and sensor set capability is designed with a specific focus on the identification and assessment of known risk markers related to chronic diseases. Using only a smartphone, users can privately check, track, and accurately evaluate their body dimensions and potential health risks associated with chronic conditions.

Our global partners, who span sectors such as mobile health (“mHealth”), Telehealth, Wellness, Life and Health Insurance, and Governments utilize our technology through our proprietary SDKs. These partners have extensive audiences, and individual users (“User(s)”) can access our innovative technology components embedded within the partners’ software programs and apps. The emphasis of BodyScan on chronic disease risk identification sets it apart as a vital tool in modern health management.

AHI has pioneered the development of the Biometric Health Assessment (BHA), a transformative digital tool designed to revolutionize patient care by focusing on the early identification and intervention of chronic disease risk. Grounded in decades of medical and scientific research, the BHA leverages a proprietary combination of multiple sensor sets integrated within the smartphone interface, offering a comprehensive and holistic approach to health assessment.

This innovation minimizes human error and provides accurate, low-cost, and reliable data accessible to the majority of the world’s smartphone users. By capturing and analyzing a wide array of biometric data, including vital signs, body fat percentages, and estimated blood lipid profiles, healthcare professionals can detect early warning signs of chronic diseases such as cardiovascular conditions, diabetes, respiratory disorders, and mental health disorders.

The importance of early identification cannot be overstated. It promotes timely interventions like lifestyle modifications, targeted treatments, and preventive measures, significantly slowing the progression of chronic diseases. This proactive approach not only enhances individual health outcomes but also results in substantial cost savings for both private and public payors of healthcare, potentially saving billions of dollars in healthcare costs.

AHI’s commitment to augmenting healthcare is evident in our technology’s design, which aims to work in harmony with existing care providers and systems. Our technology does not seek to replace medical practitioners but rather empowers them with accurate and comprehensive data, enabling more informed decisions and personalized care. The integration of our sensor sets within the mobile phone interface allows for seamless health assessing, screening, and monitoring, enhancing the capabilities of healthcare professionals rather than replacing them.

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

With the increased requirement of medical surveillance and remote healthcare services due to the COVID-19 pandemic, we have strategically acquired, partnered and invested into the expansion of our information capturing capabilities with the addition of vital signs data (FaceScan) using transdermal optical imaging (“TOI”) allowing AHI to develop a Health Risk Assessment Report which provides an expanded risk assessment to individuals via our technology partners through the Vertica acquisition.

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

Biometric Health Assessment

Advanced Health Intelligence (AHI) has pioneered the development of the Biometric Health Assessment (BHA), a transformative digital tool designed to revolutionize patient care by focusing on the early identification and intervention of chronic disease risk. Grounded in decades of medical and scientific research, the BHA leverages a proprietary combination of multiple sensor sets integrated within the smartphone interface, offering a comprehensive and holistic approach to health assessment.

This innovation minimizes human error and provides accurate, low-cost, and reliable data accessible to the majority of the world’s smartphone users. By capturing and analyzing a wide array of biometric data, including vital signs, body fat percentages, and estimated blood lipid profiles, healthcare professionals can detect early warning signs of chronic diseases such as cardiovascular conditions, diabetes, respiratory disorders, and mental health disorders.

The importance of early identification cannot be overstated. It promotes timely interventions like lifestyle modifications, targeted treatments, and preventive measures, significantly slowing the progression of chronic diseases. This proactive approach not only enhances individual health outcomes but also results in substantial cost savings for both private and public payors of healthcare, potentially saving billions of dollars in healthcare costs.

AHI’s commitment to augmenting healthcare is evident in our technology’s design, which aims to work in harmony with existing care providers and systems. Our technology does not seek to replace medical practitioners but rather empowers them with accurate and comprehensive data, enabling more informed decisions and personalized care. The integration of our sensor sets within the mobile phone interface allows for seamless health assessing, screening, and monitoring, enhancing the capabilities of healthcare professionals rather than replacing them.

What is a Biometric Health Assessment, and how does it work?

A Biometric Health Assessment (BHA) is an innovative process developed by Advanced Health Intelligence, leveraging smartphone capabilities to evaluate an individual’s health. Here’s how it’s done:

NB: As the methodology and data convergence used by developed by AHI is proprietary, we are unable to share exact metrics used however, here is the stepped process.

1.	FaceScan: The process begins with facial scans, aiming to determine the probability of an individual’s blood pressure risk zones. Alongside this, the BHA gathers data like demographic information, family history of diseases, daily activity intensity, chronic medication usage, and smoking status.

2.	Using a Photoplethysmogram or PPG, Resting Heart Rate Measurement: In this stage, the user’s resting heart rate is captured while in a supine position, helping in evaluating the baseline heart health.

3.	Using BodyScan: Body Composition Analysis: The smartphone conducts a body scan during this phase, measuring aspects like body fat percentage, waist and hip circumference. These measurements give an understanding of the individual’s body composition.

4.	Cardiovascular Fitness Evaluation: This step involves a three-minute step test, followed by a heart rate measurement using the smartphone. It helps in assessing cardiovascular fitness levels.

5.	Comprehensive Analysis and Assessment: After the data collection, a complete evaluation is performed, offering estimates on various health metrics such as cholesterol levels, HbA1c, CRP, fitness-based risks, and more. This information is backed by peer-reviewed scientific publications and real-world testing, making it highly credible.

6.	Health Risk Assessment Report (HRA) provides an expanded risk assessment to individuals via our technology. AHI has scientifically validated algorithmic assets that leverage smartphone sensor data, obtainable in conjunction with AHI’s BodyScan and FaceScan, to produce a range of additional measures related to human mortality and morbidity risk. By leveraging these combined captures, we are able to model metabolism and metabolic syndrome progression. These measures include, digital blood lipid biomarkers (Total Cholesterol, LDL Cholesterol, HDL-C Cholesterol, and triglyceride levels), inflammation biomarker, C-reactive protein, visceral adiposity index (VAI), lipid accumulation product (LAP), cardiorespiratory fitness, fasting blood glucose, an estimated number of metabolic syndrome components present in the individual, brachial-ankle pulse wave velocity (which is a measure of cumulative damage of the circulatory system), and 10-year cardiovascular disease risk.

The BHA is a multi-step process that employs facial scanning, heart rate measurements, body composition analysis, and cardiovascular fitness tests. It offers an in-depth and scientifically grounded view of an individual’s health status through complex algorithms supported by extensive testing and research. It’s an exciting integration of technology with healthcare, offering accessible and personalised insights right from a smartphone.

DermaScan

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

Our BodyScan image dimensioning capabilities have been combined with DeepAffex and TOI to provide a total health screen from a smartphone. The combined digital capabilities of the two companies provides a health screen that can be used by Users/individuals between the ages of 15 – 120 years. The non-invasive, combined solution delivers a far greater suite of risk identification than the User would obtain as individual offerings, and all of this information is processed with complete privacy to the User, culminating in that individual being given information and/or assessments on multiple levels: blood pressure, stress levels, heart rate, heart rate variability, irregular heartbeat, respiratory rates, total body fat, waist to height ratio, waist to hip ratio, cardiovascular disease risk, Type 2 Diabetes risk, stroke risk, obesity/central obesity risk, and metabolic syndrome risk.

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

Under the binding Terms Sheet, which was announced on the ASX on October 8, 2020, Triage will license us the Triage AI engine, and the companies will work together to integrate Triage’s technology the CompleteScan platform, which also includes NuraLogix’s FaceScan, and our BodyScan. Our team, with its ‘on-device’ expertise, intends to advance the AI engine of Triage to be an on-device, ready-to-use application for Users.

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

Governments and Health Agencies - Population Health

Governments around the world are grappling with the escalating costs of chronic diseases, which account for up to 86% of healthcare spending. Early intervention and detection of chronic conditions could prevent significant health events and reduce this financial burden. Leveraging technology to develop population screening capabilities can be a transformative approach in this direction.

Here’s how the functionality of the AHI technology can be adapted for governmental use in early detection and intervention of chronic disease:

●	Population health screening: AHI’s biometric health assessment is compatible with the majority of smartphones globally offering governments, large healthcare providers and insurers to avail 24x7 access to entire populations to self-assess and risk-stratify biometric markers of the five major health categories – cardio respiratory, cardio metabolic, body composition, blood biomarkers and mental health. These categories include the major morbidity and mortality conditions of Type 2 Diabetes and cardio vascular disease. As these screening methods do not require a health professional and can be self-performed at any time we can now offer a radical increase in access to non-invasive biometric screening tools for much more screening and therefore earlier identification of risk signals triggering early intervention opportunities.

●	Risk categorisation and triage: The biometric health screening results are categorised into risk tiers enabling easy to understanding of health results for the general population to prioritise health professional consultation urgency based on risk. This offers the user a self-triage insight to proactively seek out care, and, offers AHI partners the opportunity to make recommendations or facilitate actions based on the same risk-stratified results. For example offering a recommendation to seek physician consult quickly or immediately telehealth consultation. This risk based user-reporting transforms biometric risk detection into actional insights and earlier interventions.

●	Health monitoring: AHI health scans can be conducted in as little as 30 seconds and a full biometric assessment can be conducted in 10-15 minutes offer the ability for multiple assessment repetitions per day enabling monitoring of up to 61 health outputs on an at-least daily frequency if required. This non-invasive, smartphone administered and short duration process offers remote patient monitoring capabilities for major biomarkers of many chronic health conditions, and being digital is a far more affordable alternative to traditional physician administered, or requiring multiple additional and more cumbersome hardware devices that can be invasive. A higher frequency biometric data capture offers more acute response to therapeutic effect and treatment plans for ultimately a more personalised and efficacious healthcare.

●	Integrated and interoperable healthcare: AHI’s technology can be integrated into, and assist integration of other healthcare services for a broader and more inclusive health strategy. This provision of an accessible and efficient method of health management aligns with the global shift towards equitably accessible and personalised healthcare, empowering individuals to take control of their health and supporting healthcare providers in delivering more targeted care.

●	Economic Impact: The ability to track biometric change is vital for individual health and has significant economic implications. Early detection and intervention can lead to substantial cost savings in healthcare, redirecting resources towards preventive care, education, and community health initiatives.

The adaptation of the AHI technology for governmental use can revolutionise the approach to finally realize accessible, affordable and effective chronic disease management. By focusing on early detection and personalised interventions, governments can enhance health outcomes and create a more sustainable and cost-effective healthcare system. The integration of these tools into existing healthcare frameworks can be a significant step towards a modern method of health management, addressing the urgent need to combat the growing burden of chronic diseases.

Market Opportunities by Business Segment

mHealth, and Telehealth

Digital technologies are becoming an essential resource for remote medicine and personalized care for individuals and groups. mHealth, Telehealth, is a large market with a reliance on the innovative technology present in smartphones becoming cheaper and more accessible to a global audience. Global companies such as Facebook, Amazon, Google, Samsung and Apple have invested heavily into their own healthcare service efforts, in addition to those from hospitals and universities. We see this business segment as pivotal given the increasing global proliferation of smartphones and the collection of data that can be linked to digital health records. Further, this field has been demonstrated across the global markets with the heavy investment currently made into the sector looking to enhance and acquire technologies which deliver these capabilities.

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

Current Partners in the mHealth segment include: Bearn, Biomorphik, Nexus-Vita, NuraLogix, Tinjoy, Activate Health, BizBaz, , Inter-Psy, and Triage.

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

Customer Acquisition and Marketing Strategy

Our customer acquisition and marketing strategy has been crafted and refined over several years, positioning our technology as a market leader in digital health assessment. This multifaceted strategy encompasses various elements that contribute to our growth and engagement with Partners.

Showcasing Technology:

Events and Conferences: We actively present our technology and its diverse functionality at industry-specific events, conferences, and showcases. These platforms allow us to demonstrate the various business verticals where our technology has the most impact.

Global Recognition:

Our presence in these forums has helped establish our brand and technology as a leading solution in the field of digital health assessment.

B2B Oriented Sales and Marketing Strategy:

Multi-Channel Approach: We have developed a global multi-channel sales and marketing strategy that is tailored to each focus industry described above. This approach ensures we reach our target audience effectively, catering to their needs and interests. Our sales and marketing teams, including senior management, support sales and customer success teams of our distribution partners, we deploy digital marketing campaigns (including podcasts, SEO and social media and hosted thought leadership content), physical networking at trade shows and events and industry leadership through interview invitations and keynote speaking at events.

Industry-Specific Engagement: By aligning our marketing efforts with the unique requirements of each industry outlined above, we ensure that our message resonates with potential Partners and Users across all channels with a coordinated and cohesive message.

Engaging Sales Personnel: AHI sales managers have geographical and customer segment focuses, this offers a best-in-class experience for our prospects and partners all while maximizing reach and internal efficiency for deal velocity and pipeline growth. Our Sales personnel and senior management are highly experienced in progressing and closing B2B contracts.

Strategic Locations: We have engaged sales personnel in key jurisdictions, including Canada and Singapore with distribution partners within the U.S., U.K. middle east and China, where our technology has significant potential for growth.

Industry Expertise: Enterprise sales are a complex coordination of multiple stakeholders who represent a prospective customer ranging from commercial, legal, technical, security and product expertise. Our sales team presents the various experts within AHI at required stages of the sales process to leverage the world-class expertise AHI holders internally. Our sales professionals also hold backgrounds specific to their focus industries in which they operate. Their expertise enables them to effectively understand and communicate our technology’s value to potential Partners.

Flexible Business Model:

Low-Price, High-Volume Approach: Our business model is driven by a strategy that emphasises affordability and accessibility. By offering our technology at a competitive price point, we aim to reach a broader audience. We have compared the time taken to complete our biometric health assessment with obtaining those same measurements through traditional healthcare methods. The AHI BHA takes between 10 minutes to 15 minutes to complete and obtain a health risk assessment report compared to an estimated 168 minutes for traditional methods. This estimation of 168 minutes is for consultation-only and excludes travel, waiting times and results turnaround. AHI’s BHA leverages on-device and micro-duration cloud computing and can therefore offer much more affordable unit pricing compared to that of health professional hourly rates.

Digital Communication Environments:

We leverage pre-existing environments that are already conducive to the use of digital communications. This approach allows us to integrate our technology seamlessly into various business verticals.

Partner Engagement and Monetization:

Enhanced Monetization Opportunities: Our strategy engages our Partners in a way that enables them to have additional monetisation of their activities and data flow. Over and above offering unprecedented access to biometric screening insights for all users AHI products can introduce new revenue streams for those services from multiple payors.

Understanding Customers: By providing valuable insights and tools, we empower our Partners to service and truly understand their own customers (Users). This understanding fosters stronger relationships and enhances customer satisfaction. We offer this customer understanding at a biometric level individually and also at a population level in the aggregate. The epidemiology analytics offers the ability to correlate and compare different biometric and risk trends effectively offering heatmaps of risk and change across an entire population

Our customer acquisition and marketing strategy is about promoting our technology and building meaningful connections with our Partners and Users. As this understanding grows its userbase, the understanding of entire communities in turn grows and indicates industry trends and correlations. By understanding the unique needs of different communities we then understand each industry, employing knowledgeable sales personnel, and offering a flexible and affordable business model, our strategy is robust and well-positioned to drive growth and success in the digital health assessment market.

Growth Strategy: Expanding Partnerships, Users, and Markets

As we transition into a growth phase, our technology and distribution channels are well-positioned to catalyze this expansion. Our strategic approach is multifaceted, focusing on contract execution, market penetration, ongoing innovation, intellectual property protection, strategic acquisitions, and geographical expansion. Here’s a detailed look at our growth strategy:

Contract Execution and Post-implementation Support:

Binding Agreements:

We have 12 binding agreements with global Partners across sectors including mHealth, Telehealth, Wellness, Life and Health Insurance, and the Fitness Industry. These Partners have a total audience of over 400 million.

User Growth:

Based on a minimum agreed User target with our Partners, we project a run rate of 4.9 million paying Users within the next three years, targeting a penetration rate of 1.0% - 5.0% within each Partner company.

Tailored Implementation:

Our growth strategy includes nurturing these agreements and customising the implementation of our technology with each partner to enhance the user experience. Collaboration and support in customer onboarding and feedback loops are integral to this process.

Market Penetration: Diverse Industries:

We aim to penetrate various industries within multiple verticals by identifying quality business partners with high-volume paying subscribers needing components of our Biometric Health Assessment and MultiScan platform (BodyScan, FaceScan, DermaScan).

Vertical & Market Expansion:

Currently operating in four major verticals and markets, we plan to enhance our reach within these areas and explore new ones.

Ongoing Investment in Innovation:

Technology Enhancement:

We are committed to investing in building and licensing new software capabilities, extending our platform to ensure accuracy and repeatability, and broadening the applications of our technology.

Competitive Edge:

This investment will also act as a barrier to entry for competitors, both new and established.

Intellectual Property Portfolio:

Patent Protection: Our issued patent portfolio covers BodyScan technology and provides patent blocking and out-licensing opportunities. Additional patents have been submitted for the combination of BodyScan with vital signs measurements through FaceScan.

Unique Offering: Our platform’s multiplatform offering (BodyScan, FaceScan, and DermaScan) and competitive ease of use, accuracy, and repeatability set us apart in the market.

Strategic Acquisitions:

Technology Advancement: In 2022, we made a number of strategic acquisitions that have significantly advanced our technology offering, positioning us at the forefront of the industry and will continue to pursue acquisitive opportunities in 2023 and 2024.

Geographical Expansion:

New Markets: We are expanding geographically with new markets opening up in China, the UAE, and Saudi Arabia, with continued expansion throughout South East Asia both broadening and deepening our global reach and impact.

Our principal growth strategy is driven by global health concerns and the need for fast, accurate, and useful consumer/patient-centric data. With the alarming fact that up to 86% of most governments’ healthcare spend is on preventable chronic diseases, our technology is poised to play a pivotal role in early intervention and detection. By leveraging our partnerships, innovation, and strategic expansion, we are preparing for the next phase of growth, aiming to revolutionise healthcare and contribute to a more sustainable and efficient system for all stakeholders involved.

Intellectual Property

We actively submitted patents globally, with prior art/inventive ownership dating back to 2015, reflecting our commitment to innovation and intellectual property (IP) protection. As of now, we have been issued 12 patents in major geographic locations, including Australia, China, Singapore, South Korea, Hong Kong, Japan, Canada, and the USA.

Our approach to intellectual property goes beyond mere patent filings. We continually lodge additional IP with each reconfiguration of the technology, encompassing the algorithms, methodology, and use case. This comprehensive strategy ensures that all aspects of our technology are safeguarded.

Furthermore, we regularly monitor our Research & Development (R&D) activities for potential patent knowledge gaps. This vigilance provides the basis for our continued formalised patent protection, updates to existing patent protection, and safeguarding of other core know-how and intellectual property assets. Our ongoing efforts to expand our IP portfolio across major geographic locations demonstrate our dedication to maintaining a competitive edge and protecting our technological advancements in the global market.

The following table is an illustration of our active patents and patent applications.

Owner Name*	Country	Official No.	Title	Status	Next Renewal Date
MyFiziq Limited	Australia	2015358289	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Canada	2969762	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	China	ZL 201580066271.X	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	China	201910393173.7	Imaging a Body	Pending	N/A
MyFiziq Limited	European Patent Convention	15864375.9	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Hong Kong	1240057B	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Hong Kong	42020002679.7	Imaging a Body	Issued	2025-12-04
MyFiziq Limited	India	201737020016	Imaging a Body	Pending	N/A
MyFiziq Limited	Japan	6434623	Imaging a Body	Issued	2023-11-16
MyFiziq Limited	Japan	6424293	Imaging a Body	Issued	2024-10-26
MyFiziq Limited	Japan	6559317	Imaging a Body	Issued	2024-07-26
Advanced Human Imaging Ltd	New Zealand	731721	Imaging a Body	Issued	2023-12-04
Advanced Human Imaging Ltd	New Zealand	761690	Imaging a Body	Issued	2023-12-04
Advanced Human Imaging Ltd	New Zealand	761693	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Republic of Korea	10-1894686-00-00	Imaging a Body	Issued	2024-08-28
MyFiziq Limited	Republic of Korea	10-1980503	Imaging a Body	Issued	2024-05-14
MyFiziq Limited	Republic of Korea	10-2290040	Imaging a Body	Issued	2024-08-10
MyFiziq Limited	Republic of Korea	10-2394593	Imaging a Body	Issued	2025-05-02
MyFiziq Limited	Singapore	11201703993R	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Singapore	10201806180V	Imaging a Body	Issued	2023-12-04
MyFiziq Limited	Singapore	10202001239P	Imaging a Body	Pending	N/A
MyFiziq Limited	United States of America	9,949,697	Imaging a Body	Issued	2025-10-24
Advanced Human Imaging Ltd	Australia	2022236936	Assessing Disease Risks from User Captured Images	Pending	N/A
Advanced Human Imaging Ltd	PCT	PCT/IB2022/000496	Predicting Health or Disease From User Captured Images or Videos	Pending	N/A
Advanced Human Imaging Ltd	United States of America	17/900,537	Predicting Health or Disease From User Captured Images or Videos	Pending	N/A
Advanced Human Imaging Ltd	United States of America	17/658,077	Predicting User Body Volume to Manage Medical Treatment and Medication	Pending	N/A
Advanced Human Imaging Ltd	PCT	PCT/IB2022/000191	Predicting User Body Volume to Manage Medical Treatment and Medication	Pending	N/A
Advanced Human Imaging Ltd	PCT	PCT/AU2022/050226	Assessing Disease Risks from User Captured Images	Pending	N/A
Advanced Human Imaging Ltd	United States of America	17/695,627	Assessing Disease Risks from User Captured Images	Pending	N/A
Advanced Human Imaging Ltd	United States of America	16/826,049	Imaging A Body	Pending	N/A

*	The Company is attending to having this change of name recorded with the relevant Intellectual Property authorities around the world to reflect its recent name change to Advanced Health Intelligence Ltd.

Duration of Patent Property Matters Owned

In Australia and most other countries, patent rights may be kept in force for a period of up to 20 years from the date of filing of the complete application on which the patent is granted, upon payment of regular renewal fees. This standard protection period provides a significant window for companies to capitalize on their innovations.

For the patent property matters owned by the Company, the relevant date is 20 years from December 4, 2015 (i.e., December 4, 2035). However, it’s essential to highlight that our company’s approach to intellectual property management goes beyond this initial 20-year protection period.

We recognize the dynamic nature of technology and the importance of staying ahead in the industry. Therefore, we continue to make adaptions and inventive changes to our IP. This ongoing innovation not only enhances our technology but also affords the Company extended protections. New IP is being granted from time to time, reflecting our commitment to continuous improvement and adaptation.

These strategic efforts ensure that our intellectual property remains robust and relevant, extending our competitive advantage beyond the initial 20 years granted under the first patents. By actively managing and evolving our IP portfolio, we are positioning ourselves for sustained success in the ever-changing technological landscape.

Broad Scope of Patent Property Matters Owned

The Company diligently monitors its research and development activity for knowledge providing basis for formalized patent protection, and other core know-how and intellectual property assets and has obtained or is seeking patent protection for its key product(s) in a robust and widespread manner that covers major markets via the patent property matters owned by the Company.

The patent property matters owned by the Company include granted patents and pending patent applications with a wide variety of differing scopes.

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

In addition to the foundational intellectual property rights, the company has implemented a comprehensive and ongoing IP protection regime that encompasses all new inventions, processes, and integrations of technologies with the core IP. This strategic approach is significant for several reasons:

Broad Scope of Protection: By extending protection beyond the core technology to include inventive combinations, integrations, and adaptations, AHI ensures that its intellectual assets are safeguarded in a rapidly evolving technological landscape. This broad scope of protection fosters innovation within the company while maintaining a robust defence against potential infringement.

Flexibility and Responsiveness: The ongoing nature of this IP protection regime allows AHI to be agile and responsive to technological advancements and market demands. As new inventions are developed or existing technologies are refined, the Company can promptly secure protection, maintaining its competitive edge.

Protection of Derived Data: Beyond the technology itself, AHI’s approach also encompasses the protection of the data derived from the integration or combination of technologies. This includes proprietary algorithms, analytical methods, and unique applications of the data. By safeguarding this valuable information, AHI enhances its position in data-driven sectors and ensures that its unique insights remain exclusive.

Enhanced Collaboration Opportunities: By having a clear and robust IP protection strategy, AHI can engage in partnerships and collaborations with confidence. Whether working with other technology providers, research institutions, or industry partners, the well-defined IP boundaries facilitate transparent and productive relationships.

Long-term Strategic Alignment: The ongoing IP protection regime aligns with AHI’s long-term strategic goals. By continually assessing and protecting new inventions and integrations, the Company ensures that its intellectual property portfolio remains relevant and strong, supporting sustained growth and innovation.

Legal and Commercial Strength: This approach provides a solid legal foundation for defending the Company’s rights and interests. It also enhances the commercial value of AHI’s intellectual property, making it a more attractive proposition for investors, licensees, and other stakeholders.

AHI’s ongoing IP protection regime is not merely a legal necessity but a strategic asset that supports innovation, collaboration, commercialization, and long-term growth. By taking a proactive and comprehensive approach to intellectual property management.

Research and Development

We conduct all our primary research and development in-house and employ Ph.D.-level experts in machine learning, computer vision, and other research. We engage universities and hospitals globally to aid in data collection to ensure that our digital health assessment capabilities remains both a global leader in the field and relevant to global needs.

Research and Development Team Expansion: The recent acquisitions have significantly expanded AHI’s research and development capabilities.

Multidisciplinary Team: A purpose-specific team of industry experts has been assembled.

Fields of expertise include:

●	Medical Science

●	Machine Learning

●	Computer Vision

●	Musculoskeletal Analysis

●	Insurance

●	Population Health

Focus on Scalable Health Screening:

●	Core mission: Deliver scalable health screening via a smartphone.

●	Utilises technology to provide accurate and accessible health assessments.

Role of the Expanded R&D Team:

●	Identifying unique use cases.

●	Developing algorithmic requirements for digitised outcomes.

●	Integrating varied skills to develop sophisticated solutions.

●	Addressing multifaceted challenges of modern healthcare.

Primary Focus and Vision:

●	Creating scalable, user-friendly solutions that democratise access to healthcare.

●	Innovating and leading in the digital health landscape.

●	Commitment to excellence and transformative impact on global healthcare.

The expanded R&D team positions AHI to advance technology and fulfil the vision of a more efficient, effective, and inclusive healthcare system.

AHI has made further R&D submissions to the Australian Government to fund and enhance these teams.

We incurred R&D expenses of approximately $2.78 million in 2022, $2.1 million in 2021, $1.8 million in 2020, $1.5 million in 2019, $1.2 million in 2018 and $1.2 million in 2017, relating to the development of our applications and technologies. R&D expenses for 2023 are in the process of being compiled for submission to Austrade later in 2023. We intend to continue to invest in our R&D capabilities to extend our platform and bring our measurement and biometrics technologies to a broader range of applications. Since year end, we have received an R&D Grant of $1,209,344 in respect to the year ended June 30, 2022.

Overseas research & development reimbursement

In 2023, AHI successfully made submissions to the Australian Government, requesting that the company be assessed for eligibility for overseas research & development (R&D) reimbursement of expenditures incurred. After a thorough review and assessment, AHI was deemed eligible and the submission was met with success. Consequently, the company is now eligible to claim 43.5% of the costs incurred for Overseas Research and Development activities. This achievement underscores AHI’s commitment to innovation and aligns with the Australian Government’s support for advancing global research initiatives, reflecting both the eligibility criteria and the broader goals of the R&D reimbursement program.

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

Competitive Advantages

Our competitive advantage comes from our continuous innovation and transparency with regards to our data capture, measurement accuracy and repeatability metrics. We differentiate ourselves from our competitors through a multitude of factors including, but not limited to, the following:

●	AHI’s Biometric Health Assessment is the first of its kind:

AHI’s Biometric Health Assessment (BHA) is the first of its kind in the world, representing a groundbreaking approach to health screening via a smartphone. Offering a Competitive Edge: The BHA’s unparalleled technology sets AHI apart from competitors, offering a solution that no other company provides. Enhanced Accessibility: By leveraging smartphones, AHI democratizes healthcare, making vital health information accessible to a broader audience. Strategic Positioning: Being the first in the market with this technology establishes AHI as a leader in digital health, opening doors for significant market penetration and growth. Preventive Approach: The BHA’s early detection capability aligns with global health priorities, offering a proactive approach to chronic disease management that can save lives and reduce healthcare costs.

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

●

Zero Upfront Integration Cost. Our potential Partners can implement our turnkey solutions using their internal development team, at an upfront cost of $Nil, removing the need for an upfront capital budget that can often create a roadblock for many potential Partners.

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

Advanced Health Intelligence Ltd (AU)
My Fiziq (US)
Vertica Health (SA)
Wellteq Digital Health Inc. (CA)
Wellteq Pty Ltd. (AU)
CBDS Health Technologies Inc. (CA)
Wellteq Australia Pty Ltd (AU)
Advanced Health Intelligence Pte Ltd (SG)

Note: excludes investee companies and joint ventures.

D.	Property, Plants and Equipment

We are headquartered in South Perth, Western Australia where we lease and occupy for office space approximately 367 square meters (approximately 3,950 square feet) as of the date of this Annual Report. The current lease term expires in December 31, 2025 and we believe that our existing facilities are generally adequate to meet our current and future needs, but we expect to seek additional space as needed to accommodate future growth.

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

Operating results and financial position

The net loss after income tax for the financial year was $12,827,177 (2022$20,076,843), which includes $2,506,214 (2022: $9,956,973) in respect of impairment charges and share-based payments to suppliers, directors and employees under the Company’s incentive plans and new NASDAQ related costs, including insurance, of $nil (2022 $2,927,030).

Before impairment charges, share-based payments, NASDAQ and insurance related costs, the consolidated entity’s adjusted net loss after income tax for the financial year was $10,320,963 (2022: $7,192,840) as shown in the table below.

Table 1. Non-IFRS reconciliation showing the impact of Share-based payments and Impairment on total comprehensive loss for the year

	Year Ended 30 June 2023	Year Ended 30 June 2022
	$	$
Total comprehensive loss for the year	(12,827,177)	(20,076,843)
Less: Share-based payments (non-cash) in relation to:
Directors’ and employees’ remuneration	105,000	7,452,583
Corporate advisory services	117,600	473,638
Investor relations	-	506,000
	(12,604,577)	(11,644,622)
Fair value adjustment – Triage	1,807,829	551,089
Impairment expense (non-cash)	475,785	973,663
NASDAQ and insurance related costs	-	2,927,030

Adjusted total comprehensive loss for the year (before share-based payments and impairment charges)	(10,320,963)	(7,192,840)

[1]	NASDAQ and insurance related costs have been included in this table as they represent the new additional costs that were incurred in the reporting period to achieve the dual listing of the Company on the NASDAQ securities exchange. NASDAQ costs are expected to reduce significantly in future years now that the Company has achieved its dual listing.

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

Cash assets at the end of the financial year were $2,104,584 (2022: $6,011,368).

Operating activities

During the financial year the consolidated entity progressed the development and commercialisation of its technology with the following highlights:

i.	Dual listing on NASDAQ

On November 19, 2021 the Company announced the successful closing of its U.S. initial public offering (“IPO”) on NASDAQ of 1,000,000 units at a price to the public of US$10.50 per unit. Each unit issued in the offering consisted of two American Depositary Shares (“ADSs”) and one warrant to purchase one ADS. Each ADS offered represented 7 ordinary shares of AHI. The warrants were exercisable immediately, expire three years from the date of issuance and have an exercise price of US$5.52 per ADS. The ADSs and warrants were immediately separable and were issued separately (representing a price of US$5.24 per ADS and US$0.02 per warrant).

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

Total revenue increased from $1,333,291 in 2022 to $2,790,437 during the 2023 financial year, an increase of 109.3%. The increase is largely attributable to an 88.4% increase in Other revenue from $1,136,291 in 2022 to $2,140,740 in 2023 and an increase of 229.4% in Operating revenue from $197,209 in 2022 to $649,697 in 2023.

The Company expects its revenue to increase with further product launches expected from its Partners in the current financial year.

iii.	Strategic Investments /Acquisitions

On December 6, 2022 AHI announced the settlement of its acquisition of wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (“wellteq”), for the issue of 17,804,587 fully paid AHI ordinary shares to wellteq shareholders. Pursuant to the terms of the Arrangement Agreement, wellteq shareholders received one (1) ordinary share of AHI (an “AHI Share”) for every six (6) wellteq common shares (a “wellteq Share”) held.

On August 5, 2022 the Company concluded a Share Sale Agreement to acquire all the shares in South African registered Vertica Health (Pty) Ltd (“Vertica”).

The consideration paid and payable by AHI for the Vertica acquisition comprises:

ο	1,500,000 AHI shares issued on closing, escrowed for 24 months from date of issue;

ο	cash payments totalling US$600,000, comprising:

ο	US$100,000 payable on closing;

ο	US$250,000 payable 1 year from closing; and

ο	US$250,000 payable 2 years from closing.

Given the value of the consideration payable, AHI did not consider that the acquisition was material (in the context of AHI’s market capitalization and net asset position) to warrant an announcement to the market under LR 3.1.  However, as part of the consideration involved an issue of shares, AHI released an Appendix 3B to the market to satisfy LR 3.10.3.

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

AHI has budgeted for an increase of approximately US$80,000 per month to working capital costs as a result of the Vertica transaction. Vertica does not currently generate material revenues or profits, so AHI does not forecast any material increases to these numbers in its P&L statement in the near term as a result of the acquisition of Vertica.

B.	Liquidity and Capital Resources

AHI’s consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

The consolidated entity has incurred a 2023 net operating loss of $12,827,177 (2022: $20,076,843) which included non-cash items such as a provision for impairment as well as share-based payments, has a net cash outflow from operating activities amounting to $7,367,184 (2022: $9,858,799) and a net current asset deficiency of $2,776,308 as at 30 June 2023 (2022: surplus $4,912,968). Given the consolidated entity’s net current liability position, the ability of the consolidated entity to continue as a going concern, including its ability to pay its debt as and when they fall due, needs to be considered. The directors are of the opinion that the continuation of the consolidated entity as a going concern is dependent upon its ability to achieve the following:

●	As announced on August 4, 2023, the Company executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”). This agreement requires Changlin to pay AHI US$10 million within 90 days from the execution date for the exclusive and perpetual right to AHI’s technology. On October 25, 2023, the Company announced that it had granted Changlin a 90-day extension in respect to the finalisation of its perpetual license.

●	On June 13, 2023, The Company announced it had successfully undertaken a $5,000,000 share placement with Orca Capital GMBH at a 194% premium to the last traded share price on Friday, June 9, 2023.

●	As announced in its June 2023 Appendix 4C lodgement with the ASX, the Company has been presented with three additional funding proposals between $5,000,000 and $20,000,000 through a placement under its LR7.1 capacity. The Company is actively engaged in discussions with parties and anticipates closing the additional capital soon.

●	On June 21, 2023, the Company announced it had entered into a Letter of Intention with UAE based e-script medicine management company Pharmak Pharmacy LLC to integrate AHI’s Biometric Health Assessment into Pharmak’s e-script screening solution. The parties are targeting a January 2024 initial launch of the solution. Pharmak expects to achieve a minimum e-script order volume in 2024 of 100,000 e-scripts per month in each of the UAE and Saudi Arabia. It has been agreed between the parties that AHI will receive 1.6% of the gross e-script value.

●	On September 23, 2023, AHI informed shareholders of the signing of a Letter of Intent (“LOI”) with Unisure Group (“Unisure”). Unisure and AHI have executed a Letter of Intent to develop and deploy a world-first digital underwriting solution utilising AHI’s revolutionary smartphone-based biometric health risk assessment. The intent of the relationship is to create a series of innovative insurance offerings by leveraging AHI’s technology with SCOR’s wealth of Reinsurance knowledge to service the global retail insurance market. Partnering with Unisure and SCOR presents a unique opportunity that will utilise the proprietary AHI digital blood biomarkers and phenotypical data combined with insurers’ rich actuarial and underwriting data to develop and design new digital underwriting solutions.

●	On September 12, 2023, AHI informed shareholders of the signing of a Collaboration Agreement with Bin Farhood International Business Management Group LLC (“Bin Farhood Group”). Under the Collaboration Agreement, the Bin Farhood Group will act as an introductory agent for AHI to government and private organisations throughout the Middle East and North Africa region that might use and commercialise the AHI technology, and/or invest to support AHI’s endeavours.

●	On August 14, 2023, AHI informed shareholders of the signing of a Collaboration Agreement with IntelliGen Solutions FZ-LLC (“IntelliGen Solutions”). The Collaboration Agreement with IntelliGen Solutions incorporates information and guidelines, including services, various fees and milestones and other commercial terms. IntelliGen Solutions is delivering a purpose-specific digital capability for the Saudi 2030 Health Initiative, which aims to revolutionise healthcare across all sectors. The Health Sector Transformation Program, a key component of this initiative, seeks to establish a comprehensive, effective, and integrated health system that priorities the health of individuals and society, including citizens, residents, and visitors.

In addition to the above, the Company announced on 13 September 2023 that it had secured a $1.5 million Convertible Loan facility as disclosed in note 38 and is also evaluating a number of other financing proposals.

The directors are confident of the consolidated entity’s ability to achieve the above and have prepared the financial statements on a going concern basis as the directors believe that the consolidated entity will be able to pay its debt as and when they fall due and payable.

The financial statements have been prepared on a going concern basis which assumes that the Group will realise its assets and extinguish its liabilities in the normal course of business. In the event that the above arrangements and initiatives are not achieved, there exists a material uncertainty as to whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.

C.	Research and Development, Patents and Licenses

For a description of patented technology and a list of our patents and patent applications, see “Item 4. Information on Company - B. Business Overview.”

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

E.	Critical Accounting Estimates

Refer to note 2 in the Notes to financial statements in the 2023 Annual Report attached to this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Scott Montgomery	42	Executive Director & CEO
Dr Katherine Iscoe, Ph.D.	45	Executive Director
Simon Durack JP	62	Chief Financial Officer & Company Secretary
Terence Stupple	45	Chief Technology Officer
Nicholas Prosser	44	Interim Non-Executive Chairman
Michael Melby	40	Non-Executive Director
Dato Low Koon Poh	49	Non-Executive Director
Peter Goldstein	60	Non-Executive Director
Ms Jacqueline Yee	53	Non-Executive Director

Management

Scott Montgomery

Mr. Montgomery co-founded the wellteq group of companies in October 2013 and has served as CEO, President, and director since incorporation. Mr. Montgomery’s background is well positioned in the healthcare sector with over 20 years of industry experience around the world, both as a founder and director of public and private companies.

Dr Katherine Iscoe, Ph.D.

Dr Katherine Iscoe, Executive Director, age 45, combines over 20 years of experience in Health Sciences and Biotechnology. Dr Iscoe co-founded the company in 2013 and incorporated the company as MyFiziq Ltd in October 2014. She held the position of CEO from 2014 to October 2016 and then transitioned into the role of director of Corporate Health and Wellness. In March 2021, MyFiziq Ltd changed its name to Advanced Human Imaging Ltd and in December 2022 changed its name to Advanced Health Intelligence Ltd. Dr Iscoe stepped back into the role of CEO in February 2022 and relinquished this role on 1 December 2022. Prior to the incorporation of MyFiziq Ltd in 2014, Dr Iscoe was the director of a Health and Wellness company called Deliciously Fitt Pty Ltd between 2013-2020. Dr Iscoe holds a Bachelor of Arts in Health Sciences (summa cum laude), a Master of Science in Exercise Physiology and Health Sciences, a Doctorate in Exercise Physiology and Biotechnology and a Post-Graduate Certificate in Counselling. Her combination of both academic and practical experience in medical sciences, health and wellness provides a unique and strategic advantage for the future of AHI and mHealth.

Simon Durack JP

Simon Durack, Chief Financial Officer and Company Secretary, age 62, combines over 40 years of experience in small to large businesses in the mining and resources industry, gaming industry, financial services and other sectors. Previously, he had been involved in a number of ASX listed companies holding positions including Executive Chairman, Executive Director, Non-Executive Director, Group Company Secretary, Chief Financial Officer and Director / Company Secretary. From 2011 to 2020, he was Executive Director (formerly Chairman) for MinRex Resources Limited, an ASX listed company involved in mining and exploration. From 2009 to 2013, he was Executive and Non-Executive Director of Millennium Minerals Limited, as ASX listed company that focused on exploration through to mining and producing gold. He has Bachelor of Commerce from the University of Western Australia, Post Graduate Diploma of Business from Curtin University of Technology and is also a Fellow with Chartered Accountants of Australia & New Zealand and a Fellow with CPA Australia, the Governance Institute of Australia, and is a Justice of the Peace for the State Western Australia.

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

Mr. Melby received his undergraduate degree from UC Berkeley & MBA from The Wharton School at the University of Pennsylvania.

Dato Low Koon Poh

Dato Low Koon Poh has 24 years of combined experience in accounting, auditing and consultant, with experience in corporate finance, auditing, and accounting in various industries such as construction, plantation, hotels, property, manufacturing and marketing.

Dato Low has served as a director of the Advanced Health Intelligence Ltd since July 2020. Dato Low started his accounting services practice KL Management Services, based in Petaling Jaa, in 2006. Dato Low has also served as the President of IPO Partners Limited, a corporate advisory firm since April 2015, and a director of Round Table Partners Berhad since 2019. Since June 2019, Dato Low has served the Executive Chairman and Chief Executive Officer of Medi Lifestyle Limited, a Healthcare and Wellness company listed in the Singapore Exchange. Prior to his position at KL Management Service, Dato Low worked as an auditor for an international audit firm, an accountant for a Japanese MNC, plus a couple of years as Financial Controller for two public listed companies in Malaysia. Dato Low is a Fellow member of the Association of Chartered Certified Accountants (ACCA) and a Practicing Chartered Accountant under the Malaysian Institute of Accountants (MIA).

Peter Goldstein

Mr. Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience and a successful track record in leading and building companies in the capital markets. Mr. Goldstein is experienced with mergers and acquisitions, strategic planning and transaction structuring.

In 2006, Mr. Goldstein founded Grandview Capital Partners, Inc. where he continues to serve as chairman and chief executive officer to this date. He is the Chief Executive Officer of Exchange Listing, LLC, which he founded in 2019. He currently serves as a member of the board of directors of Siyata Mobile, Inc. and Cosmos Holdings, Inc. From 2013 to 2015 he served in various roles, including as a director, interim president and chief financial officer of American Patriot Brands, Inc. In 2012 he co-founded Staffing 360 Solutions, Inc., where he served in various roles, including chairman of the board of directors and principal financial officer until 2014. He received his master’s degree in international business from the University of Miami.

Dr. Peter Vaughan – (Appointed 1 December 2022, resigned 16 December 2022)

Dr. Peter Vaughan is the former Chairman of wellteq Digital Health Inc. and has an extensive history in healthcare, corporate and politics recognized by his appointment to the Order of Canada “for his contributions to Canada’s health care system, and for his pioneering leadership in the establishment and advancement of digital health”. Prior to this he has also held positions as the former Deputy Minister of Health and Wellness, Province of Nova Scotia, an emergency, and family physician and RCAF Flight Surgeon, he also serves as Board Chair of Canada Health Infoway and Chair of the Finance and Audit Committee, Treasurer and Board member of the SCAN-H at the University of Windsor Odette School of Business.

Ms. Jacqueline Yee – (Appointed 20 December 2022)

Ms. Yee brings more than 30years’ experience from 11 countries spanning EMEA-America-APAC, comprising a track record in Capital Markets Structured Products & Special Situations M&A having consulted or advised over $25 billion in deal value. She is currently the CEO of Funderbeam Markets Pte Ltd - an MAS RMO & CMS licensed fintech securities exchange for private companies and holds non-executive director positions in addition to AHI’s director ship.

Vlado Bosanac Founder and Head of Strategy

Mr. Vlado Bosanac is the founder of Advanced Health Intelligence (AHI), a company at the forefront of digital health technology. With a multifaceted background in technology, entrepreneurship, deal origination, capital markets, and negotiation, Vlado has dedicated his career to the intersection of healthcare, innovation, and business.

His expertise in deal origination has enabled him to identify and capitalize on unique opportunities for AHI, while his understanding of capital markets has been instrumental in securing the resources necessary for AHI’s growth and expansion. Vlado’s negotiation skills have further contributed to the formation of strategic partnerships and agreements that have positioned AHI as a leader in tits field.

Vlado’s passion for leveraging technology to enhance healthcare accessibility and efficiency led to the creation of AHI’s groundbreaking Biometric Health Assessment, a pioneering solution that continues to shape the industry.

His leadership is characterized by his commitment to continuous innovation, strategic thinking, and a patient-centric approach. He is known for his ability to navigate complex negotiations and financial landscapes, ensuring the alignment of AHI’s goals with market opportunities.

In addition to his role at AHI, Vlado is a respected figure in the broader tech community, often speaking at conferences and engaging with industry stakeholders to promote collaboration and advancement in digital health.

His work has earned him recognition and respect within the industry, and his vision, coupled with his acumen in deal origination, capital markets, and negotiation, continues to drive AHI forward, making quality care more accessible and personalized for individuals around the world.

Family Relationships

None of our directors or executive officers has a family relationship.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Company, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report are as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Nicholas Prosser	7,265,036	-
Scott Montgomery	616,410	-
Dr Katherine Iscoe	34,291,864	-
Michael Melby	4,000,000	-
Dato Koon Poh Low	300,000	-
Peter Goldstein	-	140,000
Jacqueline Yee	-	-

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2023 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings		Nomination and Corporate Governance Committee
Director	A	B	A	B	A	B	A	B
Nicholas Prosser	20	20	4	4	1	1	1	1
Michael Melby	20	20	-	-	1	1	1	1
Dato Low Koon Poh	20	20	4	4	-	-	-	-
Peter Goldstein	20	19	4	4	-	-	-	-
Scott Montgomery[1]	12	12	-	-	-	-	-	-
Dr Katherine Iscoe	20	20	-	-	-	-	-	-
Jacqueline Yee[2]	11	11	2	2	1	1	1	1
Peter Vaughan	2	2	-	-	-	-	-	-

A	= Number of meetings held during the time the director held office or was a member of the committee.

B	= Number of meetings attended

—	= Not a member of the relevant committee

(1)	Scott Montgomery was appointed on 1 December 2022.

(2)	Jacqueline Yee was appointed on 20 December 2022.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Officers:	Singapore and Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-
Did Not Disclose Demographic Background	-	-	-	-

B.	Compensation

The details of the remuneration of each Director and member of Key Management Personnel of the consolidated entity are as follows:

	Short Term	Post-Employment
June 30, 2023	Base Salary and Consulting Fees $	Short Term Incentive $	Superannuation Contributions $	Value of Share-based Payments) $	Total $	Proportion Performance Related %
Directors and Key Management Personnel:
Dr Katherine Iscoe	257,226	-	27,009	-	284,235	-
Scott Montgomery[1]	212,916	-	-	-	212,916	-
Michael Melby	36,000	-	-	-	36,000	-
Nicholas Prosser	37,385	-	3,925	-	41,310	-
Dato Low Koon Poh	36,000	-	-	-	36,000	-
Peter Goldstein	53,434	-	-	-	53,434	-
Jacqueline Yee[2]	18,000	-	-	-	18,000	-
Simon Durack	277,313	-	-	-	277,313	-
Total	928,274	-	30,934	-	959,208

[1]	Mr Montgomery was appointed on December 1, 2022.

[2]	Ms Yee was appointed on December 20, 2022.

C.	Board Practices

Board of Directors

Our Board consists of seven directors, five of whom are “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Each of our directors holds office for a period of 3 years, once elected by shareholders, and at the end of each 3-year period, being eligible, offers themself for re-election at the next Annual General Meeting. If a Director is appointed by the Board to fill a casual vacancy on the Board, that director holds office until the next Annual General Meeting, at which being eligible offers themself for election to the Board. All of our executive officers are appointed by and serve at the discretion of our Board.

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

Set forth below are the material provisions of the ASX Corporate Governance Principles and Recommendations together with the reasons related to the fiscal year ended June 30, 2023, where applicable, for variations there from:

1.	Lay solid foundations for management and oversight. Companies should clearly delineate the respective roles and responsibilities of board and management and regularly review their performance. During the year ended June 30, 2023, we did not follow the Recommendations in the following area:

a.	The Company did not have a formal process for the evaluation of the performance of senior executives during the 2023 financial year. As the Company matures, the Board will establish formal quantitative and qualitative performance evaluation procedures. Until such time as formal procedures are implemented, the Chief Executive Officer will assess the performance of senior executives. The Company considers that a formal process is not essential at this stage and that performance evaluation can be effectively assessed on an informal basis.

b.	Although no formal performance evaluation has been undertaken during the year ended June 30, 2023, senior managers have been issued with securities with various performance milestones, under the Company’s Incentive Plans. An individual’s performance is measured and evaluated during the year against the milestones set under the Offer of the securities.

2.	Structure the Board to be effective and add value. Listed companies should have a board of an appropriate size and collectively have the skills, commitment and knowledge of the entity and the industry in which it operates, to enable it to discharge its duties effectively and to add value. During the year ended June 30, 2023, AHI did not follow this Recommendations in the following area:

a.	The Company does not have a formal board skills matrix. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the Company.

3.	Instill a culture of acting lawfully, ethically and responsibly. A listed entity should instill and continually reinforce a culture across the organization of acting lawfully, ethically and responsibly.

4.	Safeguard the integrity of corporate reports. A listed entity should have appropriate processes to verify the integrity of its corporate reports.

a.	The Board has an Audit and Risk committee and amended its Audit and Risk Committee Charter to comply with both NASDAQ and ASX listing rules.

5.	Recognize and manage risk. A listed entity should establish a sound system of risk management and periodically review the effectiveness of that framework.

a.	The Board has an Audit and Risk committee.

6.	Remunerate fairly and responsibly. A listed entity should pay director remuneration sufficient to attract and retain high quality directors and design its executive remuneration to attract, retain and motivate high quality senior executives and to align their interests with the creation of value for security holders and with the entity’s values and risk appetite.

a.	The Board has a Remuneration Committee, also known as a Compensation Committee

Committees of the Board of Directors

There are three Committees under the Board: an Audit and Risk Committee, a Remuneration (Compensation) Committee, and a Nominating and Corporate Governance Committee. The Company also has a formal charter for each of the Audit and Risk, Remuneration (Compensation) and Nominating and Corporate Governance committees as well. The Company has determined that Nicholas Prosser, Non-Executive Chairman, Dato Low Koon Poh Non-Executive Director, Michael Melby Non-Executive Director, Peter Goldstien Non-Executive Director, and Jacqueline Yee Non-Executive Director, satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each Committee’s members and functions are described below.

Members will serve on these committees until their resignation or until otherwise determined by the Board of Directors.

Audit and Risk Committee. Each of our Audit and Risk Committee members satisfy the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Dato Low Koon Poh, independent director possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. The Audit and Risk Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit and Risk Committee will be responsible for, among other things:

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

The members of the Audit and Risk Committee are Dato Low Koon Poh (Chair), Nicholas Prosser, Peter Goldstein and Jacqueline Yee.

Remuneration (Compensation) Committee.  All of our Remuneration (Compensation) Committee members satisfy the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Remuneration (Compensation) Committee will assist the board in reviewing and approving the remuneration structure, including all forms of remuneration, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any Committee meeting during which his remuneration is deliberated. The Remuneration (Compensation) Committee will be responsible for, among other things:

●	reviewing and approving the total remuneration package for our most senior executive officers;

●	approving and overseeing the total remuneration package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the remuneration of our directors;

●	reviewing periodically and approving any long-term incentive remuneration or equity plans;

●	selecting remuneration consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The members of the Remuneration (Compensation) Committee are Nicholas Prosser (Chair), Michael Melby and Jacqueline Yee.

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

The members of the Nominating and Corporate Governance Committee are Nicholas Prosser (Chair), Michael Melby, and Jacqueline Yee.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct which we have amended in order to be current and comply with the standards expected of NASDAQ listed companies. The amended code of conduct codifies the business and ethical principles that govern all aspects of our business.

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

As of June 30, 2023, we had 32 full-time employees. Our employees are located in Australia, Singapore, South Africa, the USA and the Netherlands.

We enter into employment contracts with all of our full-time employees. In addition to salaries and benefits, we provide performance-based incentives for some of our full-time employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 30, 2023 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

The number of shares in the Company held during the financial period by key management personnel of the consolidated entity, including their related parties are set out below:

Name	Balance at July 1, 2022	Received during the period as remuneration	Other changes during the period	Balance at October 30, 2023	% held
Scott Montgomery	-	-	616,410	616,410	0.28%
Dr Katherine Iscoe[1]	16,900,000	-	17,391,864	34,291,864	15.75%
Vlado Bosanac[2]	5,391,864	-	12,000,000/(17,391,864)	-	-
Michael Melby	4,000,000	-	-	4,000,000	1.84%
Nicholas Prosser	7,265,036	-	-	7,265,036	3.34%
Dato Low Koon Poh	300,000	-	-	300,000	0.138%
Peter Goldstein	-	-	-	-	-
Jacqueline Yee	-	-	-	-	-
Simon Durack JP	-	-	-	-	-

[1]	Resigned as CEO on December 1, 2022.

[2]	Mr Bosanac held 12,000,000 performance rights in the Company, which were exercised for 12,000,000 ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	The percentages shown are based on 217,703,969 ordinary shares issued and outstanding as of October 30, 2023.

Stock Option Plans

The Company has two stock option plans, the Incentive Performance Rights Plan and the Incentive Options Plan.

The Board, acting in remuneration matters, will:

1.	Ensure that incentive plans are designed around appropriate and realistic performance targets and provide rewards when those targets are achieved;

2.	Review and improve existing incentive plans established for employees; and

3.	Approve the administration of the incentive plans, including receiving recommendations for, and the consideration and approval of grants pursuant to such incentive plans.

The Incentive Performance Rights Plan pertains to the offer of performance rights to Eligible Participants, while the Incentive Options Plan pertains to the offer of options to Eligible Participants.

Eligible Participant means:

(a)	a Director (whether executive or non-executive) of any Group Company;

(b)	a full or part time employee of any Group Company;

(c)	a casual employee or contractor of a Group Company to the extent permitted by applicable regulatory relief in Australia; or

(d)	a prospective participant, being a person to whom the Offer is made but who can only accept the Offer if an arrangement has been entered into that will result in the person becoming an Eligible Participant under Rules (a), (b) or (c) above, who is declared by the Board to be eligible to receive grants of Performance Rights under the Plan.

The purpose of each plan is to:

(a)	assist in the reward, retention and motivation of Eligible Participants;

(b)	link the reward of Eligible Participants to performance and the creation of Shareholder value;

(c)	align the interests of Eligible Participants more closely with the interests of Shareholders by providing an opportunity for Eligible Participants to receive Shares;

(d)	provide Eligible Participants with the opportunity to share in any future growth in value of the Company; and

(e)	provide greater incentive for Eligible Participants to focus on the Company’s longer-term goals.

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

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Advanced Health Intelligence Ltd (formerly known as Advanced Human Imaging Ltd) under options were as follows:

Grant Date	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
1 Feb 2019	200,000	65	31 Dec 2020	31 Dec 2023
19 Oct 2020	4,246,958	160	19 Oct 2020	19 Oct 2023
7 Feb 2022	140,000	110	7 Feb 2022	18 Jan 2025
7 Feb 2022	700,000	150	7 Feb 2022	7 Feb 2025
13 Jun 2023	2,500,000	35	13 Jun 2023	13 Jun 2025
Total	7,786,958

During the year ended 30 June 2022, the following options were exercised:

Grant Date	Number of options exercised	Exercise price		Vesting date	Expiry date
21 Dec 2016	750,000	$0.10		31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	$0.10	[1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	$0.50	[1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	$0.60		5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	$0.60		4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	$0.50	[2]	31 Jan 2021	31 Jan 2022
Total	2,408,333

During the year ended 30 June 2023, no options were exercised.

Proceedings on behalf of our Group

No proceedings have been brought or intervened in on behalf of our Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

Non-audit services were provided by the Company’s former Auditor, PKF Perth, and included taxation and other services amounting to $16,930 for the year ended June 30, 2023.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Company’s 2023 Corporate Governance Statements can be found on its website at www.ahi.tech/investors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of October 30, 2023, Mad Scientist Pty Ltd held 16,900,000 ordinary shares (or ADS equivalents), or 7.76% of our ordinary shares. The beneficial owner of all the shares in Mad Scientist is Dr Katherine Iscoe. Dr Katherine Iscoe also owns a further 17,391,864 ordinary shares in her own name or 7.99% of our ordinary shares.

There are no other shareholders known to us who beneficially own more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no other significant changes in the ownership of major shareholders during the year.

A major shareholder would not have different voting rights.

Record Holders

As of October 30, 2023, there were 4,260 holders of record of our ordinary shares. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by The Bank Of New York Mellon, a New York banking corporation which held 25.91% of our ordinary shares including as of such date.

B.	Related Party Transactions

On December 19, 2022, Vlado Bosanac, a former Director of the Company, elected to exercise 10,000,000 performance rights, which had previously vested in him after meeting the vesting criteria, into 10,000,000 fully paid ordinary shares in the Company. Mr Bosanac then sold these shares in an off-market transfer to his partner, Dr Katherine Iscoe, who is an Executive Director of the Company.

The Company has a 50% interest in Body Composition Technologies Pte Limited (“BCT”). Under the terms of the joint venture agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors.

During 2023, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia”) an Australian incorporated wholly owned subsidiary of BCT, for which the Company earned revenue of $Nil (2022: $189,765).

For more information, see “Note 36. Related party disclosures” in the Notes to the financial statements included in this annual report.

Other than compensation paid to directors and executive personnel, there were no related party transactions with our officers or directors to report for the financial year ended June 30, 2023.

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

We were incorporated on October 1, 2014, as an Australian corporation under the name MyFiziq, Ltd. We listed our Ordinary Stock on the Australian Securities Exchange (ASX) in 2015. On March 5, 2021, we changed our name to Advanced Human Imaging Ltd and on December 8, 2022, we changed our name to Advanced Health Intelligence Ltd.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were incorporated on October 1, 2014, as an Australian corporation under the name MyFiziq Ltd. We listed our Ordinary Stock on the Australian Securities Exchange (ASX) in 2015. On March 5, 2021, we changed our name to Advanced Human Imaging Ltd. On December 8, 2022, we changed our name to Advanced Health Intelligence Ltd. Our registration number is ACN 602 111 115.

The following description of our share capital is only a summary.

Our constituent document or governing rules is a constitution (the “Constitution”). Our Constitution is subject to the terms of the Listing Rules of the ASX and the Corporations Act 2001 (the “Corporations Act”). Our Constitution is similar in nature to the by-laws of a company incorporated under the laws of the U.S. Our Constitution does not provide for or prescribe any specific objects or purposes. The rights and restrictions attaching to Ordinary Shares are derived through a combination of our Constitution, the common law applicable to Australia, the Listing Rules of the ASX, the Corporations Act, and other applicable law. A general summary of some of the rights and restrictions attaching to Ordinary Shares are summarized below. Each Ordinary Shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings of the Company. Our Constitution permits the rights or restrictions attached to any shares or class or shares to be amended or repealed and replaced by special resolution of at least 75% of the shareholders affected by such amendment.

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

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure. The rights attached to our Ordinary Shares may only be varied with the consent in writing of holders holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. The issue of preference shares may in certain circumstances constitute a variation of class rights requiring approval by holders of Ordinary Share in this manner.

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

Generally, a person will have a relevant interest in securities if the person:

●	is the holder of the securities;

●	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

●	has the power to dispose of or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;

●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

●	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised;

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

●

foreign persons that are not ‘foreign government investors’ acquiring a ’substantial interest’ (generally 20% or more) of the shares in a company which has a total asset value of $281 million or more (or $1,216   million or more in the case of investors incorporated in the US.

Please note that acquisitions thresholds take account of interests held by ‘associates’ and there are tracing rules that can apply.

At present, we do not have total assets of $281 million and we are not a ‘national security business’.

An entity is a ‘foreign government investor’ if it is:

●	a foreign government or separate government entity; or

●	a corporation, trust or limited partnership in which foreign government entities/separate government entities from:

○	a single country, together with associates, hold (directly or indirectly) an interest of 20% or more (including through actual or potential voting power); or

○	multiple countries, together with associates, hold (directly or indirectly) interests of 40% or more in aggregate (including through actual or potential voting power) – provided the interest holders do not meet certain passive investor requirements.

“Associates” is a broadly defined term under Australia’s Foreign Investment Regime and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	partners, officers of companies, the company or its subsidiaries;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person;

●	associations between trustees and substantial beneficiaries of trust estates; and

●	for foreign government investors, any foreign government investor from the same country.

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

C.	Material Contracts

AHI concluded a share sale agreement on August 5, 2022, to acquire 100% of Vertica Health Pty Ltd (“Vertica”).

The acquisition of Vertica has brought Vertica’s software products into AHI for use within the B2B customers and partners of AHI.

The consideration paid and payable by AHI for the proposed acquisition will comprise:

●	cash payments totaling US$600,000, comprising:

ο	US$100,000 payable on closing;

ο	US$250,000 payable 1 year from closing; and

ο	US$250,000 payable 2 years from closing; and

●	1,500,000 AHI shares, escrowed for 24 months from issue.

Given the value of the consideration payable, AHI doesn’t consider that the acquisition is material (in the context of AHI’s market capitalization and net asset position) to warrant an announcement to the market under ASX LR 3.1.  However, as part of the consideration involves an issue of shares, AHI released an Appendix 3B to the market to satisfy ASX LR 3.10.3.

Commercial activity through June 30, 2023

AHI Reduces Debt

On June 21, 2023, AHI advised shareholders that it had redeemed $1.75 million of Convertible Notes issued on April 28, 2023. In addition to the repayment of the principal amount of $1.75 million, the Company has also paid the relevant Note Holders an early repayment fee of 10% of the amount repaid, plus interest accrued since the Convertible Notes were issued by the Company on April 28, 2023. Following this redemption of the Convertible Notes issued on April 28, 2023, Convertible Notes with a principal amount of $225,460 remain outstanding (refer to the Company’s ASX release dated April 28, 2023, for details of the terms of the Convertible Notes).

Pharmak Pharmacy LLC (Pharmak Direct)

On June 21, 2023, AHI informed shareholders that the company has signed a Letter of Intention (“LOI”) with UAE-Based e-script medicine management company Pharmak Pharmacy LLC (“Pharmak Direct”). Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home delivery prescription solutions for Health Insurance policy holders. The company offers a comprehensive platform that enables payers, doctors, and patients to seamlessly manage prescription compliance, delivery and adherence electronically, enhancing the overall healthcare experience. Pharmak represents a transformative shift in the prescription landscape with its e-script dispensing and packaging system (“ESPS”), enabling the company’s unique 3-minute e-script-to-packaged capability. By leveraging technology to digitise and streamline the end-to-end prescription process, Pharmak Direct enhances efficiency, accuracy, and patient safety, ultimately improving the overall healthcare experience.

AHI Meets NASDAQ Compliance Requirements

On June 24, 2022, we received a written notification (the “Notice Letter”) from NASDAQ indicating that we were not in compliance with NASDAQ Listing Rule 5450(a)(1), as the closing bid price for our ADSs was below the US$1.00 per share requirement for the last 30 consecutive business days. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we can regain compliance if the closing bid price of our ADSs is at least US$1.00 for a minimum of 10 consecutive business days.

On June 20, 2023, we received a determination letter from Nasdaq stating that the Company has not regained compliance with the Nasdaq Rules, in which case trading of our securities will be suspended at the opening of business on June 29, 2023. However, we appealed the determination to a hearings panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The hearing was scheduled for August 17, 2023. Accordingly, the delisting action referenced in Nasdaq’s determination letter has been stayed, pending a final written decision by the Panel.

To regain compliance with the Rule, on June 30, 2023, we effected a ratio change of the Company’s American Depositary Shares (ADSs) to its non-traded ordinary shares from the previous ratio of one (1) ADS representing seven (7) ordinary shares to the new ratio of one (1) ADS representing twenty-eight (28) ordinary shares. The ratio change has the same effect as a reverse split of the existing ADSs of 1 new ADS for every 4 old ADSs. The effective date for the ratio change is June 29, 2023, and the Company’s ADSs continued to trade on the NASDAQ under the symbol “AHI” with a new CUSIP Number 00777C 203.

On July 14, 2023, the Company advised the market that as the Company’s ratio change has taken effect, the ADSs have traded well above the US$1.00 for more than ten consecutive business days, Nasdaq staff wrote to the Company advising that its non-compliance had now been cured and the Company was now in full compliance with the Nasdaq listing rules.

Evolution Capital AHI Financing

On June 13, 2023, AHI announced that it had agreed to issue Orca Capital GMBH, an offshore institutional investor, 20,000,000 fully paid ordinary shares, raising $5,000,000 at $0.25 cents a share.

AHI has used the net proceeds received from this offering primarily for the Company’s current products and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are synergistic with or complimentary to our technologies and working capital.

The offering represents a 194% increase to the last traded price on Friday, June 9, 2023, close on ASX was $0.085.

Kalibra Pte Ltd (“Kalibra”)

On May 30, 2023, AHI informed shareholders of the signing of the Master Services Agreement (“MSA”) with Singapore based Kalibra Pte Ltd (“Kalibra”). The MSA incorporates information and guidelines, including Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

Kalibra is a cutting-edge personalized health and longevity platform that leverages data-driven insights and real-time actions to enhance users’ healthspan. The company focuses on helping users achieve a harmonious balance among the physical, mental, and social aspects of their health, directing their efforts and attention where it is most needed.

Augmented Reality Concierge, LLC (“ARC”)

On February 14, 2023, AHI informed shareholders of the signing of the Master Services Agreement (“MSA”) with US-based Augmented Reality Concierge, LLC (“ARC”). The MSA incorporates information and guidelines, including Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

ARC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, ARC’s creative tools are fun and exciting, allowing people to engage with them to realize their goals.

Upvio Healthtech

On January 25, 2023 AHI informed shareholders of the signing of the Master Services Agreement (“MSA”) with digital health provider UPVIO Healthtech (“Upvio”). The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Upvio the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the Upvio application/platform. The MSA incorporates the following information and guidelines, Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

Upvio is a healthcare technology company that has developed a cutting-edge platform designed to empower medical, health and wellness professionals to tech-enable and adopt ground-breaking technology tools that redefine hybrid, virtual and remote care.

One of the key features of Upvio’s platform is its multiple contactless data capture streams. These streams enable healthcare professionals to conveniently obtain a detailed and accurate view of their patient’s health and risk, via their personal mobile phone or webcam, which turn enables them to provide more targeted and effective care.

Wellteq Acquisition

On December 20, 2022, AHI announced some changes in the Company’s Board of Directors. Former wellteq Digital Health Inc. (“wellteq”) Chair of the Finance and Audit committee, Ms Jacqueline Yee, joined AHI’s Board of Directors as a non-executive independent Director. Ms Yee has an impressive background having spent over 30 years as an institutional finance professional out of New York, London, Amsterdam, Paris and Australia, and currently resides in Singapore. Throughout her career to date, Ms Yee has been involved in over $25 billion in transaction value with a notable volume of work in the healthcare sector, including restructuring of 27 national hospitals and the drafting of Healthcare Investment Valuation Policy in New Zealand.

On December 7, 2022, AHI announcement the successful acquisition of wellteq Digital Health Inc. (CSE:WTEQ) (OTCQB: WTEQF) (“wellteq”) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (“Transaction”). The Transaction has successfully completed as of December 6, 2022, following the issuance of a final order from the Supreme Court of British Columbia (“the Court”) on November 30, 2022, approving the Transaction and the satisfaction of the conditions precedent to the Transaction.

Activate Health OÜ

On August 29, 2022, the Company entered into a Master Services Agreement (“Activate MSA”) with digital health provider Activate Health OÜ (“Activate”). Activate is a digital health company born in the pandemic on a mission to radically extend the human healthspan. Activate believes that people have an untapped potential to live longer and healthier lives, be active and perform at their best every single day. Activate’s platform features unique digital health audits, ready-made lifestyle programs, science-backed daily recommendations and on-demand coaching. Everything a person needs to take their health and performance to the next level.

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Activate the right to use AHI’s licensed Software Development Kits (“SDKs”) for IOS and Android platforms for body circumference measurements, face scan measurements and related intellectual property once integrated into the Activate digital therapeutics (DTx) platform.

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

The pricing mechanism in the Activate MSA is based on either single scans or bulk purchase of scans. Under the terms of the Activate MSA, Activate have purchased a block of 4,000 FaceScans and a block of 4,000 BodyScans for EUR€22,960, which the two scheduled payments have been received.

Activate commenced live beta testing on September 1, 2022, and are in active conversations with multiple B2B for onboarding throughout Q3 and Q4 2023.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding $266 million or more. In addition, a foreign person may not acquire shares in a company having total assets of $266 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of $1,154 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of $266 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over $252 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organisations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2023 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

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

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.ahi.tech) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at 71-73 South Perth Esplanade, Unit 5, South Perth, WA 6151, Australia.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We submitted our annual report to security holders in electronic format as exhibits to a report on Form 6-K, dated September 22, 2023.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Quantitative and Qualitative Disclosure about Market Risk”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

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

Fees and Payments Made by the Depositary to the Company

Payments made by the Depositary amounted to $Nil in 2023 and $27,874 for the year ended June 30, 2022.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 139-15(e) under the Exchange Act) as of June 30, 2023. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. An independent review of the Company’s internal controls was commissioned by the Company’s Directors and was conducted in late 2022.

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

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Dato Low, an independent director, meets the definition of an Audit and Risk committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Dato Low’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B. Code Of Ethics

Our Board has adopted a code of business conduct which we have amended in order to be current and comply with the standards expected of NASDAQ listed companies . The amended code of conduct codifies the business and ethical principles that govern all aspects of our business. We have filed a copy of our Code of Ethics as an exhibit to this annual report. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

ITEM 16C. Principal Accountant Fees And Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by PKF Brisbane Audit (current Auditor since June 2022) and PKF Perth (former Auditor, resigned June 2022).

Total remuneration paid or payable to auditors during the financial year:

	2023	2022
	$	$
Audit and review of the Company’s financial statements
- PKF Perth	-	159,900
- PKF Brisbane Audit	197,000	95,000
Taxation services - PKF Perth	15,730	13,300
Other services – PKF Perth	1,200	3,500
Total	213,930	271,700

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2023, unless otherwise disclosed.

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

ITEM 19. EXHIBITS

Index to Exhibits.

Exhibit Number	Description

1.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

2.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

2.2*	Description of Registered Securities

3.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.2	Form of Representative Warrant (Incorporated by reference to Exhibit 4.2 of Form F-1 filed with the Securities and Exchange Commission on November 10, 2021)

4.3	Form of Investor Warrant (Incorporated by reference to Exhibit 4.3 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.4	IP License Agreement, dated September 22, 2017, between MyFiziq Ltd. and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.23 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.5	Letter of Variation by and between BUPA Wellness Pty Ltd and wellteq Australia Pty Ltd dated September 25, 2018 (Incorporated by reference to Exhibit 4.42 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.6	SaaS Agreement by and between Bupa Wellness Pty Ltd and WellteQ Australia Pty Ltd dated September 25, 2018 (Incorporated by reference to Exhibit 4.46 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.7	Master Services Agreement by and between nib health funds limited and Wellteq Australia Pty Ltd dated September 29, 2021 (Incorporated by reference to Exhibit 4.43 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.8	Employment Agreement, dated November 30, 2018, by and between MyFiziq Limited and Terrence Stupple (Incorporated by reference to Exhibit 10.6 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.9	Commercial Contract, dated January 1, 2019, between MyFiziq Limited and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.22 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.10	Letter of Variation, dated December 10, 2019, between MyFiziq Limited and Prosser Enterprises Ltd. (Incorporated by reference to Exhibit 10.21 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.11	Software Reseller Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, August 21, 2020 (Incorporated by reference to Exhibit 10.19 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.12	Data Processing Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, September 22, 2020 (Incorporated by reference to Exhibit 10.20 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.13	Binding Terms Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, November 27, 2020 (Incorporated by reference to Exhibit 10.14 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.14	Promissory Note of Bearn LLC issued in favor of the Company, dated January 20, 2021 (Incorporated by reference to Exhibit 10.28 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.15	Pledge Agreement by and between AARON DREW, an individual, (the “Pledgor”), and the Company dated January 20, 2021 (Incorporated by reference to Exhibit 10.29 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.16	Security Agreement by and between by Bearn LLC and the Company dated January 20, 2021 (Incorporated by reference to Exhibit 10.30 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.17	Letter of Engagement by and between UFIT and wellteq Pte Ltd dated January 21, 2021 (Incorporated by reference to Exhibit 4.41 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.18	Letter of Variation –Term Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, January 29, 2021 (Incorporated by reference to Exhibit 10.13 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.19	Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated March 1, 2021 (Incorporated by reference to Exhibit 4.47 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.20	Amended and Restated Shareholder Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.15 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.21	Subscription Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.16 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.22	Technology License Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, April 1, 2021 (Incorporated by reference to Exhibit 10.12 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.23	Marketing and Funding Agreement by and between Tinjoy Biotech Limited and Advanced Human Imaging Limited, dated April 24, 2021 (Incorporated by reference to Exhibit 10.8 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.24	Binding Heads of Agreement by and between Advanced Human Imaging Limited. and Physimax Technologies Limited, dated April 27, 2021 (Incorporated by reference to Exhibit 10.9 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.25	Binding term sheet by and between the Company and e-Mersion Media (UK) Limited, a subsidiary of Melbourne based, e-Mersion Media Pty Ltd (e-Mersion) dated May 11, 2021 (Incorporated by reference to Exhibit 10.31 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.26	Binding Term Sheet by and between the Advanced Human Imaging Limited and Inter -Psy, dated May 31, 2021 (Incorporated by reference to Exhibit 10.26 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.27	Binding Term Sheet by and between the Advanced Human Imaging Limited. and Cubert Inc, dated June 10, 2021. (Incorporated by reference to Exhibit 10.27 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.28	Employment Agreement by and between Nadine Amesz and Advanced Human Imaging Ltd dated June 15, 2021 (Incorporated by reference to Exhibit 4.32 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.29	Binding Term Sheet by and between Advanced Human Imaging Limited. and Nexus Vita, dated June 21, 2021. (Incorporated by reference to Exhibit 10.24 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.30	Master Services Agreement by and between Cubert and Advanced Human Imaging Ltd dated November 27, 2021 (Incorporated by reference to Exhibit 4.34 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.31	Amendment 1 to Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated January 1, 2022 (Incorporated by reference to Exhibit 4.48 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.32	Master Services Agreement by and between Inter-Psy BV and Advanced Human Imaging Ltd dated February 7, 2022 (Incorporated by reference to Exhibit 4.37 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.33	Master Services Agreement by and between Bearn Inc and Advanced Human Imaging Ltd dated February 9, 2022 (Incorporated by reference to Exhibit 4.35 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.34	Supplemental Agreement by and between Willis Towers Watson Health and Benefits (SG) Pte Ltd and Wellteq Pte Ltd dated February 21, 2022 (Incorporated by reference to Exhibit 4.45 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.35	Master Services Agreement by and between NextMedicall and Advanced Human Imaging Ltd dated March 19, 2022 (Incorporated by reference to Exhibit 4.36 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.36	Terms of Engagement by and between Advanced Management Services Pty Ltd and Advanced Human Imaging Ltd dated March 15, 2022 (Incorporated by reference to Exhibit 4.30 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.37	Master Services Agreement by and between CUSTINTCO Pte Ltd and Advanced Human Imaging Ltd dated April 4, 2022 (Incorporated by reference to Exhibit 4.39 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.38	Master Services Agreement by and between Vertica Health and Advanced Human Imaging Ltd dated April 8, 2022 (Incorporated by reference to Exhibit 4.38 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.39	Master Services Agreement by and between Activate Health and Advanced Human Imaging Ltd dated August 24, 2022 (Incorporated by reference to Exhibit 4.33 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.40	Employment Agreement by and between Vlado Bosanac and Advanced Human Imaging Ltd dated September 14, 2022 (Incorporated by reference to Exhibit 4.31 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.41	Statement of Work by and between nib and wellteq dated September 29, 2022 (Incorporated by reference to Exhibit 4.44 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.42	3rd Supplemental Agreement 12 months renewal by and between Willis Towers Watson Health and Benefits (SG) PTE LTD. and wellteq Pte Ltd dated November 1, 2022 (Incorporated by reference to Exhibit 4.40 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.43	Employment Agreement by and between Scott Montgomery and Advanced Health Intelligence Ltd dated December 1, 2022 (Incorporated by reference to Exhibit 4.29 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.44*+	Master Services Agreement by and between Upvio Healthtech and Advanced Human Imaging Ltd dated January 18, 2023

4.45*+	Master Services Agreement by and between Augmented Reality Concierge, LLC and Advanced Human Imaging Ltd dated February 8, 2023

4.46*+	Research Agreement by and between Stellenbosch University and Advanced Health Intelligence Ltd dated May 21, 2023

4.47*+	Master Services Agreement by and between Kalibra Pte Ltd and Advanced Health Intelligence Ltd dated May 23, 2023

4.48*	Letter of Intention by and between Pharmak Direct and Advanced Health Intelligence Ltd dated June 19, 2023

4.49*	Collaboration Agreement by and between IntelliGen Solutions FZ-LLC and Advanced Health Intelligence Ltd dated July 21, 2023

4.50*	Exclusive Perpetual Software License Agreement by and between Shanghai Changlin Network Technology Co Ltd and Advanced Health Intelligence Ltd dated August 2, 2023

4.51*	Collaboration Agreement by and between Bin Farhood International Business Management Group L.L.C. and Advanced Health Intelligence Ltd dated August 31, 2023

4.52*	Letter of Intention by and between UniSure Group and Advanced Health Intelligence Ltd dated September 20, 2023

4.53*	Extension Letter dated October 24, 2023, relating to the Exclusive Perpetual Software License Agreement by and between Shanghai Changlin Network Technology Co Ltd and Advanced Health Intelligence Ltd dated August 2, 2023

4.54†	MyFiziq Limited Incentive Performance Rights Plan (Incorporated by reference to Exhibit 10.10 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.55†	MyFiziq Limited Incentive Options Plan (Incorporated by reference to Exhibit 10.11 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

8.1*	List of subsidiaries

11.1	Code of Conduct (incorporated herein by reference to Exhibit 14.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on August 26, 2021)

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
†	Executive compensation plan or arrangement.
+	Certain confidential portions of this exhibit were omitted because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED HEALTH INTELLIGENCE LTD

Date: October 31, 2023	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

PKF Brisbane Audit ABN 33 873 151 348 Level 6, 10 Eagle Street Brisbane, QLD 4000 Australia +61 7 3839 9733 brisbane@pkf.com.au pkf.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Advanced Health Intelligence Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Advanced Health Intelligence Ltd and its controlled entities (the “Consolidated Entity”) as of 30 June 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the years in the two-year period ended 30 June 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2023, in conformity with International Financial Reporting Standards (“IFRS”) and Interpretations as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Consolidated Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Consolidated Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF Brisbane Pty Ltd is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separately owned legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s). Liability limited by a scheme approved under Professional Standards Legislation.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Consolidated Entity will continue as a going concern. As discussed in Note 1(a) to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Consolidated Entity’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Estimation Uncertainty in the Preparation of the Financial Statements

We draw attention to Note 41 Fair Value measurement in the financial statements, which describes significant estimation uncertainty in the preparation of the financial statements, specifically as it relates to the forecasts used in determining the fair value of the Consolidated Entity’s investment in Triage Technologies Inc.

As described in Note 41, the underlying forecasts and assumptions are subject to uncertainties which are often outside the control of the Consolidated Entity. Actual outcomes may be different from those forecast since anticipated events frequently do not occur as expected, and the effect of those differences may significantly impact the resulting accounting estimates. Our opinion on the financial statements is not modified in respect of this matter.

PKF BRISBANE AUDIT

We have served as the Consolidated Entity’s auditor since July 2022.

Brisbane, Australia

30 October 2023

PCAOB ID No. 6622

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Statement of profit or loss and other comprehensive income For the year ended 30 June 2023

		Consolidated
	Note	30 June 2023	30 June 2022
		$	$

Revenue
Software income	5	542,556	14,524
Integration and development income		107,141	182,685
Operating revenue		649,697	197,209

Other revenue	6	2,140,740	1,136,082
Total revenue		2,790,437	1,333,291

Expenses
General administration	7	(3,205,408)	(4,171,530)
Employee expenses	8	(5,862,699)	(11,762,310)
Sales and marketing		(910,399)	(2,106,498)
Depreciation and amortisation expense		(312,558)	(363,695)
Impairment of assets and receivables	9	(475,785)	(973,663)
Fair value adjustment - Triage	41	(1,807,829)	(551,089)
Unrealised currency gains/(losses)		39,672	137,374
Subscription costs		(469,903)	(266,844)
Insurance		(1,825,428)	(1,343,312)
Cloud infrastructure costs		(563,991)	-
Total expenses		(15,394,328)	(21,401,567)

Operating loss		(12,603,891)	(20,068,276)

Finance income		254,392	155,255
Finance costs		(477,678)	(163,822)
Net finance income / (costs)		(223,286)	(8,567)

Loss before income tax		(12,827,177)	(20,076,843)
Income tax benefit		-	-
Net loss for the year after tax attributable to members		(12,827,177)	(20,076,843)

Other comprehensive income		-	-

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	30	(283,273)	-

Other comprehensive income for the year, net of tax		(283,273)	-
Total comprehensive income for the year attributable to the owners of Advanced Health Intelligence Ltd		(13,110,450)	(20,076,843)

Loss per share		Cents	Cents

Basic loss per share	11	(6.94)	(13.08)
Diluted loss per share	11	(6.94)	(13.08)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Statement of financial position As at 30 June 2023

		Consolidated
	Note	30 June 2023	30 June 2022
		$	$

Assets

Current assets
Cash and cash equivalents	13	2,104,584	6,011,368
Trade and other receivables	15	311,912	51,176
Prepayments	16	834,281	895,813
Total current assets		3,250,777	6,958,357

Non-current assets
Other financial assets	17	829,694	2,602,582
Right-of-use assets	18	360,455	35,199
Property, plant, and equipment	19	152,486	94,767
Investments	21	-	-
Intangibles	20	4,313,710	972,732
Total non-current assets		5,656,345	3,705,280

Total assets		8,907,122	10,663,637

Liabilities

Current liabilities
Trade and other payables	22	3,467,554	500,769
Lease liabilities	26	65,182	51,213
Employee benefits	23	628,713	383,236
Other current liabilities	27	432,464	-
		4,593,913	935,218
Interest bearing borrowings	25	1,433,172	1,110,171
Total current liabilities		6,027,085	2,045,389

Non-current liabilities
Lease liabilities	26	305,082	-
Employee benefits	23	200,277	62,861
Other non-current liabilities	28	346,796	-
Total non-current liabilities		852,155	62,861

Total liabilities		6,879,240	2,108,250

Net assets		2,027,882	8,555,387

Equity
Issued capital	29	76,008,621	61,822,859
Reserves	30	1,318,257	9,338,100
Accumulated losses		(75,298,996)	(62,605,572)
Total equity		2,027,882	8,555,387

The above statement of financial position should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Statement of changes in equity For the year ended 30 June 2023

	Issued	Equity remuneration	Foreign currency translation	Accumulated
	capital	reserve	reserve	losses	Total equity
Consolidated	$	$	$	$	$

Balance at 1 July 2021	39,213,794	5,293,019	-	(42,528,729)	1,978,084

Loss after income tax benefit for the year	-	-	-	(20,076,843)	(20,076,843)
Other comprehensive income for the year, net of tax	-	-	-	-	-

Total comprehensive income for the year	-	-	-	(20,076,843)	(20,076,843)

Transactions with owners in their capacity as owners:
Performance rights exercised	1,996,500	(1,996,500)	-	-	-
Options exercised	1,665,907	(491,002)	-	-	1,174,905
Ordinary shares - NASDAQ	16,706,783	-	-	-	16,706,783
Costs of capital raising - NASDAQ	(2,856,327)	-	-	-	(2,856,327)
Repayment of notes	3,125,964	-	-	-	3,125,964
Share based payments:
- Service providers	1,050,238	-	-	-	1,050,238
- Employees / Directors	920,000	6,532,583	-	-	7,452,583
Balance at 30 June 2022	61,822,859	9,338,100	-	(62,605,572)	8,555,387

The above statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Statement of changes in equity For the year ended 30 June 2023

	Issued	Equity remuneration	Foreign currency translation	Accumulated
	capital	reserve	reserve	losses	Total equity
Consolidated	$	$	$	$	$

Balance at 1 July 2022	61,822,859	9,338,100	-	(62,605,572)	8,555,387

Loss after income tax for the year	-	-	-	(12,827,177)	(12,827,177)
Other comprehensive income for the year, net of tax	-	-	(283,273)	-	(283,273)

Total comprehensive income for the year	-	-	(283,273)	(12,827,177)	(13,110,450)

Transactions with owners in their capacity as owners:
Shares issued for Vertica acquisition	180,000	-	-	-	180,000
Shares issued for Wellteq acquisition	1,673,631	-	-	-	1,673,631
Capital raising costs	(1,195,669)	-	-	-	(1,195,669)
Ordinary shares	5,000,000	-	-	-	5,000,000
Share-based payments	-	702,383	-	-	702,383
Payments to service providers	117,600	-	-	-	117,600
Performance rights issued	-	105,000	-	-	105,000
Performance rights exercised	8,410,200	(8,410,200)	-	-	-
Lapse of options	-	(133,753)	-	133,753	-
Balance at 30 June 2023	76,008,621	1,601,530	(283,273)	(75,298,996)	2,027,882

The above statement of changes in equity should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Statement of cash flows For the year ended 30 June 2023

		Consolidated
	Note	30 June 2023	30 June 2022
		$	$

Cash flows from operating activities
Receipts from customers		817,335	266,212
Research & Development tax incentive grant		2,031,623	890,113
Interest received		858	98
Interest and other costs of finance paid		(288,172)	(163,822)
Payments to suppliers and employees		(9,928,828)	(10,851,400)

Net cash used in operating activities	14	(7,367,184)	(9,858,799)

Cash flows from investing activities
Payments for investments		-	(3,126,950)
Payments for property, plant and equipment		(67,483)	(86,269)
Cash acquired from acquisition of Investee companies	4	277,944	-
Loans to other entities	4	(1,000,000)	-
Loans (to) / from related party		120,278	(171,500)

Net cash used in investing activities		(669,261)	(3,384,719)

Cash flows from financing activities
Proceeds from issue of shares	29	5,000,000	18,233,320
Proceeds from borrowings		2,250,000	1,077,069
Repayment of borrowings		(2,732,311)	-
Proceeds from issue of convertible notes		1,975,424	-
Repayment of convertible notes		(1,750,000)	-
Share issue transaction costs		(493,286)	(2,141,090)
Repayment of lease liabilities		(81,089)	(86,912)

Net cash from financing activities		4,168,738	17,082,387

Net increase/(decrease) in cash and cash equivalents		(3,867,707)	3,838,869
Cash and cash equivalents at the beginning of the financial year		6,011,368	2,172,499
Effects of exchange rate changes on cash and cash equivalents		(39,077)	-

Cash and cash equivalents at the end of the financial year	13	2,104,584	6,011,368

Non-cash investing and financing activities

Share based payment on acquisition of Wellteq		(1,673,631)	-
Share based payment on acquisition of Vertica		(180,000)	-
Share based payment on capital raising costs		(702,383)	-
Shares issued on exercised of performance rights		8,410,200	1,996,500

The above statement of cash flows should be read in conjunction with the accompanying notes

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies

Advanced Health Intelligence Ltd (the “Company”, “the parent entity” or “AHI”) is a public company domiciled in Australia and dual listed on both the Australian Securities Exchange (ASX) and the NASDAQ Capital Market in the United States of America. The consolidated financial report of the Company and its subsidiaries, together referred to as the consolidated entity.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Prior year comparatives

This Annual Report uses comparatives sourced from the Company’s re-issued 2022 Annual Report. The Annual Report was reissued on 14 December 2022.

The reason for the reissue of the 2022 Annual Report was announced in the AHI ASX Announcement dated 23 November 2022, in which it was advised that the Consolidated Entity will be reissuing its 2022 Annual Report, following its subsequent material restatement of the fair value of its investment in Triage Technologies Inc. (‘Triage Investment’) at 30 June 2022. This restatement followed the receipt of a formal valuation of the Consolidated Entity’s Triage Investment by an accredited Canadian valuer, which increased the Consolidated Entity’s Net Asset position by $2,565,082 at 30 June 2022 and reduced its Total Comprehensive Loss by a corresponding amount for the year ended 30 June 2022. Where necessary, comparative information has been reclassified for consistency with current year disclosures.

Going concern

These consolidated financial statements have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

The consolidated entity has incurred a net operating loss of $12,827,177 (2022: $20,076,843) which included non-cash items such as a provision for impairment as well as share-based payments, has a net cash outflow from operating activities amounting to $7,367,184 (2022: $9,858,799) and a net current asset deficiency of $2,776,308 as at 30 June 2023 (2022; surplus $4,912,968). Given the consolidated entity’s net current liability position, the ability of the consolidated entity to continue as a going concern, including its ability to pay its debt as and when they fall due, needs to be considered. The Directors are of the opinion that the continuation of the consolidated entity as a going concern is dependent upon its ability to achieve the following:

●	As announced on August 4, 2023, the Company executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”). This agreement requires Changlin to pay AHI USD$10 million within 90 days from the execution date for the exclusive and perpetual right to AHI’s technology.

●	On 13 June 2023, The Company announced it had successfully undertaken a $5,000,000 share placement with Orca Capital GMBH at a 194% premium to the last traded share price on Friday, 9 June 2023.

●	As announced in its June 2023 Appendix 4C lodgement with the ASX, the Company has been presented with three additional funding proposals between $5,000,000 and $20,000,000 through a placement under its LR7.1 capacity. The Company is actively engaged in discussions with parties and anticipates closing the additional capital soon.

●	On 21 June 2023, the Company announced it had entered into a Letter of Intention with UAE based e-script medicine management company Pharmak Pharmacy LLC to integrate AHI’s Biometric Health Assessment into Pharmak’s e-script screening solution. The parties are targeting a January 2024 initial launch of the solution. Pharmak expects to achieve a minimum e-script order volume in 2024 of 100,000 e-scripts per month in each of the UAE and Saudi Arabia. It has been agreed between the parties that AHI will receive 1.6% of the gross e-script value.

In addition to the above, the Company announced on 13 September 2023 that it had secured a $1.5 million Convertible Loan facility as disclosed in note 38 and is also evaluating a number of other financing proposals.

The directors are confident of the consolidated entity’s ability to achieve the above and have prepared the financial statements on a going concern basis as the directors believe that the consolidated entity will be able to pay its debt as and when they fall due and payable.

The financial statements have been prepared on a going concern basis which assumes that the Group will realise its assets and extinguish its liabilities in the normal course of business. In the event that the above arrangements and initiatives are not achieved, there exists a material uncertainty as to whether the consolidated entity will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in Note 40.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Advanced Health Intelligence Ltd (‘Company’ or ‘parent entity’) as at 30 June 2023 and the results of all subsidiaries for the year then ended. Advanced Health Intelligence Ltd and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Advanced Health Intelligence Ltd’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Revenue recognition

The consolidated entity recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are recognised as a refund liability.

Sale of goods

Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Software services

Software services are comprised of recurring services to customers. Software services revenue is measured based on the consideration specified in a contract with customers. The Company satisfies its performance obligation, and revenue from these services is recognised, on a straight-line basis over the service period as the Company provides the service to the customer. In certain arrangements, the Company receives payment before services have been performed. These payments are initially recorded as deferred revenue and are recognised as revenue over the service period.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

R&D Tax incentive – Grant

R&D tax incentive is recognised when it is received and is recognised as grant income.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

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

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The consolidated entity has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in joint ventures are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity’s share of net assets of the joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Income earned from joint venture entities reduce the carrying amount of the investment.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at fair value through profit or loss

Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either: (i) held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or (ii) designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

Impairment of financial assets

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

For financial assets mandatorily measured at fair value through other comprehensive income, the loss allowance is recognised in other comprehensive income with a corresponding expense through profit or loss. In all other cases, the loss allowance reduces the asset’s carrying value with a corresponding expense through profit or loss.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Office Equipment	3 - 5 years

Furniture & Fixtures	5 - 7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Leasehold improvements are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

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

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the consolidated entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The consolidated entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Goodwill

Goodwill arises on the acquisition of a business. Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Customer contracts

Customer contracts acquired in a business combination are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Software

Significant costs associated with software are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Application development

Costs associated with application development costs are amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

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

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

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

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

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

Provisions

Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 1. Significant accounting policies (continued)

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Advanced Health Intelligence Ltd, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

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

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2023. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Allowance for expected credit losses

The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates.

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

Estimation of useful lives of assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Goodwill and other indefinite life intangible assets

The consolidated entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax

The consolidated entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on the consolidated entity’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the consolidated entity’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The consolidated entity reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the consolidated entity estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 2. Critical accounting judgements, estimates and assumptions (continued)

Employee benefits provision

As discussed in Note 1, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Deferred consideration

The deferred consideration liability is the difference between the total purchase consideration, usually on an acquisition of a business combination, and the amounts paid or settled up to the reporting date, discounted to net present value. The consolidated entity applies provisional accounting for any business combination. Any reassessment of the liability during the earlier of the finalisation of the provisional accounting or 12 months from acquisition-date is adjusted for retrospectively as part of the provisional accounting rules in accordance with AASB 3 ‘Business Combinations’. Thereafter, at each reporting date, the deferred consideration liability is reassessed against revised estimates and any increase or decrease in the net present value of the liability will result in a corresponding gain or loss to profit or loss. The increase in the liability resulting from the passage of time is recognised as a finance cost.

Business combinations

As discussed in Note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Note 3. Operating and geographical segments

The consolidated entity has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors in assessing performance and determining the allocation of resources.  Currently the Board of Directors are not assessing the performance of the business by geographical areas.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The consolidated entity’s sole activity is mobile application and technology development. Therefore, it has aggregated all operating segments into the one reportable segment being technological development.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 4. Business combinations

Wellteq Acquisition

On 6 December 2022, the Company acquired 100% of the ordinary shares of Wellteq Digital Health Inc (‘Wellteq’) and its wholly owned subsidiaries for the total non-cash consideration transferred of $1,673,631 on completion of the court-approved Plan of Arrangement in British Columbia, Canada. Consideration comprised 17,804,587 shares in AHI at an issue price of $0.094 per share.

In conjunction with the Arrangement Agreement, AHI and Wellteq also entered into a loan agreement whereby AHI agreed to advance to Wellteq up to $1,200,000. As at the time of acquisition, AHI had advanced to Wellteq $1,000,000. Interest of $16,711 had accrued at the time of acquisition.

The loan between AHI and Wellteq settled on business combination for $1,000,000. At acquisition, the fair value of the total consideration was $2,673,631. representing the value of the shares issued and loan settled.

Wellteq was listed on the Canadian Securities Exchange (CSE: WTEQ) and is a leading provider of corporate wellness solutions developed to provide data-driven personalized health and wellness coaching to engage its users in healthier behaviours. As an enterprise (business-to-business) model Wellteq currently had two main sectors of customers, employers, and insurance companies.

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	422,331
Trade receivables	238,866
Other current assets	109,235
Equipment	104,074
Trade payables and accrued liabilities	(652,240)
Employee benefits	(49,537)
Other provisions	(180,356)
Deferred revenue	(150,016)

Net liabilities acquired	(157,643)
Goodwill	2,602,985
Customer relationships	158,000
Brand	87,000

Acquisition-date fair value of the total consideration transferred	2,690,342

Representing:
Advanced Health Intelligence Ltd shares issued to vendor	1,673,631
Loan between AHI and Wellteq settled on business combination	1,016,711
2,690,342

Management have considered whether any impairment considerations exist with respect to the acquired intangible assets. These are considered in Note 20.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 4. Business combinations (continued)

Revenue and profit contribution

The acquired business combination contributed revenues of $508,009 and net loss of $1,455,953 to the group for the period from 6 December 2022 to 30 June 2023.

If the acquisition had occurred on 1 July 2022, consolidated pro-forma revenue and loss for the year ended 30 June 2023 would have been $1,096,358 and $3,862,901 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary.

Purchase Consideration - cash inflow/(outflow)	2023
$

Cash paid	-
Cash acquired	422,331
Net inflow of cash – investing activities	422,331

Vertica Acquisition

On 5 August 2022, the Company concluded a Share Sale Agreement to acquire 100% of the ordinary shares of Vertica Health (Pty) Ltd (‘Vertica’), a South African registered company, for a combination of cash and non-cash consideration. The consideration comprised cash and non-cash consideration as follows:

●	1,500,000 AHI fully paid ordinary shares issued on closing, escrowed for 24 months from issue;

●	US$100,000 cash payable on transaction close;

●	US$250,000 payable 1 year from closing; and

●	US$250,000 payable 2 years from closing.

AHI shares were valued at a market price of $0.12 per share at the time of the acquisition.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 4. Business combinations (continued)

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	32
Trade receivables	2,616
Trade payables	(2,477)

Net assets acquired	171
Goodwill	607,176
In-process R&D Software	374,000

Acquisition-date fair value of the total consideration transferred	981,347

Representing:
Cash paid to vendor	144,419
Advanced Health Intelligence Ltd fully paid ordinary shares issued to vendor	180,000
Deferred cash payable to vendor	656,928
981,347

Management have considered whether any impairment considerations exist with respect to the acquired intangible assets. These are considered in Note 20.

Revenue and profit contribution

The acquired business combination contributed no revenues and net loss of $582,735 to the group for the period from 6 December 2022 to 30 June 2023.

If the acquisition had occurred on 1 July 2022, the consolidated pro-forma revenue and profit for the year ended 30 June 2023 would not have been different to the achieved results as the Vertica business was transferred into a new company just before the transaction time, and was subsequently acquired by the Group.

Purchase Consideration - cash inflow/(outflow)	2023
$

Cash paid	(144,419)
Cash acquired	32
Net outflow of cash investing activities	(144,387)

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 5. Software income

	Consolidated
	30 June 2023	30 June 2022
	$	$

Software development kits - per user	35,495	13,721
Software development kits - per scan	2,353	803
Software subscriptions	504,708	-
	542,556	14,524

Revenue from a contract to provide software services is recognised over time as the services are performed. Software services are invoiced either annually, quarterly or monthly in advance of service, and is initially recognised as deferred revenue and then shown as revenue over the service period.

Note 6. Other revenue

	Consolidated
	30 June 2023	30 June 2022
	$	$

Consultancy income	-	60,390
Joint venture income	-	172,170
Grant income	2,135,598	890,113
Other income	5,142	13,409
Other revenue	2,140,740	1,136,082

Joint Venture Income

Joint venture income relates to expenses recharged to Body Composition Technologies Pte Limited (“BCT”) in respect of development and administrative costs. Refer to Note 37 for further information.

Grant income

Grant income has been derived over the period as follows:

	Consolidated
	30 June 2023	30 June 2022
	$	$

R&D tax incentive	2,018,241	890,113
Paid parental leave funding	14,624	-
Boosting apprenticeship commencement grant	13,148	-
Export market development grant	89,585	-
	2,135,598	890,113

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 6. Other revenue (continued)

The boosting apprenticeship commencement grant is a government wage subsidy to encourage employers in Australia to take on new apprentices and trainees, or undertake further training for existing staff.

The Export Market Development Grant is an Austrade initiative to assist Australian businesses undertake promotional activities in foreign markets.

Note 7. General administration

	Consolidated
	30 June 2023	30 June 2022
	$	$

Consulting & advisory	1,230,098	553,087
Corporate expenses	452,893	458,663
Telecommunications & IT	237,390	202,560
General & administrative expenses	167,577	224,065
Outsourced development costs	25,287	164,050
Travel costs	447,819	207,862
Doubtful debts expense	-	235,357
ASX and listing fees	364,505	286,789
Other expenses	64,581	563,234
NASDAQ listing expenses	97,658	1,275,863
Consulting & advisory - share based payments	117,600	-
	3,205,408	4,171,530

Note 8. Employee expenses

	Consolidated
	30 June 2023	30 June 2022
	$	$

Salaries and wages	5,327,193	3,429,019
Superannuation contributions	489,507	322,219
Share based payments[1]	105,000	7,452,583
Employment taxes and insurances[2]	(142,380)	435,089
Other employment expenses	83,379	123,400
	5,862,699	11,762,310

[1]	The fair value of equity settled transactions with employees, directors and suppliers is apportioned over the period from grant date to vesting date. See Note 31 for details of transactions vesting within the financial year.

[2]	The employment taxes and insurances are negative due to the refund of $249,253.86 that was received at 23 December 2022 for the overpayment of the prior year.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 9. Provision for impairment expense

	Consolidated
	30 June 2023	30 June 2022
	$	$

Jana Care Inc (Note 21)	200,729	62,129
Bearn Inc (Note 24)	3,868	803,072
Body Composition Technologies Pte Ltd (Note 21)	26,188	188,271
Physimax Technologies Limited	-	(79,809)
Wellteq intangibles acquired through business combination (Note 4, Note 20)	245,000	-
	475,785	973,663

The provisions for impairment for Jana Care Inc, Bearn Inc and Body Composition Technologies Pte Ltd related to the impairment of continued accrual on interest on loans to those entities, and any foreign currency fluctuations relating to the asset carrying value.

Note 10. Income tax

	Consolidated
	30 June 2023	30 June 2022
	$	$

a) Income tax expense
Current income tax
Current income tax benefit	(2,867,508)	(2,651,576)
Current income tax not recognised	2,867,508	2,651,576
	-	-

Deferred income tax:
Relating to origination and reversal of timing differences	503,587	7,168,453
Deferred income tax benefit not recognised	(503,587)	(7,168,453)
Income tax benefit reported in the Statement of profit or loss and other comprehensive income	-	-

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 10. Income tax (continued)

	Consolidated
	30 June 2023	30 June 2022
	$	$

b) Reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense	(12,827,177)	(20,966,956)

Tax at the Australian rate of 25% (2022: 25%)	(3,830,489)	(5,241,739)
	-	-
Capital raising costs claimed	(1,006,095)	(301,743)
Non-deductible expenses	356,552	2,017,457
Effect of difference in foreign tax rates	102,842	-
Unused tax losses and temporary differences not recognised as deferred tax assets	4,377,190	3,526,025
Tax Benefit	-	-

	Consolidated
	30 June 2023	30 June 2022
	$	$

c) Deferred tax – Statement of Financial Position (unrecognised)
Revenue losses available to offset against future taxable income	6,836,877	5,428,055
Accrued expenses and leave provisions	257,778	199,877
Deductible equity raising costs	689,315	1,139,489
Other	61,291	4,004
Development asset	307,298	246,503
Patents	273,005	243,403
Investments	1,547,215	165,420
Unrealised foreign exchange gain	(66,130)	(34,344)
Prepaid expenses	-	(223,953)
Net deferred tax assets not recognised	9,906,649	7,168,454

Deferred tax assets have been recognised to the extent that they extinguish deferred tax liabilities of the Company as at the reporting date.

Net deferred tax assets have not been recognised, in either reporting period, in respect of amounts in excess of deferred tax liabilities.

The tax benefits of the above deferred tax assets will only be obtained if:

(i)	The Company derives probable future assessable income of a nature and an amount sufficient to enable the benefit from the tax losses to be realised;

(ii)	The Company continues to comply with the conditions for deductibility imposed by law; and

(iii)	No changes in tax legislation adversely affect the Company realising the benefit from the deduction of the losses.

All unused tax losses were incurred by Australian entities.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 11. Loss per share

	Consolidated
	30 June 2023	30 June 2022
	$	$

Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of Advanced Health Intelligence Ltd	(12,827,177)	(20,076,843)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings/(loss) per share	184,836,915	153,488,834

Weighted average number of ordinary shares used in calculating diluted earnings/(loss) per share	184,836,915	153,488,834

	Cents	Cents

Basic loss per share	(6.94)	(13.08)
Diluted loss per share	(6.94)	(13.08)

Options and share rights to acquire ordinary shares granted by the Company and not exercised at the reporting date have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Options or share rights on issue at 30 June 2023 are considered to be anti-dilutive due to the loss incurred during the financial year.

Note 12. Dividends

There were no dividends paid, recommended, or declared during the financial years ended 30 June 2023 and 30 June 2022. The Company has no franking credits available as at 30 June 2023 and 30 June 2022.

Note 13. Cash and cash equivalents

	Consolidated
	30 June 2023	30 June 2022
	$	$

Cash at bank[1]	2,104,584	6,011,368

[1]	Cash at bank earns interest at floating rates based on daily deposit rates.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 14. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	30 June 2023	30 June 2022
	$	$

Loss after income tax benefit for the year	(12,827,177)	(20,076,843)

Adjustments for non-cash items:
Depreciation and amortisation	371,273	363,695
Impairment of assets and receivables	2,283,614	4,175,993
Share-based payments	105,000	7,452,583
Foreign exchange differences	(304,954)	142,836
Fair value loss on convertible notes	-	781,492
Accrued interest	(230,785)	(155,157)

Movement in assets and liabilities:
Decrease/(increase) in trade and other receivables	(234,955)	192,124
Decrease in prepayments	61,532	9,542
Increase in employee benefits	382,893	7,106
(Increase) in investments	-	(2,565,082)
Increase / (decrease) in deferred income	59,589	(132,800)
Increase / (decrease) in trade and other payables	2,966,786	(54,288)
Net cash used in operating activities	(7,367,184)	(9,858,799)

Note 15. Trade and other receivables

	Consolidated
	30 June 2023	30 June 2022
	$	$

Trade receivables	401,358	251,244
Less: Provision for doubtful debts	(235,357)	(235,357)
	166,001	15,887

GST Receivable	145,911	35,289
	311,912	51,176

During the 2022 and earlier financial years, the Company provided services to Body Composition Technologies Pty Ltd (“BCT Australia”) an Australian incorporated wholly owned subsidiary of Body Composition Technologies Pte Ltd (“BCT”). AHI has a Joint Venture interest in BCT, see Note 37. The total receivables balance from BCT Australia to the Company at 30 June 2022 was $235,357, which had been fully provided for as a doubtful debt.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 16. Prepayments

	Consolidated
	30 June 2023	30 June 2022
	$	$

Prepaid insurance	834,281	876,847
Other prepayments	-	18,966
	834,281	895,813

Note 17. Other financial assets

	Consolidated
	30 June 2023	30 June 2022
	$	$

Security deposits	65,485	37,500
Investment in Triage - at fair value through profit and loss (Refer to Note 41)	764,209	2,565,082
	829,694	2,602,582

Note 18. Right-of-use assets

	Consolidated
	30 June 2023	30 June 2022
	$	$

Land and buildings - Right-of-use	400,140	175,992
Less: Accumulated depreciation	(39,685)	(140,793)
	360,455	35,199

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022. Refer to note 26

The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 18. Right-of-use assets (continued)

Reconciliations

Reconciliations of Right-of-use assets written down value at the beginning and end of the current financial year are set out below:

	Consolidated
	30 June 2023	30 June 2022
	$	$

Opening balance – 1 July	35,199	105,594
Addition – lease extension	364,941	-
Depreciation	(39,685)	(70,395)
Balance at 30 June 2023	360,455	35,199

Note 19. Property, plant, and equipment

	Consolidated
	30 June 2023	30 June 2022
	$	$

Leasehold improvements - at cost	55,735	55,735
Less: Accumulated depreciation	(55,735)	(44,691)
	-	11,044

Office equipment - at cost	431,058	229,005
Less: Accumulated depreciation	(278,572)	(145,282)
	152,486	83,723

	152,486	94,767

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

	Office	Leasehold
	equipment	improvements	Total
	$	$	$
Consolidated
Balance at 1 July 2022	83,723	11,044	94,767
Additions	67,483	-	67,483
Net additions through business combinations (Note 4)	104,074	-	104,074
Depreciation expense	(102,794)	(11,044)	(113,838)
Balance at 30 June 2023	152,486	-	152,486

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 20. Intangibles

	Consolidated
	30 June 2023	30 June 2022
	$	$

Goodwill	3,210,161	-

Customer relationships	158,000	-
Less: Provision for impairment	(158,000)	-
	-	-

In-process R&D software	374,000	-

Brand	87,000	-
Less: Provision for Impairment	(87,000)	-
	-	-

Application development	1,972,994	1,958,742
Less: Accumulated amortisation	(1,243,445)	(986,010)
	729,549	972,732

	4,313,710	972,732

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

	Goodwill	Application Development	In-process R&D software	Customer Relationships	Brand and media presence	Total
Consolidated	$	$	$	$	$	$

Balance at 1 July 2022	-	972,732	-	-	-	972,732
Additions through Vertica business combination (Note 4)	607,176	-	374,000	-	-	981,176
Additions through Wellteq business combination (Note 4)	2,602,985	-	-	158,000	87,000	2,847,985
Additions	-	14,252	-	-	-	14,252
Impairment of assets	-	-	-	(158,000)	(87,000)	(245,000)
Amortisation expense	-	(257,435)	-	-	-	(257,435)
Balance at 30 June 2023	3,210,161	729,549	374,000	-	-	4,313,710

Impairment testing

Goodwill acquired through business combinations of Wellteq and Vertica have been allocated to a single cash-generating unit at the consolidated entity’s level.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 20. Intangibles (continued)

The recoverable amount of the consolidated entity’s goodwill has been determined by a value-in-use calculation using a discounted cash flow model, based on a 3 year projection period approved by management and extrapolated for a further 2 years using a steady rate. Management has assessed that there is a single Cash Generating Unit as follows:

Cash Generating Unit

Management has formed a view that AHI is a single Cash Generating Unit (CGU), on the basis that:

●	The acquisition of the Wellteq and Vertica groups was to combine the technology of both companies into single digital solution to deliver scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies.

●	AHI communicated this objective at the time of the Wellteq acquisition on 9 December 2022. The ASX release makes clear the intention to have a single software solution.

●	At the time of acquisition of Vertica, Vertica did not have a product which was in a commercial state, and did not derive its own income.

●	At the time of acquisition of Wellteq, it did have a commercialised product which developed income. However as detailed above, that product has now ceased operation as the broader integration into the AHI platform has been undertaken.

●	No segmentation is conducted in the company’s financial statements as it is of the view it operates within a single segment.

●	Future sales of the combined AHI digital solution, combining all technology, will be made under the AHI brand.

In assessing the recoverable amount of the Intangible Assets acquired through the Wellteq business combination, management formed the view that the following impairment factors existed:

●	In the quarter ended 30 June 2023, management undertook a review of the consolidated entity’s service offering and technology stack, it was determined that it would cease operation of the Wellteq platform, and agreements with all customers would be terminated. No services on these customers were provided by this platform after 31 July 2023. The Wellteq platform was Wellteq’s sole source of income and engagement with customers.

●	As a result of this decision and a re-focussing on the entire AHI business on a Biometric Health Assessment (BHA) and scan-based product, multiple roles were made redundant, particularly impacting staff that supported or developed the Wellteq platform.

●	With the decommissioning of the platform, all customer relationships ceased and the Wellteq brand was removed from the market. AHI does not intend to use the Wellteq brand going forward.

●	However, as part of the future offering to customers, Wellteq will contribute experience and knowledge towards mental health and analytics capabilities within the AHI offering. Future customer agreements will, in some part, require an allocation towards Wellteq’s contribution to the overall offering.

Given the factors above, management has formed the view that customer relationships and brand and media presence has no future value and therefore fully impaired.

Key assumptions are those to which the recoverable amount of an asset or CGU is most sensitive.

The following key assumptions were used in the discounted cash flow model for the CGU:

●	58% pre-tax discount rate

●	2% per annum projected revenue growth rate from year 4 (equivalent to compound annual growth rate of 110%)

●	10% per annum increase in operating costs and overheads from year 4

●	Cash generated from the CGU arises from the recent announcement of the Changlin Network Technology Ltd licensing agreement (Note 38), and estimates of inflows from other recently signed agreements.

The discount rate of 58% pre-tax reflects management’s estimate of the time value of money and assess risk from management of the consolidated entity’s weighted average cost of capital adjusted for the CGU.

Management believes the projected 2% revenue growth rate is prudent and justified as the time horizon beyond 3 years is difficult to project. A 10% per annum increase in operating costs and overheads is considered justified to cater for growth of employee salaries and team expansion.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 20. Intangibles (continued)

Based on the above, the recoverable amount of the goodwill based on value-in-use calculation exceeded the value of carrying amount. Therefore, management has assessed that goodwill does not require impairment during the period.

Sensitivity

As disclosed in Note 2, the directors have made judgements and estimates in respect of impairment testing of goodwill. Should these judgements and estimates not occur the resulting goodwill carrying amount may decrease. The sensitivities are as follows.

If the upfront fee of USD$10m from Changlin commercial agreement is not achieved, the recoverable value of the goodwill will not be affected as the value-in-use is still greater than the carrying value recorded. Under this assumption:

●	Revenue would need to further decrease by more than 67.5% before goodwill would need to be impaired, with all other assumptions remaining constant; or

●	The discount rate would be required to increase to 98.2% before goodwill would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount of the goodwill is based would not cause the cash-generating unit’s carrying amount to exceed its recoverable amount.

If there are any negative changes in the key assumptions on which the recoverable amount of goodwill is based, this would result in a further impairment charge for the goodwill.

In-process R&D Software

As part of the acquisition of Vertica (Note 4), the consolidated entity acquired in-process R&D software. When complete, management is of the view that it will have a finite useful life as the product is constantly improved, iterated upon and ultimately, become obsolete as time passes.

As at 30 June 2023 management has assessed this software as still being in development and not in a stage ready for commercial use. At the point in time where income is derived to which the asset contributes, management will commence amortising the asset over its projected useful life.

Note 21. Investments

Joint Venture

A parent has a 50% interest in a joint arrangement with Body Composition Technologies Pte Ltd.

The principal place of business of the joint operation is in Singapore.

The joint venture agreement in relation to Body Composition Technologies Pte Ltd require unanimous consent from all parties for all relevant activities. The two parties have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred. This entity is therefore classified as a joint operation and the group recognises it’s direct right to the jointly held assets, liabilities, revenues and expenses.

Set out below are joint ventures of the group as at 30 June 2023 which, in the opinions of the directors are material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the consolidated entity. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

For more information refer to note 37.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 21. Investments (continued)

The recoverable amounts of the Company’s investments are reviewed at each reporting date. As the Company’s investments are in unlisted entities, the determination of recoverable value is subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to continue with provisions for impairment against each of its investments, as shown in the table below. When the Company can make a more accurate determination of recoverable value, the Company will re-assess whether a provision for impairment is still required for its investments.

	Consolidated
	30 June 2023	30 June 2022
	$	$

Investment in Jana Care - at costs	953,010	752,281
Less: provision for impairment	(953,010)	(752,281)
Investment in Body Composition Technologies - at cost	713,550	696,779
Less: provision for impairment	(713,550)	(696,779)
	-	-

	Jana Care	BCT
	$	$

Opening balance – 1 July 2022	-	-
Addition	200,729	16,771
Less: Impairment for the year	(200,729)	(16,771)
Ending balance - 30 June 2023	-	-

Note 22. Trade and other payables

	Consolidated
	30 June 2023	30 June 2022
	$	$

Trade payables	2,810,643	136,372
Accrued Expenses	405,015	216,788
Employment related payables	251,896	147,609
	3,467,554	500,769

Note 23. Employee benefits

	Consolidated
	30 June 2023	30 June 2022
Current	$	$

Annual leave	628,713	383,236

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 23. Employee benefits (continued)

	Consolidated
	30 June 2023	30 June 2022
Non-current	$	$

Long service leave	200,277	62,861

Note 24. Loans to other entities

	Consolidated
	30 Jun 2023	30 Jun 2022
	$	$

Investment in Bearn - at cost	806,940	803,072
Less: provision for impairment	(806,940)	(803,072)
	-	-

Reconciliation of the loan balance at the beginning and end of the current financial year are set out below:

Opening balance - 1 July 2022	-	747,718
Accrued interest	121,131	55,354
Repayment	(150,700)	-
Impairment	(3,868)	(803,072)
Impact on foreign exchange rate	33,437	-
Ending balance – 30 June 2023	-	-

Bearn, Inc (“Bearn”) has developed an application that allows tor the gamification and engagement of health users by rewarding users for achieving health goals. In January 2021, the Company entered a Joint Marketing Agreement (the “Bearn Agreement”) with Bearn). Pursuant to the Bearn Agreement, the Company has funded a total of US$500,000 to Bearn over 4 tranches. The loan is secured over Bearn’s software and separately a pledge over the interests of Bearn’s founder, Mr. Aaron Drew.

Under the terms of the agreement, Bearn undertook to use the funds advanced by the Company to integrate the AHI scan capabilities and launch with a target to deliver 1 million active monthly users to the Company within 12 months from Launch. If Bearn failed to achieve this target, the loan and interest became repayable 15 months from the date of the promissory note, which was extended to October 31, 2022.

If Bearn achieves the target the repayment date will be extended for a further 12 months.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 24. Loans to other entities (continued)

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

As at 30 June 2023, Bearn had not achieved its sales targets.

The value of the Bearn loan at 30 June 2023 is $806,940 (2022: $803,072), which includes accrued interest during the period of $121,131 (2022: $55,354). The Company has fully impaired the value of the Bearn loan at 30 June 2023 and 30 June 2022.

Bearn made repayments of USD$100,973 (AUD$150,700) in respect of the loan during the year ended 30 June 2023 (2022: Nil).

Note 25. Interest bearing borrowings

	Consolidated
	30 June 2023	30 June 2022
	$	$

R&D prepayment loan [1]	1,000,000	700,000
Other loans[2]	207,712	410,171
Convertible notes payable[3]	225,460	-
	1,433,172	1,110,171

Interest bearing borrowings movement	Opening balance at 1 July 2022	Additions	Repayment	Closing balance at 30 June 2023
R&D prepayment loan	700,000	1,000,000	(700,000)	1,000,000
Other loans	410,171	1,195,000	(1,397,459)	207,712
Convertible notes payable	-	1,975,460	(1,750,000)	225,460
	1,110,171	4,170,460	(3,847,459)	1,433,172

[1]	In the year ended 30 June 2023, the Company received a $1,000,000 R&D tax prepayment loan from Asymmetric Innovation Finance Pty Ltd Pty Ltd. The loan attracts interest at a rate of 15% per annum and will be repaid in full on following the assessment of AHI’s 2023 R&D tax incentive and the corresponding receipt of funds.

In the year ended 30 June 2022, the Company received a $700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and was repaid in full on 30 January 2023 following the assessment of AHI’s 2022 R&D tax incentive.

[2]	Other loans, held with First Insurance Funding, are held to fund the Company’s upfront annual insurance premium. The loans are unsecured and interest bearing at a rate of 7.5%.

[3]	Holders of each convertible note, face value $1, may convert into shares any time after the earlier of the first 6 months of issuance of the note and the date that the AHI share price on the ASX trades at or above a floor price of $0.50. AHI must pay interest on the face value at 8% per annum, calculated and capitalised quarterly.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 26. Lease liabilities

	Consolidated
	30 June 2023	30 June 2022
	$	$

Current liability	65,182	51,213
Non-current liability	305,082	-
	370,264	51,213

	Consolidated
	30 June 2023	30 June 2022
	$	$

Balance at the beginning of the financial year	51,213	138,125
Lease liability recognised - new operating lease [1]	400,140	-
Repayment of lease liability	(81,089)	(86,912)
Balance at the end of the financial year	370,264	51,213

The consolidated entity had a 3-year lease agreement for office premises in Perth, Australia which ended on 31 December 2022. The total payments under the lease amounting to $299,129 were discounted at the Company’s incremental borrowing rate of 10% in order to determine the initial lease liability of $211,191. To determine the incremental borrowing rate, third-party financing received was used as a starting point and adjusted to reflect changes in financing conditions since the third-party financing was received.

[1]	The consolidated entity extended its lease over the premises for an additional 3 years, with options for a 4th and 5th year. This lease commenced on 1 January 2023. The total payments under the lease amounting to $487,469 have been discounted at the Company’s incremental borrowing rate of 7.8% in order to determine the initial lease liability of $400,140. To determine the incremental borrowing rate, third party financing was used as a starting point and adjusted to reflect changes in financing conditions.

During the financial year, $20,245 (2022: $23,589) interest on the lease was expensed as financing costs.

Note 27. Other current liabilities

	Consolidated
	30 June 2023	30 June 2022
	$	$

Deferred revenue	59,589	-
Deferred acquisition consideration	372,875	-
	432,464	-

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 27. Other current liabilities (continued)

The deferred acquisition consideration relates to the acquisition of Vertica Health (Pty) Ltd. Refer to Note 4. Under the terms of the Vertica acquisition, deferred consideration was payable to the vendors as follows:

●	US$250,000 payable 1 year from closing; and

●	US$250,000 payable 2 years from closing.

Reconciliation of deferred revenue

	Consolidated
	30 June 2023	30 June 2022
	$	$

Opening balance	-	-
Advances received during the year, net of revenue recognised	59,589	-
Deferred revenue acquired through business combination	150,016	-
Revenue recognised during the year that was included in the deferred revenue balance at the beginning of the year or at business combination	(150,016)	-
Closing balance	59,589	-

Note 28. Other Non-current liabilities

	Consolidated
	30 June 2023	30 June 2022
	$	$

Deferred acquisition consideration	346,796	-

The reconciliation of the present value of deferred consideration at business combination to balance date is shown below:

	30 June 2023	30 June 2022
	$	$

Deferred consideration – current portion	372,875	-
Deferred consideration – non-current portion	346,796	-
	719,671	-

Refer to Note 32 for further information on financial instruments.

Note 29. Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 29. Issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Ordinary shares have no par value. There is no limit to the authorised share capital of the Company. There are no externally imposed capital requirements.

	Consolidated
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	Shares	Shares	$	$

Issued capital - ordinary shares	217,703,969	166,749,382	76,008,621	61,822,859
Issued share capital	217,703,969	166,749,382	76,008,621	61,822,859

	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	Shares	Shares	$	$

Share movements during the period - ordinary shares
At the start of the period	166,749,382	136,362,538	61,822,859	39,213,794
Share placement	20,000,000	-	5,000,000	-
Shares issued on exercise of Performance rights (Note 31)	10,500,000	5,000,000	8,410,200	1,996,500
Shares issued on exercise of Options	-	3,103,622	-	1,665,905
Shares issued to related party	-	2,000,000	-	920,000
Share based payments	-	1,172,812	-	1,050,237
Share issue - NASDAQ IPO	-	16,100,000	-	16,706,786
Share issue - conversion of convertible note	-	3,010,410	-	3,125,964
Share issue - Vertica acquisition (Note 4)	1,500,000	-	180,000	-
Share issue - Wellteq acquisition (Note 4 )	17,804,587	-	1,673,631	-
Shares issued to service providers	1,150,000	-	117,600	-
Less share issue costs	-	-	(1,195,669)	(2,856,327)
	217,703,969	166,749,382	76,008,621	61,822,859

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 29. Issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Opening Balance	1 July 2022	166,749,382	61,822,859
Vertica acquisition shares (1)	05/08/2022	1,500,000	$0.120	180,000
Wellteq acquisition shares (2)	06/12/2022	17,804,587	$0.094	1,673,631
Conversion of performance rights (3)	19/12/2022	10,000,000	$0.831	8,305,200
Shares issued to service provider (4)	15/02/2023	400,000	$0.094	37,600
Shares issued to service provider (5)	15/02/2023	500,000	$0.105	52,500
Shares issued to service provider (6)	18/04/2023	250,000	$0.110	27,500
Share placement (7)	14/06/2023	20,000,000	$0.250	5,000,000
Conversion of performance rights (8)	30/06/2023	500,000	$0.210	105,000
Share issue costs (9)		-	$0.000	(1,195,669)
Balance	30 June 2023	217,703,969		76,008,621

(1)	Issued at a market value of $0.12 per share at the time of the Vertica acquisition. See Note 4.

(2)	Issued at a market value of $0.094 per share at the time of the Wellteq acquisition. See Note 4.

(3)	10,000,000 vested performance rights were exercised by Mr Vlado Bosanac on 12 December 2022 into ordinary shares in the Company.

(4)	400,000 shares were issued to Mr Evan Cross at $0.094 per share for consultancy services rendered to the company.

(5)	500,000 shares were to a supplier as a fee for securing a $1million short term loan facility.

(6)	250,000 shares were issued to Celtic Capital Pty Ltd at $0.11 per share for consultancy services rendered to the company.

(7)	20,000,000 shares were issued in a private placement to Orca Capital GMBH at $0.25 per share. A capital raising fee of $315,000 was payable to Evolution Capital from the proceeds of the capital raise.

(8)	500,000 vested performance rights were exercised by a former employee on 30 June 2023 into ordinary shares in the Company.

(9)	Share issue costs incurred during the period included:

●	$135,562 for legal fees in respect of the Wellteq Acquisition.

●	$315,000 to Evolution Capital as described in (7) above.

●	$42,724 to other the Maxim Group and VCheck Global for capital raising services rendered.

●	$702,383 to Evolution capital to recognise issue of shares on capital raising

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 30. Reserves

	Consolidated
	30 June 2023	30 June 2022
	$	$

Equity Remuneration Reserve	1,601,530	9,338,100
Foreign currency reserve	(283,273)	-
	1,318,257	9,338,100

Equity remuneration reserve

The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

	Consolidated
	30 June 2023	30 June 2022
	$	$

Movement in equity remuneration reserve
Balance at the beginning of the year	9,338,100	5,293,019
Fair value vesting expense of options and performance rights	807,383	6,532,583
Fair value of options/performance rights exercised during the year	(8,410,200)	(2,487,502)
Lapse of performance rights and options	(133,753)	-
Balance at the end of the period	1,601,530	9,338,100

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

	Consolidated
	30 June 2023	30 June 2022
	$	$

Movement in foreign currency reserve
Balance at the beginning of the period	-	-
Movement in the value of foreign subsidiary losses and intercompany loan balances	283,273	-
Balance at the end of the period	283,273	-

Note 31. Share-based payments

Options

The company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a) Options granted, issued, exercised and lapsed during the year

During the year ended 30 June 2023, the Company issued the following options.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 31. Share-based payments (continued)

●	2,500,000 unlisted options were issued, valued at $0.28 with an exercise price of $0.35 to Evolution Capital Pty Ltd on 13 June 2023 in respect of capital raising services rendered. These options expire on 13 June 2025 and had no vesting conditions.

During the year ended 30 June 2022, the Company issued 700,000 unlisted Director options (following shareholder approval) and 140,000 unlisted placement options, details of which can be found below.

During the year ended 30 June 2023, no options vested (2022 - Nil).

During the year ended 30 June 2023, no options were exercised.

During the year ended 30 June 2022, the following options were exercised:

Grant date	Options exercised	Exercise price	Vesting date	Expiry date
21/12/2016	750,000	$0.10	31/12/2018	31/12/2021
21/12/2016	500,000	$0.10	26/10/2019	30/12/2021
31/07/2018	250,000	$0.50	31/12/2019	31/12/2022
31/07/2018	250,000	$0.50	31/12/2020	31/12/2023
12/02/2019	58,333	$0.60	05/03/2019	20/02/2022
27/11/2019	500,000	$0.60	04/12/2020	04/12/2022
24/02/2020	100,000	$0.50	31/01/2021	31/01/2022
	2,408,333

b) Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 30 June 2023 is 7,786,958 as follows:

Grant date	Options granted	Exercise price	Vesting date	Expiry date
01/02/2019	200,000	$0.65	31/12/2020	31/12/2023
19/10/2020	4,246,958	$1.60	19/10/2020	19/10/2023
07/02/2022	140,000	$1.10	07/02/2022	18/01/2025
07/02/2022	700,000	$1.50	07/02/2022	07/02/2025
13/06/2023	2,500,000	$0.35	13/06/2023	13/06/2025
	7,786,958

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 31. Share-based payments (continued)

During the current year the following movements in options over unissued shares occurred for share-based payments:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2023	30 June 2023	30 June 2022	30 June 2022
Outstanding at the beginning of the financial year	6,486,958	$1.131	8,120,291	$1.041
Granted	2,500,000	$0.350	840,000	$1.433
Forfeited	(1,200,000)	$0.608	(65,000)	$0.600
Exercised	-	$0.000	(2,408,333)	$0.316
Outstanding at the end of the financial year	7,786,958	$0.839	6,486,958	$1.131
Exercisable at the end of the financial year	7,786,958	$0.839	6,486,958	$1.131

The range of exercise prices for options outstanding at the end of the year was $0.35 to $1.50 (2022: $0.60 to $1.50).

The weighted average contractual life for unexercised options is 11.2 months (2022: 14.6 months)

c) Subsequent to balance date

Since the end of the financial year and the date of this report, no options have been exercised (2022: Nil). No options have been cancelled, issued or vested between the end of the financial year and the date of this report.

d) Basis and assumptions used in the valuation of options

2,500,000 options were issued during the financial year (2022: 840,000 options) and have been valued and expensed immediately since there are no vesting conditions. The share-based payments expense for the period of $702,383 (2022: $138,012) relates to the fair value of options apportioned over their respective vesting periods.

The options issued during the year ended 30 June 2023 were valued using the Black-Scholes option valuation methodology, as follows:

	Options	Exercise	Expiry	Risk free	Volatility	Value per
Date granted	Granted No.	price	date	interest rate	applied	option
		$		%	%

13/06/2023	2,500,000	$0.35	13/06/2025	4.10%	137.0%	$0.281

The options issued during the year ended 30 June 2022 were valued using the Black-Scholes option valuation methodology, as follows:

	Options	Exercise	Expiry	Risk free	Volatility	Value per
Date Granted	granted No.	price	date	interest rate	applied	option
		$		%	%	$

07/02/2022	700,000	$1.50	07/02/2025	1.39%	95.8%	$0.160
07/02/2022	140,000	$1.10	18/01/2025	1.39%	95.8%	$0.184

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 31. Share-based payments (continued)

Historical volatility at the time of issue has been used as the basis for determining expected share price volatility, as it is assumed that this is an indicator of future share price performance, which may not eventuate.

Performance Rights

The Company’s Performance Rights Plan was re-approved by shareholders in December 2020.

a) Performance rights granted, vested and lapsed during the year

During the financial year ended 30 June 2023, the following grants occurred with respect to performance rights during the period:

Grant	Rights	Expiry	Fair value per right
Date	granted	date	at grant date	Vesting

28/06/2023	500,000	28/06/2024	$0.21	Issued vested

During the financial year ended 30 June 2023, the following occurred with respect to performance rights during the period:

●	10,000,000 vested performance rights were exercised by Mr Vlado Bosanac on 12 December 2022 into ordinary shares in the Company.

●	500,000 performance rights were issued to an employee on 28 June 2023 and vested immediately. These rights were exercised on 30 June 2023 for 500,000 ordinary shares in the Company.

During the financial year ended 30 June 2022, no new performance rights were granted by the Company. The following transactions occurred with respect to performance rights during the period:

●	2,000,000 performance rights vested in Mr Vlado Bosanac and were exercised on 1 March 2022 for 2,000,000 ordinary shares in the Company.

●	100,000 performance rights, which were due to vest on 6 November 2022 and 6 November 2023 respectively lapsed, due to the employee holding those performance rights resigning from the Company in June 2022.

Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 30 June 2023 is as follows:

Grant	No of	Expiry	Fair value per
date	rights	date	right at grant	Vesting

06/11/2020	50,000	06/11/2026	$0.85	Vested, not exercised

c) Subsequent to balance date

Subsequent to the balance date, no performance rights have been granted, exercised, expired or cancelled.

d) Basis and assumptions used in the valuation of performance rights

Performance rights issued during the period were issued with no vesting conditions. The 500,000 performance rights issued on 28 June 2023 were valued with reference to the underlying AHI share price at the time of issue, being $0.21.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 31. Share-based payments (continued)

Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2023	30 June 2022
	$	$

Shares issued for services rendered in relation to the NASDAQ listing	-	979,638
Shares issued to directors as remuneration	-	920,000
Shares issued to advisers as remuneration	117,600	-
Performance rights issued to directors and employees as remuneration	105,000	6,394,571
Options issued to directors as remuneration	-	112,188
Options issued to directors as remuneration	-	25,824
Options issued to advisers as remuneration[1]	702,383	-
	924,983	8,432,221

1	Options issued in relation to capital raising cost.

Note 32. Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The Board of Directors has the overall responsibility for the risk management framework and has adopted a Risk Management Policy.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the consolidated entity’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising any return.

Foreign currency risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. The company is listed on the NASDAQ capital market and holds a portion of its cash assets in US denominated bank accounts. In addition, the acquisition of the Wellteq and Vertica groups during the financial year has further exposed the consolidated entity to fluctuations in the Canadian Dollar, Singaporean Dollar and South African Rand.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The consolidated entity does not have any direct exposure to equity risk.

Price risk

The consolidated entity is not exposed to any significant price risk.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 32. Financial instruments (continued)

Interest rate risk

The consolidated entity has cash assets which may be susceptible to fluctuations in changes in interest rates. Whilst the consolidated entity requires the cash assets to be sufficiently liquid to cover any planned or unforeseen future expenditure, which prevents the cash assets being committed to long term fixed interest arrangements.

At the reporting date, the interest profile of the consolidated entity’s interest-bearing financial instruments was:

	Carrying value
	30 June 2023	30 June 2022
	$	$

Fixed rate instruments
Financial asset[1]	806,940	803,072
Financial liabilities	(1,803,436)	(1,161,384)
	(996,496)	(358,312)

Variable rate instruments
Financial assets	2,104,584	6,011,368

[1]	Whilst the consolidated entity has fully impaired the Loan Receivable from Bearn LLC as at 30 June 2023 and 2022, it continues to accrue interest on this financial asset. The interest portion of this loan receivable has been fully impaired. See Note 24.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit of Loss		Equity
	1% increase	1% decrease	1% increase	1% decrease
	$	$	$	$

2023
Variable Rate Instruments	21,046	(21,046)	21,046	(21,046)

2022
Variable Rate Instruments	60,114	(60,114)	60,114	(60,114)

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The consolidated entity obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The consolidated entity does not hold any collateral.

Trade and other receivables

The carrying amount recorded in the financial statements, net of any allowance for losses, represents the consolidated entity’s maximum exposure to credit risk.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 32. Financial instruments (continued)

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

The consolidated entity manages liquidity risk by monitoring its cash reserves and forecasting spending. Management is cognisant of the future demands for liquid finance resources to finance the consolidated entity’s current and future operations, and consideration is given to the liquid assets available to the consolidated entity before commitment is made to future expenditure or investment.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Weighted average	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	interest rate	amount	cash flows	or less	months	years	years	years
30 June 2023%		$	$	$	$	$	$	$

Trade and other payables	-	3,467,554	3,467,554	3,467,554	-	-	-	-
Interest bearing borrowings	11.25%	1,207,712	1,207,712	1,207,712	-	-	-	-
Lease liabilities	7.80%	370,064	442,469	45,000	46,800	95,472	255,197	-
Convertible notes	8.00%	225,460	225,460	-	-	-	225,460	-
Other current liabilities	-	432,464	432,464	432,464	-	-	-	-
Other non-current liabilities	-	346,796	346,796	-	-	346,796	-	-
		6,050,050	6,122,455	5,152,730	46,800	442,268	480,657	-

	Weighted average	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	interest rate	amount	cash flows	or less	months	years	years	years
30 June 2022%		$	$	$	$	$	$	$

Trade and other payable	-	500,769	500,769	500,769	-	-	-	-
Interest bearing borrowings	10.00%	1,110,171	1,110,171	1,110,171	-	-	-	-
Lease liabilities	10.00%	51,213	51,213	51,213	-	-	-	-
		1,662,153	1,662,153	1,662,153	-	-	-	-

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 32. Financial instruments (continued)

Fair value of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts in the statement of financial position, for the consolidated entity are as follows:

	30 June 2023		30 June 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Consolidated	$	$	$	$

Assets
Cash and cash equivalents	2,104,584	2,104,584	6,011,368	6,011,368
Trade receivables	311,912	311,912	51,176	51,176
	2,416,496	2,416,496	6,062,544	6,062,544

Liabilities
Trade and other payables	3,467,554	3,467,554	500,769	500,769
Interest bearing borrowings	1,433,172	1,433,172	1,110,171	1,110,171
Lease liability - current	65,182	65,182	51,213	51,213
Lease liability - non current	305,082	305,082	-	-
Other payables (Note 28)	346,796	346,796	-	-
	5,617,786	5,617,786	1,662,153	1,662,153

Impairment losses

For the year ended 30 June 2023, the Directors elected to impair all the consolidated entity’s investments and loan receivable as listed in these Financial Statements, as the Directors believe that there is currently a lack of reliable indicators to assess the fair value of these investments. Refer to note 9 for additional information.

Note 33. Commitments

Lease commitments

The company has a lease for its principal place of business at Unit 5, 71-73 South Perth Esplanade, South Perth in Western Australia (Lease), which was initially entered into on 1 January 2020 and renewed for a further term commencing 1 January 2023. The lease is accounted for under accounting standard AASB 16 Leases. Refer to Note 26.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 33. Commitments (continued)

Other commitments

(i)	During the year ended 30 June 2022, AHI completed its investment of USD $3,000,000 in Triage Technologies, Inc. (“Triage”) However, AHI has, by mutual agreement with Triage, yet to issue it with USD $3,000,000 in ordinary shares in AHI, as part of a strategic plan to expand the Company’s service offering, referred to as “DermaScan”.

(ii)	As disclosed in AHI’s 2022 Annual report, AHI has an Agreement with Tinjoy Biotech Limited “Tinjoy”), to contribute USD $200,000 towards Tinjoy’s marketing costs, and has an option to invest in Tinjoy’s Winscan Platform as follows:

●	AHI has the right to acquire up to 40% of Tinjoy’s Winscan Platform, priced at a valuation of US$10 million taking for consideration to be approximately US$2-4 million. This can be in cash or shares in AHI or a combination as mutually agreed.

●	12-24 month option to take up the 40% at AHI’s option to acquire a holding in WinScan. The option would be triggered should WinScan achieve user numbers of 5 million users a month. This would trigger a 20% investment of US$2 million from AHI.

●	If WinScan achieves a user base of 10 million monthly users, AHI would be required to take up a 40% stake in WinScan at an agreed investment of US$4 million.

●	In the event AHI exercises its option, the US$200,000 marketing and training advance will form part of the total investment outlined above.

●	At the date of this report, US$50,000 in payments have been made to Tinjoy in lieu of AHI’s marketing contribution.

To the date of this report, AHI has paid US$150,000 to Tinjoy, with a remaining balance of US$50,000 committed, but not yet paid.

This commitment still exists at 30 June 2023.

Note 34. Contingencies

There are no material contingent assets or liabilities at the reporting date.

Note 35. Key management personnel disclosures

Directors

The following persons were Directors of Advanced Health Intelligence Ltd during the financial year:

Mr Nick Prosser	Interim Non-Executive Chairman
Dr Katherine Iscoe	Executive Director
Mr Scott Montgomery	Executive Director and CEO - appointed 1 December 2022
Mr Michael Melby	Non-Executive Director
Mr Dato Low Koon Poh	Non-Executive Director
Mr Peter Goldstein	Non-Executive Director
Ms Jacqueline Yee	Non-Executive Director - appointed 20 December 2022
Mr Peter Vaughan	Non-Executive Director - appointed 1 December 2022, resigned 16 December 2022

Other key management personnel

The following person also had the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity, directly or indirectly, during the financial year:

Simon Durack JP	Company Secretary and Chief Financial Officer

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 35. Key management personnel disclosures (continued)

Compensation

The aggregate compensation made to Directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	30 June 2023	30 June 2022
	$	$

Short-term employee benefits	928,274	695,325
Post-employment benefits	30,934	48,350
Share-based payments	-	7,421,903
	959,208	8,165,578

Note 36. Related party disclosures

Parent entity

Advanced Health Intelligence Ltd is the parent entity.

Joint ventures

Interests in joint ventures are set out in Note 37.

Key management personnel

Disclosures relating to key management personnel are set out in Note 35 and the remuneration report included in the Directors’ report.

Transactions with related parties

On 19 December 2022, Vlado Bosanac, a former Director of the Company, elected to exercise 10,000,000 performance rights, which had previously vested in him after meeting the vesting criteria, into 10,000,000 fully paid ordinary shares in the Company. Mr Bosanac then sold these shares in an off-market transfer to his partner, Dr Katherine Iscoe, who is an Executive Director of the Company.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Note 37. Interests in joint ventures

The Company has a 50% interest in Body Composition Technologies Pte Limited (“BCT”). Under the terms of the joint venture agreement, BCT is licensed to distribute the AHI technology to the Medical and Insurance sectors.

Interests in joint ventures are accounted for using the equity method of accounting. Information relating to joint ventures that are material to the consolidated entity are set out below:

At balance date, the Company had a 50% interest in BCT and is not deemed to have control of BCT under AASB 3 Business Combinations and AASB 10 Consolidated Financial Statements.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 37. Interests in joint ventures (continued)

The following tables illustrate the summarised financial information of the Company’s investment in BCT:

Summarised financial information

	BCT
	30 June 2023	30 June 2022
	$	$

Summarised statement of financial position
Current assets	155,061	1,803

Total assets	155,061	1,803

Current liabilities	1,236,808	500,815
Non-current liabilities	1,080,345	2,000,000

Total liabilities	2,317,153	2,500,815
Net liabilities	(2,162,092)	(2,499,012)

Summarised statement of profit or loss and other comprehensive income
Revenue	226,341	269,203
Expenses	(171,167)	(537,009)

Profit/(loss) before income tax	55,174	(267,806)

Other comprehensive income	-	-
Total comprehensive income	55,174	(267,806)

Reconciliation of the consolidated entity’s carrying amount
Opening carrying amount	-	680
Share of loss after income tax	-	(680)
Closing carrying amount	-	-

As the investment in the joint venture has been written down to nil, no share of the joint venture’s loss has been brought to account in the Company’s loss from ordinary activities for the current financial period.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 38. Events after the reporting period

AHI Signs Exclusive License with Changlin Network Technology Ltd

On August 4, 2023, Advanced Health Intelligence informed shareholders that the Company has executed a binding exclusive, perpetual license with Shanghai-based Changlin Network Technology Ltd (“Changlin”).

Shanghai-based Changlin Network Technology and Advanced Health Intelligence have worked together over the past 90 days, collaborating on the terms and commercial aspects of the exclusive license for The Peoples Republic of China. Today, we are pleased to inform shareholders of the conclusion and signing of the license between the groups.

Changlin was initially founded in 2019 by Cecilia Qiao and Russell Bateman, collectively bringing over 50 years’ experience in the health insurance sector spanning the globe and particularly mainland China. Using the “China 2030 health initiative” as its cornerstone, Changlin was established as a specific vehicle to implement transformational technologies.  Now, Changlin will direct its resources to commercialise and bring AHI’s innovative, scalable digital healthcare solutions to the People’s Republic of China at scale. This creates the foundation of rapid growth and reflects its mission to transform the country’s healthcare landscape through the power of advanced digital technology.

Changlin identified AHI’s innovative technology in 2019 when attending a demonstration by AHI with China’s 3rd largest Insurance company, China Pacific Insurance Company, CPIC. Changlin’s strategy is to leverage AHI’s technology through the support and initiatives the Chinese Government is encouraging with a need to improve the population’s health and healthcare accessibility. The Chinese government has initiated a comprehensive policy to actively encourage and foster innovation in the healthcare sector, with an emphasis on inviting local Chinese companies to scout, partner with, and bring cutting-edge technologies from around the globe. This strategic move aligns with the government’s vision to advance healthcare services and improve patient care in China. It underscores China’s commitment to modernise its healthcare system and infrastructure, accelerate digital health transformation, and, in doing so, meet the evolving health needs of its population. China is paving the way for a healthier and technologically advanced future by inviting global health innovation.

The intention is to provide individuals with AHI’s Biometric Health Assessment via the Changlin platform or application, identifying commonly known chronic disease indicators to triage the individual into the appropriate care pathways.

The broad commercial terms of the license with Changlin Network Technology Ltd are:

(1)	Changlin is to pay AHI USD$10 million within 90 days from the execution date of the agreements for the exclusive and perpetual right to AHI’s technology (“Upfront License Fee”). Changlin is in the process of obtaining finance to pay the Upfront License Fee, following which approval from the State Administration of Foreign Exchange of China (“SAFE”) will be sought.

(2)	Following the receipt of SAFE approval, the Upfront License Fee will be paid, and AHI will grant Changlin the license.

(3)	This period may be extended by mutual agreement.

(4)	Changlin will pay AHI an annual license fee of USD$5m in addition to any revenue share.

(5)	AHI will receive a 25% revenue share of Changlin’s gross sales. This revenue share will be paid quarterly in arrears.

(6)	The agreement contains standard termination clauses as is customary in such arrangements.

(7)	Changlin will localise the intellectual property (IP) and, if necessary, develop its own IP related to the licensed technology.

(8)	Changlin may only commercialise the technology within the People’s Republic of China

(9)	Should Changlin create IP that AHI wishes to offer outside of China, AHI retains the unrestricted right to do so in all other jurisdictions globally.

(10)	Changlin has been granted a 120-day standstill period during which AHI will not offer, sell, or enter negotiations with other parties within China.

(11)	AHI will initially hold shares in Changlin of 50%.

(12)	Changlin is targeting an initial public offering in 2024 (IPO); in such an event, AHI will maintain up to 25%, but not less than 20%, of its common shareholding in Changlin at the IPO.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 38. Events after the reporting period (continued)

AHI Signs Collaboration Agreement with IntelliGen FZ-LLC

On August 14, 2023, Advanced Health Intelligence informed shareholders that the Company has entered into a Collaboration Agreement with UAE-Based IntelliGen FZ-LLC (“Intelligen”) to deploy the AHI technology throughout the Middle East. The Collaboration Agreement between AHI and IntelliGen represents the successful conclusion of an extensive evaluation process by IntelliGen, which encompassed technology functionality, usability, and health evaluation.

The collaboration between AHI and IntelliGen represents an initiative to address the pressing healthcare challenges in the Middle East, particularly in Saudi Arabia. This partnership combines AHI’s advanced technology with IntelliGen’s deep understanding of in-country needs and its founders’ extensive experience in healthcare provision and government collaboration.

The parties are targeting Q1 2024 as the initial launch of the combined solution, and until such time AHI does not expect this collaboration to generate any revenue.

The broad commercial terms of the license with Intelligen are:

(1)	The agreement was made between IntelliGen Solutions FZ-LLC, a company incorporated under the laws of the Dubai Development Authority, and Advanced Health Intelligence Ltd (AHI);

(2)	The initial term of the agreement will be for 12 months from the effective date and will automatically extend annually unless terminated by either party with 30 days’ notice prior to the end of the initial term;

(3)	The partnership aims to establish AHI’s presence within both governmental and private entities across the Middle East, mainly focusing on Saudi Arabia. The goal is to commercialise AHI’s technology through IntelliGen Solutions;

(4)	AHI UAE will form a Special Purpose Vehicle (SPV) to pursue commercial opportunities introduced by IntelliGen Solutions;

(5)	IntelliGen will receive a revenue share from all opportunities introduced by IntelliGen;

(6)	Revenue share will be calculated as 50% of revenue above AHI base commercial offering; and

(7)	The Agreement can be terminated by mutual agreement upon 90 Days written notice or with cause.

IntelliGen has the potential to earn between 250,000 and up to 2,000,000 fully paid ordinary shares in AHI. This share allocation is intricately linked to the successful generation of license fees through collaboration or direct investment in AHI. The issuance of these shares is contingent upon IntelliGen meeting specific criteria related to generating license fees or investment, as outlined in the table below. Upon the successful fulfilment of these criteria, AHI will seek shareholder approval for the issuance of the shares.

Aggregate License Fee/Investment ($)	AHI Shares issued to IntelliGen

US$2m	250,000
US$5m	500,000
US$10m	1,000,000
US$20m	2,000,000

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 38. Events after the reporting period (continued)

AHI successfully registers R&D Overseas Advance Ruling

On August 17, 2023 - Advanced Health Intelligence Ltd announced a significant milestone in its ongoing commitment to innovation and research. AHI’s submission to the Australian Government was successful in obtaining eligibility for 43.5% reimbursement of approved expenditures incurred abroad for overseas Research & Development (R&D) of intellectual property (IP) under the Australian Government Research and Development Tax Incentive Scheme.

Following a thorough review and assessment by the relevant governmental bodies, AHI’s R&D projects for further enhancement of its IP pertaining to its biometric health assessment, clinical trial validations and on-device algorithms was approved. As a result, the Company is now eligible to claim 43.5% of the costs incurred for these approved Overseas Research and Development activities.

After closing the acquisitions in 2022 of Vertica Health and Wellteq Digital Health Inc., the Company expanded its global development team across the US, Singapore, South Africa, and Netherlands. The economic value returned to the Company through the R&D reimbursement scheme is significant, and AHI will now be able to cast a far broader net to attract additional skills required to extend its leadership in its field of smartphone-derived biometric health technology.

This success underscores AHI’s dedication to pioneering research and aligns with the Australian Government’s robust support for advancing global research initiatives and Australian-owned IP development. It reflects both the stringent eligibility criteria and the broader goals of the R&D reimbursement program, designed to foster innovation and growth within the industry.

The reimbursement will significantly contribute to AHI’s ongoing R&D projects, enabling the Company to invest in cutting-edge technologies and methodologies that will drive future success and what we believe to be game-changing for global health.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 38. Events after the reporting period (continued)

AHI Secures $1.5 million Convertible Loan Facility

On 13 September 2023, the Company announced that it had secured a $1.5 million Convertible Loan Facility, with the capacity to increase this amount to $5 million under the facility.

The term of the Convertible Loan facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to $0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of $0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

The Company is currently considering other financing opportunities and will keep shareholders informed as this round of fund-raising progresses.

Note 39. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by PKF Brisbane Audit, the auditor of the Company:

	Consolidated
	30 June 2023	30 June 2022
	$	$

Audit and review of the Company’s financial statements
- PKF Perth	-	159,900
- PKF Brisbane Audit	197,000	95,000
Taxation services - PKF Perth	15,730	13,300
Other services - PKF Perth	1,200	3,500
	213,930	271,700

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Notes to the financial statements 30 June 2023

Note 40. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	30 June 2023	30 June 2022
	$	$

Loss after income tax	(10,541,904)	(19,962,718)
Total comprehensive income	(10,541,904)	(19,962,718)

Statement of financial position

	Parent
	30-Jun-23	30-Jun-22
	$	$

Total current assets	2,811,985	6,925,107

Total non-current assets	7,238,864	3,852,108
Total assets	10,050,849	10,777,215

Total current liabilities	3,901,365	2,044,842

Total non-current liabilities	1,206,130	62,861
Total liabilities	5,107,495	2,107,703

Net assets	4,943,354	8,669,512
Issued capital	76,008,621	61,822,859
Foreign currency reserve	232,801	-
Equity remuneration reserve	1,601,530	9,338,100
Accumulated losses	(72,899,598)	(62,491,447)
Total equity	4,943,354	8,669,512

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1, except for the following:

●	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

●	Investments in associates are accounted for at cost, less any impairment, in the parent entity.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Shareholder information 30 June 2023

Note 41. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

There were no Level 1, 2 and/or 3 liabilities held in 2023 (2022 $Nil).

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation technique for fair value measurements categorised within level 3

The basis of the valuation of the investment in Triage Technologies Inc. (“Triage”) is fair value as defined by AASB 13 Fair Value Measurement. As Triage resides in Canada, the Triage investment at 30 June 2023 and 30 June 2022 was valued by an accredited Canadian valuer using a discounted cash flow (“DCF”) model.

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

The level 3 unobservable inputs include forecast earnings (including a long-term growth rate of 2% (2022 - 2%) and a WACC of 49.03% (2022 - 28.51%). The estimated fair value would increase (decrease) if the forecast earnings were higher (lower) or the WACC was (higher) lower.

Triage is an unaudited private company that continues to be a development Stage firm with marginal revenues and material operating losses through 30 June 2023. Accordingly, the forecasts and assumptions underlying the estimated fair value are subject to significant uncertainties which are often outside the control of the consolidated entity. In the event that forecasts and assumptions are not achieved, there exists a material uncertainty as to whether the fair valuation determined will be achieved and the carrying value of the investment will be recoverable. The financial statements do not include any adjustments relating to the recoverable value of the investment should the forecasts and assumptions used in the fair valuation not be achieved.

Advanced Health Intelligence Ltd (Formerly known as Advanced Human Imaging Ltd) Shareholder information 30 June 2023

Note 41. Fair value measurement (continued)

Level 3 assets and liabilities

Movements in the level 3 Triage investment during the current and previous financial year are set out below:

	Triage
	Investment	Total
Consolidated	$	$

Balance at 1 July 2021	-	-
Additions	3,116,171	3,116,171
Fair value adjustment	(551,089)	(551,089)

Balance at 30 June 2022	2,565,082	2,565,082
Fair value adjustment	(1,807,829)	(1,807,829)
Foreign exchange movement	6,956	6,956
Balance at 30 June 2023	764,209	764,209