Form 20-F/A
period 2023-06-30
Advanced Health Intelligence Ltd
filed 2024-01-17
CIK 1815436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Amendment No.1 to

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend (i) Part I, Item 5.A. Operating Results, (ii) Part II, Item 15.A. Disclosure Controls and Procedures, (iii) Part II, Item 15.B. Management's Annual Report on Internal Control over Financial Reporting, and (iv) Part II, Item 15D. Changes in Internal Control Over Financial Reporting of the annual report on Form 20-F of Advanced Health Intelligence Ltd (the “Company”, “we”, “us”, “our” or “our company”) for the fiscal year ended June 30, 2023, filed with the Securities and Exchange Commission on October 31, 2023 (the “Original Filing”). No other changes have been made to the Original Filing.

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

Major Factors Affecting Our Results of Operations

There were a number of factors that impacted the Company’s results for the 2023 financial year, when compared with the previous 2022 financial year.

Total revenue doubled, from $1,333,291 in the 2022 financial year to $2,790,437 in the 2023 financial year, with the main driver being an increase in R&D tax incentive by more than double from $890,113 in the 2022 financial year to $2,018,241 in the 2023 financial year, with the Company’s strong focus on innovative R&D developments, as well as the contribution from the recently acquired wellteq Digital Health Group of companies.

There was an increase of $504,708 in Software subscriptions revenue in the 2023 financial year, when compared with the 2022 financial year, which benefitted from the consolidation of the revenue from the wellteq Digital Health group of companies.

On the expenditure side of the Statement of profit or loss and other comprehensive income, there was a material decrease in total expenses from $21,401,567 in the 2022 financial year, to $15,394,328 in the 2023 financial year. The main drivers of the reduction in expenses was a $7.4 million reduction in impairment charges and share-based payments to suppliers, directors and employees compared with the same costs in the 2022 financial year. The 2023 decrease in total expenses was also reduced because of the one time costs incurred with the company’s dual listing on the NASDAQ dual listing in the 2022 financial year.

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

Revenue

During the year ended June 30, 2023, Software income increased from $14,524 in 2022, to $542,556 in 2023, which was attributable to the acquisition and consolidation of the results of the wellteq Digital Health Group of companies from December 5, 2022.

Integration and development income fell from $182,685 in 2022, to $107,141 in 2023, resulting in a scale back of these services by the Company to their commercial partners.

Other revenue showed a material increase from $1,136,082 in 2022, to $2,140,740 in 2023, which was mainly driven by the increase in R&D tax incentive grants from $890,113 in 2022, to $2,018,241in 2023, which again benefitted from the acquisition and consolidation of the wellteq Digital Health Group of companies from August 5, 2022.

Expenses

During the year ended June 30, 2023, the Company incurred a net loss of $12,827,177 compared to a net loss of $20,076,843 for the year ended June 30, 2022. The decrease in net loss between the two years resulted from a significant increase in total revenue from $1,333,291 in 2022, to $2,790,437 in 2023 and a significant decrease in total expenses from $21,401,567 in 2022, to $15,394,328 in 2023. The largest expense items in net comprehensive loss are described below.

General administration. General administration expenses were $3,205,408 for the year ended June 30, 2023 compared to $4,171,530 for the year ended June 30, 2022. The decrease of $966,122 was a result of careful management of expenses and a reduction in corporate activities, when compared with the 2022 financial year, which the Company gained dual listing on NASDAQ.

Employee expenses. Employee expenses were $5,862,699 for the year ended June 30, 2023 compared to $11,762,310 for the year ended June 30, 2022. The decrease of $5,899,611 was a result of there being a high number of employee share based payments in the 2022 financial year, under the Company’s shareholder approved incentive plan, when compared with the 2023 financial year.

Sales and marketing. Sales and marketing expenses were $910,399 for the year ended June 30, 2023 compared to $2,106,498 for the year ended June 30, 2022. The decrease of $1,196,099 was a result of the sales and marketing activity being very high in the 2022 financial year, when the Company obtained its dual listing on NASDAQ.

Fair value adjustment – Triage. Fair value adjustment were $1,807,829 for the year ended June 30, 2023 compared to $551,089 for the year ended June 30, 2022. The increase of $1,256,740 was a result of a new valuation of the Company’s investment in Triage at June 30, 2023, which led to a significant increase in the provision for impairment of the investment in Triage.

Insurance. Insurance expenses were $1,825,428 for the year ended June 30, 2023 compared to $1,343,312 for the year ended June 30, 2022. The increase of $482,116 was a result of a significant increase in the premium for the Company’s new Directors’ & Officers’ Liability Insurance, following the Company’s dual listing on NASDAQ.

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

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Exchange Act) as of June 30, 2023. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of June 30, 2023 were effective.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f ) and 15d-15(f ) define this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO and CFO, our management assessed the effectiveness of our internal control over financial reporting as at June 30, 2023. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was effective as at June 30, 2023.

C.	Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D.	Changes in Internal Control over Financial Reporting

There has been a marked improvement in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. This improvement came about when the Company, half way through the 2023 financial year, increased the size of its Finance department by the additional recruitment of two experienced chartered accountants to improve the timeliness of its financial reporting.

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

ITEM 19. EXHIBITS

Index to Exhibits.

Exhibit Number	Description

1.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

2.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

2.2*	Description of Registered Securities

3.1	Constitution of MyFiziq Limited (Incorporated by reference to Exhibit 3.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.1	Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.2	Form of Representative Warrant (Incorporated by reference to Exhibit 4.2 of Form F-1 filed with the Securities and Exchange Commission on November 10, 2021)

4.3	Form of Investor Warrant (Incorporated by reference to Exhibit 4.3 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.4	IP License Agreement, dated September 22, 2017, between MyFiziq Ltd. and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.23 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.5	Letter of Variation by and between BUPA Wellness Pty Ltd and wellteq Australia Pty Ltd dated September 25, 2018 (Incorporated by reference to Exhibit 4.42 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.6	SaaS Agreement by and between Bupa Wellness Pty Ltd and WellteQ Australia Pty Ltd dated September 25, 2018 (Incorporated by reference to Exhibit 4.46 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.7	Master Services Agreement by and between nib health funds limited and Wellteq Australia Pty Ltd dated September 29, 2021 (Incorporated by reference to Exhibit 4.43 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.8	Employment Agreement, dated November 30, 2018, by and between MyFiziq Limited and Terrence Stupple (Incorporated by reference to Exhibit 10.6 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.9	Commercial Contract, dated January 1, 2019, between MyFiziq Limited and Body Composition Technologies Pty Limited (Incorporated by reference to Exhibit 10.22 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.10	Letter of Variation, dated December 10, 2019, between MyFiziq Limited and Prosser Enterprises Ltd. (Incorporated by reference to Exhibit 10.21 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.11	Software Reseller Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, August 21, 2020 (Incorporated by reference to Exhibit 10.19 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.12	Data Processing Agreement by and between Nuralogix Corporation and MyFiziq Limited dated, September 22, 2020 (Incorporated by reference to Exhibit 10.20 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.13	Binding Terms Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, November 27, 2020 (Incorporated by reference to Exhibit 10.14 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.14	Promissory Note of Bearn LLC issued in favor of the Company, dated January 20, 2021 (Incorporated by reference to Exhibit 10.28 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.15	Pledge Agreement by and between AARON DREW, an individual, (the “Pledgor”), and the Company dated January 20, 2021 (Incorporated by reference to Exhibit 10.29 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.16	Security Agreement by and between by Bearn LLC and the Company dated January 20, 2021 (Incorporated by reference to Exhibit 10.30 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.17	Letter of Engagement by and between UFIT and wellteq Pte Ltd dated January 21, 2021 (Incorporated by reference to Exhibit 4.41 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.18	Letter of Variation –Term Sheet by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, January 29, 2021 (Incorporated by reference to Exhibit 10.13 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.19	Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated March 1, 2021 (Incorporated by reference to Exhibit 4.47 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.20	Amended and Restated Shareholder Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.15 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.21	Subscription Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, March 31, 2021 (Incorporated by reference to Exhibit 10.16 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.22	Technology License Agreement by and between Triage Technologies, Inc. and Advance Human Imaging Limited dated, April 1, 2021 (Incorporated by reference to Exhibit 10.12 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.23	Marketing and Funding Agreement by and between Tinjoy Biotech Limited and Advanced Human Imaging Limited, dated April 24, 2021 (Incorporated by reference to Exhibit 10.8 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.24	Binding Heads of Agreement by and between Advanced Human Imaging Limited. and Physimax Technologies Limited, dated April 27, 2021 (Incorporated by reference to Exhibit 10.9 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.25	Binding term sheet by and between the Company and e-Mersion Media (UK) Limited, a subsidiary of Melbourne based, e-Mersion Media Pty Ltd (e-Mersion) dated May 11, 2021 (Incorporated by reference to Exhibit 10.31 of Form F-1 filed with the Securities and Exchange Commission on November 17, 2021)

4.26	Binding Term Sheet by and between the Advanced Human Imaging Limited and Inter -Psy, dated May 31, 2021 (Incorporated by reference to Exhibit 10.26 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.27	Binding Term Sheet by and between the Advanced Human Imaging Limited. and Cubert Inc, dated June 10, 2021. (Incorporated by reference to Exhibit 10.27 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.28	Employment Agreement by and between Nadine Amesz and Advanced Human Imaging Ltd dated June 15, 2021 (Incorporated by reference to Exhibit 4.32 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.29	Binding Term Sheet by and between Advanced Human Imaging Limited. and Nexus Vita, dated June 21, 2021. (Incorporated by reference to Exhibit 10.24 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.30	Master Services Agreement by and between Cubert and Advanced Human Imaging Ltd dated November 27, 2021 (Incorporated by reference to Exhibit 4.34 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.31	Amendment 1 to Master Agreement by and between The Northern Trust Company, Singapore Branch and WellteQ Pte Ltd dated January 1, 2022 (Incorporated by reference to Exhibit 4.48 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.32	Master Services Agreement by and between Inter-Psy BV and Advanced Human Imaging Ltd dated February 7, 2022 (Incorporated by reference to Exhibit 4.37 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.33	Master Services Agreement by and between Bearn Inc and Advanced Human Imaging Ltd dated February 9, 2022 (Incorporated by reference to Exhibit 4.35 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.34	Supplemental Agreement by and between Willis Towers Watson Health and Benefits (SG) Pte Ltd and Wellteq Pte Ltd dated February 21, 2022 (Incorporated by reference to Exhibit 4.45 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.35	Master Services Agreement by and between NextMedicall and Advanced Human Imaging Ltd dated March 19, 2022 (Incorporated by reference to Exhibit 4.36 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.36	Terms of Engagement by and between Advanced Management Services Pty Ltd and Advanced Human Imaging Ltd dated March 15, 2022 (Incorporated by reference to Exhibit 4.30 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.37	Master Services Agreement by and between CUSTINTCO Pte Ltd and Advanced Human Imaging Ltd dated April 4, 2022 (Incorporated by reference to Exhibit 4.39 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.38	Master Services Agreement by and between Vertica Health and Advanced Human Imaging Ltd dated April 8, 2022 (Incorporated by reference to Exhibit 4.38 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.39	Master Services Agreement by and between Activate Health and Advanced Human Imaging Ltd dated August 24, 2022 (Incorporated by reference to Exhibit 4.33 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.40	Employment Agreement by and between Vlado Bosanac and Advanced Human Imaging Ltd dated September 14, 2022 (Incorporated by reference to Exhibit 4.31 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.41	Statement of Work by and between nib and wellteq dated September 29, 2022 (Incorporated by reference to Exhibit 4.44 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.42	3rd Supplemental Agreement 12 months renewal by and between Willis Towers Watson Health and Benefits (SG) PTE LTD. and wellteq Pte Ltd dated November 1, 2022 (Incorporated by reference to Exhibit 4.40 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.43	Employment Agreement by and between Scott Montgomery and Advanced Health Intelligence Ltd dated December 1, 2022 (Incorporated by reference to Exhibit 4.29 of Form 20-F filed with the Securities and Exchange Commission on February 3, 2023)

4.44*+	Master Services Agreement by and between Upvio Healthtech and Advanced Human Imaging Ltd dated January 18, 2023

4.45*+	Master Services Agreement by and between Augmented Reality Concierge, LLC and Advanced Human Imaging Ltd dated February 8, 2023

4.46*+	Research Agreement by and between Stellenbosch University and Advanced Health Intelligence Ltd dated May 21, 2023

4.47*+	Master Services Agreement by and between Kalibra Pte Ltd and Advanced Health Intelligence Ltd dated May 23, 2023

4.48*	Letter of Intention by and between Pharmak Direct and Advanced Health Intelligence Ltd dated June 19, 2023

4.49*	Collaboration Agreement by and between IntelliGen Solutions FZ-LLC and Advanced Health Intelligence Ltd dated July 21, 2023

4.50*	Exclusive Perpetual Software License Agreement by and between Shanghai Changlin Network Technology Co Ltd and Advanced Health Intelligence Ltd dated August 2, 2023

4.51*	Collaboration Agreement by and between Bin Farhood International Business Management Group L.L.C. and Advanced Health Intelligence Ltd dated August 31, 2023

4.52*	Letter of Intention by and between UniSure Group and Advanced Health Intelligence Ltd dated September 20, 2023

4.53*	Extension Letter dated October 24, 2023, relating to the Exclusive Perpetual Software License Agreement by and between Shanghai Changlin Network Technology Co Ltd and Advanced Health Intelligence Ltd dated August 2, 2023

4.54†	MyFiziq Limited Incentive Performance Rights Plan (Incorporated by reference to Exhibit 10.10 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.55†	MyFiziq Limited Incentive Options Plan (Incorporated by reference to Exhibit 10.11 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

8.1*	List of subsidiaries

11.1	Code of Conduct (incorporated herein by reference to Exhibit 14.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on August 26, 2021)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed with the Original Filing.
†	Executive compensation plan or arrangement.
+	Certain confidential portions of this exhibit were omitted because the identified confidential portions are not material and are the type that the registrant treats as private or confidential.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED HEALTH INTELLIGENCE LTD

Date: January 17, 2024	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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